U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                  OF SMALL BUSINESS ISSUERS UNDER SECTION 12(B)
                 OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934



                             IDF INTERNATIONAL, INC.
--------------------------------------------------------------------------------
             (Exact name of registrant as specified in its charter)

           New York                                     11-3059399
---------------------------------           ------------------------------------
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
incorporation or organization)

155 Morris Avenue,
Springfield, New Jersey                                   07081
---------------------------------           ------------------------------------
(Address of principal                                  (Zip Code)
executive offices)

                                 (973) 379-1481
--------------------------------------------------------------------------------
                           (Issuer's telephone number)

        Securities to be registered pursuant to Section 12(b) of the Act:

      Title of Each Class                       Name of Each Exchange on Which
      to be so Registered                       Each Class is to be Registered
---------------------------------           ------------------------------------


---------------------------------           ------------------------------------


---------------------------------           ------------------------------------


        Securities to be registered pursuant to Section 12(g) of the Act:

                          Common Stock, $.001 par value
--------------------------------------------------------------------------------
                                (Title of Class)


--------------------------------------------------------------------------------
                                (Title of Class)

                                     PART I

ITEM 1.                      DESCRIPTION OF BUSINESS

GENERAL

         IDF  International,  Inc.  ("IDF"),  is a holding company.  Through its wholly-owned subsidiaries, TechStar Communications, Inc. ("TechStar") and Hayden-Wegman, Inc. ("Hayden-Wegman"), it provides site acquisition, zoning, architectural and engineering project management and consulting services to the wireless communications industry, and provides construction and engineering services to municipalities and private industry. Services to the wireless communications industry are provided by TechStar, and general construction and engineering services are provided by Hayden-Wegman.

         TechStar is headquartered in Silver Spring, Maryland (the Washington, D.C., metropolitan area). Established in 1993, TechStar's mission is to offer its clients a blend of real estate, legal and telecommunications engineering professionals who can produce turnkey wireless communications infrastructure solutions from within one organization. Its current clients include AT&T Wireless, Motorola, Omnipoint Communications, Nextel Communications and Bell Atlantic/Nynex Mobile.

         Hayden-Wegman is headquartered in New York, New York, and has offices in Boston, Massachusetts, Buffalo, New York as well as elsewhere in the Northeast United States. Hayden-Wegman provides general engineering services to both public and private clients. Established in 1931, it has developed a strong reputation (among the variety of services it offers) for infrastructure design and refurbishment, to include work on projects such as bridges, tunnels, roads, piers, marinas, garages, pumping and electrical stations and solid waste facilities. Hayden-Wegman also performs construction management and offers engineering services for office buildings, planned unit developments and other development projects. Its current clients include state and local departments of transportation and general services administrations, the United Nations, AT&T, the New York Museum of Natural History, utility companies and private developers.



INDUSTRY BACKGROUND

         IDF is involved in two main industries through its subsidiaries.  These
are  the  wireless   communications   industry,   through   TechStar,   and  the
infrastructure and environmental engineering industry, through Hayden-Wegman.

         WIRELESS COMMUNICATIONS INDUSTRY

         TechStar typically serves wireless communications carriers. These carriers need to develop or enhance networks of radio links/sites to allow for seamless communications coverage in particular Federal Communications Commission ("FCC") licensed geographic areas. Nationwide, cellular, paging and dispatch services FCC license holders are in the process of completing their networks' coverage or enhancing their existing networks to remain competitive with new market entrants. Although these licenses are up to 13 years old, these systems are still incomplete, particularly in suburban and rural areas. In addition, since 1996, new carriers have acquired various new licenses from the FCC.

         Some of these licenses were issued for the development of networks commonly referred to as personal communications systems or "PCS" (which from users' perspective operate similarly to traditional cellular networks), and are currently in the process of being developed. PCS carriers must complete their systems quickly and, through a massive build plan, attempt to compete with existing cellular carriers. Many initial markets have launched or are close to launching. Many other license holders have not even begun to develop their systems due to financial constraints, limits on foreign investment, changes in the availability of financing through capital markets and other forces. These holders are awaiting decisions from the FCC regarding potential restructuring of their license fee payments and other modifications. In addition to this, the FCC plans or has completed auctions of licenses to the D, E and F blocks of the radio frequency spectrum and the reauction of the license to the C block of the radio frequency spectrum. The restructuring or repositioning of these licenses as well as the further development of emerging technologies, such as local multipoint distribution system ("LMDS"), hold the promise of additional new activity in the wireless communications industry. Regardless of the outcome, competition remains heavy within wireless communications, with some markets, like Washington, D.C., hosting as many as five major operating carriers. Industry sources have estimated that, over the next 10 years, up to 100,000 wireless communications sites will have to be developed in the United States alone.

         Internationally, wireless networks are developing at a rapid pace and liberalization/privatization processes are at the various stages of implementation, providing a substantial market opportunity in the near future for companies that offer wireless communications services. Some countries, including many in Eastern Europe and Latin America, see wireless communications as a much cheaper alternative to rebuilding obsolete or malfunctioning landline communications infrastructures, and are encouraging deployment of wireless communications systems.

         INFRASTRUCTURE AND ENVIRONMENTAL ENGINEERING INDUSTRY

         Hayden-Wegman provides infrastructure and environmental engineering services, as well as structural rehabilitation of existing structures, construction management services and real estate development engineering. With the ongoing deterioration of infrastructure in this country and abroad, Hayden-Wegman has opportunities to participate in the rebuilding process. Looking at the industry in general, domestic billings of the top 500 domestic design firms aggregated approximately $ 30 billion in 1996. Billings from infrastructure design projects accounted for about $ 4.4 billion or 16% for the top 500 domestic design firms.

         Currently in the United States, a strong need for public sector infrastructure and environmental engineering services has developed. Numerous public works projects such as bridges and water supply systems have reached the point in their useful lives where they need to be either rehabilitated or replaced with new construction. While municipalities have often hesitated, due to budgetary constraints, to effect these necessary upgrades, currently a confluence of factors is pushing them to do so. The two main factors are: (1) necessity, due to projects reaching a critical stage of deterioration, and (2) opportunity, due to current strong government revenue flows facilitated by the strong national economy. Management believes that the deteriorating bridges in the Northeast and New York City's failing water supply systems offer opportunities for expansion of Hayden-Wegman's current services in these areas.

         In addition to public sector projects, the current strong economy has led to renascent commercial construction activity. Numerous waterfront rehabilitation, commercial structure development and redevelopment and other projects are underway. In the Northeast United States, there is an increasing demand for waterfront planning and design. These projects require the environmental analysis and rehabilitation of many, formerly neglected, structures and properties.

         Congress, recognizing the urgency of years of neglect of the nation's infrastructure, has recently enacted the Intermodal Surface Transportation Efficiency Act. Management believes that this important legislation will inject over $150 billion toward the revitalization and expansion of the nation's infrastructure. Of this amount, management believes New York has been allocated $121 billion, New Jersey $3 billion, Massachusetts $6 billion and Connecticut $2 billion. Management believes that Hayden-Wegman is well positioned to capture a significant level of business as a result of this legislation.

TECHSTAR AND HAYDEN-WEGMAN OPERATIONS

         The business activities of IDF are defined by the services provided by TechStar and Hayden-Wegman.

         TECHSTAR SERVICES

         TechStar's services are generally sold to telecommunications operators and equipment manufacturers. Telecommunications operators are the companies, both in the United States and abroad, that build, manage and operate the communications system infrastructure. In addition to landline service (telephone service effected through a network that is physically wired together), many operators have developed or are developing wireless communications networks based on interconnection via radio waves. Most of the early wireless networks were analog cellular networks. While cellular networks are still prevalent, many operators are now developing or have developed digital PCS networks, which from the users' perspective operate like a cellular network. Also, FCC auctions of the D, E and F blocks of the radio frequency spectrum, the reauctioning of the C block thereof and emerging technologies such as LMDS will serve to create new markets for TechStar's services within the industry.

         Many of these wireless networks have been or are being constructed by established companies in the telecommunications industry. Examples of these companies include AT&T, GTE, Bell Atlantic/Nynex, Pacific Bell, Sprint and others. In addition, the sales of radio frequency licenses by the FCC has resulted in the development of many new wireless communications operators. Companies such as American Personal Communications, Nextel, and Omnipoint, to name a few, are building and operating wireless communications networks in numerous metropolitan areas. TechStar offers services directly to these operators to aid them in designing and building their wireless communications networks.

         Network operators must purchase significant amounts of new equipment (switching, transmission, etc.) to develop and run their wireless communications networks. A relatively small number of equipment vendors (Motorola, Ericsson, Northern Telecom and others) compete vigorously to be chosen to be the equipment suppliers for a given wireless network. As part of the bidding process, a number of equipment vendors offer telecommunications operators fully operational, turnkey wireless communications networks. Equipment vendors offer to sell the necessary network operating equipment, and build the wireless communications network, thereby offering to sell a fully operational wireless communications network to a telecommunications operator. TechStar offers its services to equipment manufacturers or other vendors to aid them in designing and building such wireless communications networks for their customers.

         In addition, management believes that there may be some opportunities in the area of property development and management, both within and without the telecommunications area, which IDF intends to explore.

         For the seven month period ended July 31, 1997, three of TechStar's clients each accounted for more than 10% of TechStar's revenues. These clients accounted for $2,500,000, $400,000 and $400,000 of TechStar's 1997 fiscal year revenues.

         HAYDEN-WEGMAN SERVICES

         For over 65 years, Hayden-Wegman has been a recognized participant in the consulting and engineering industry, providing services in improving and rebuilding transportation systems, rebuilding the nation's infrastructure, and cleaning up the environment. Hayden-Wegman is recognized in its industry and is often cited as a provider of superior consulting and engineering services. Hayden-Wegman has provided engineering services for a variety of projects from major interstate transpoprtation systems to municipal structures, for clients such as public agencies, major corporations and private developers. It has four primary design and construction management market segments: infrastructure, waterfront services, parking garage specialist services and environmental projects. Hayden-Wegman has four offices within the Northeast region of the United States. These offices are located in New York, New York; Boston, Massachusetts; Buffalo, New York and Parsippany, New Jersey.

         Hayden-Wegman's infrastructure services involve projects dealing with the design, inspection and construction management of roadways, viaducts, bridges, terminals and tunnels. Its projects have included more than 500 miles of interstate highways, more than 600 bridges and over seven miles of waterfront facilities. In addition, Hayden-Wegman has found a unique market niche in the garage rehabilitation industry and markets itself as "The Garage Specialists." Hayden-Wegman's environmental design services have ranged from major refuse projects to energy facilities, sewage treatment plants, municipal and private sewer systems, water treatment plants and water distribution systems.

         A majority of work undertaken by Hayden-Wegman is with the public sector. Approximately 75% of total billings for the years ended June 30, 1994, 1995 and 1996 have been derived from the public sector. In general, there are two types of bids required when dealing with the public sector. One type of bid is known as a cost bid; a bidder wins a contract under such a bid based on price. Another type of bid outlines the specific approach to be taken, the professional qualifications of the individuals who would work on the project, the qualifications of the bidding company and finally the anticipated man-hours to complete the project.

         For the year ended June 30, 1997, three of Hayden-Wegman's clients each accounted for more than 10% of Hayden-Wegman's revenues. These clients accounted for approximately $2,200,000, $1,800,000 and $1,400,000 of Hayden-Wegman's 1997 fiscal year revenues.

         Over the years, Hayden-Wegman has been particularly effective in working on a number of engineering projects for the public sector, including the New York State Department of Transportation, the New York State Thruway Authority, the Massachusetts Department of Public Works, New Jersey State Department of Transportation, the Massachusetts Bay Transportation Authority and municipal governments in the Northeastern and Southeastern states as well as the New York City Department of Environmental Protection, the New York City Department of Parks and Recreation, the New York City Department of Design and Construction and the New York City Bureau of Bridges.

         Hayden-Wegman offers services to the private sector as well. In general, private sector clients pay a premium over that charged to public sector clients. Management believes that Hayden-Wegman has the necessary qualities to increase revenues from private sector clients due to its reputation for excellent, innovative and cost effective results. The private sector clients include AT&T Corporation, Chase Manhattan Bank, the United Nations and several major private developers and high-rise and garage owners in New York City.

         Hayden-Wegman has established strong public sector relationships, having provided engineering services on more than 1,000 infrastructure projects throughout the United States which have exceeded $2 billion in value. The projects completed or in process include: the White Hall Ferry Rehabilitation in New York; the Boston Central Artery -- one of the most significant infrastructure projects of the 1990's; the relocation of a Route 7 section in Connecticut; the Henry Hudson Parkway, 158th Street Exit in New York, New York; Malcom X Boulevard; Lift Bridges at 9th Street in Brooklyn, New York and at Broadway in New York, New York; the modernization of New York Hospital and the Hospital for Special Surgery, rehabilitation of Waterside Plaza in New York, New York; replacement of Pier No. 11 in New York Harbor; and marinas in Northport and Oyster Bay, New York. Hayden-Wegman currently has a backlog of infrastructure design work to perform for various projects within New York, New Jersey, Massachusetts and Connecticut.

         Additionally,   as  part   of  its   environmental   design   services,
Hayden-Wegman has developed extensive experience in the engineering and design of water and waste/water treatment facilities as well as refurbishments thereof. It also has experience in the design and management of solid waste facilities. Hayden-Wegman is currently engaged by the City of New York to design three separate waste water projects that aggregate more than $100 million in value. Its completed environmental projects include a 5 mile long sewer tunnel in Buffalo, New York, and Sewage Treatment Plants in Endicott, New York, and Stamford, Connecticut.

         Hayden-Wegman's completed projects include the 2,000 ton per day Municipal Solid Waste Burning Facility that generates power for sale to Florida Power and Light in Palm Beach County, Florida, totaling $180 million in value, and a 975 ton per day Mass-Burn Resource Recovery Plant serving residents of Alexandria and Arlington, Virginia.

         Hayden-Wegman is also active in the development of solid waste treatment and storage solutions to critical waste disposal problems. For example, Hayden-Wegman engineering solutions have been responsible for many improvements in sanitary landfill design, including the creation of leachate treatment facility designs such as the one it developed for the 400 ton-per-day sanitation landfill in Williamsport, Lycoming County, Pennsylvania. In addition, Hayden-Wegman developed the first coordinated gas control and venting system for a New York landfill. Working with New York City, the State of New York and Brooklyn Union Gas Company, Hayden-Wegman developed a landfill gas-to-electricity pilot project at the world's largest landfill located on Staten Island, New York.

         Each of Hayden-Wegman's offices, though they work in a coordinated fashion on many projects, have also developed distinct service offerings, based upon local needs.

         Hayden-Wegman's New York office has developed expertise in environmental project engineering, including: (1) water mains, (2) combined sewer overflow, (3) pumping stations, (4) sewage plant stabilization work and
(5) smaller sewage treatment plants. Management believes that the New York City Department of Environmental Protection, an established client, will continue to demand engineering services for continued maintenance and modification of its 64 pumping stations.

         Additionally, since early 1990, Hayden-Wegman's New York office has more aggressively marketed hospital and traffic design engineering services, two service segments which management views as continuing to expand. Engineering services for hospitals include, but are not limited to, work on the utilities, sewage treatment facilities, and traffic management. Significant engineering services were recently provided by Hayden-Wegman to New York Hospital and the Hospital for Special Surgery.

         Hayden-Wegman's New York office has been recognized by garage owners and operators in New York, New Jersey and Connecticut for its expertise in garage engineering and its garage project clients have included the United Nations, AT&T and the City and State of New York. Finally, the New York office is also aggressively marketing construction management services.

         Hayden-Wegman's Boston office primarily serves the Massachusetts Department of Public Works and its large Boston Central Artery Project, a significant infrastructure project. Public sector projects account for approximately 95% of the Boston office billings and backlog. Since 1996, Boston office revenues have become heavily concentrated in infrastructure engineering services. Among other Boston office projects is a municipal incinerator project in Florida and the Landfill Gas Recovery project in Rhode Island.

         Hayden-Wegman's Buffalo office markets include the New York State Thruway Authority, the Erie County Department of Public Works and the City of
Buffalo Department of Public Works. Recent clients have included the New York State Department of Transportation, Buffalo Inner Harbor Planning and the Buffalo Sewer Authority, for construction of a 6-mile-long rock tunnel sewer overflow relief project.

         Finally, Hayden-Wegmen's Parsippany office market is engineering opportunities generated within New Jersey. Its major client is the New Jersey Department of Transportation. In addition to engineering, the Parsippany Office markets surveying services to developers in New Jersey and New York.

         Hayden-Wegman is aggressively pursuing waterfront projects. Recently the Buffalo office together with the New York City office received a contract for study and planning of the Buffalo Inner Harbor. In addition, Hayden-Wegman is aggressively pursuing opportunities for entering into the rapidly expanding telecommunication support services market and into special niches in the bridge design and construction market.

         BACKLOG

         As of May 1, 1998, IDF's backlog consisted of $13.1 million in contracts.


MARKETING AND SALES STRATEGY

         Each of the TechStar and Hayden-Wegman IDF operating subsidiaries markets its own services individually.

          TECHSTAR

         Management believes that TechStar's marketing and sales efforts benefit from that company's excellent reputation in the telecommunications industry, as reflected in its current client list, which includes AT&T, Bell Atlantic, Motorola, Nextel and Omnipoint.

         In addition, in order to enhance their market share and increase the pace of sale and installation of their equipment, wireless communications equipment providers offer telecommunications operators financing of equipment purchases. TechStar has initiated discussions with identified equipment providers with respect to development of a program to offer complete turnkey development of wireless communications networks in particular geographic areas for wireless communications operator clients. The benefits of such a program to the equipment providers include offering their wireless communications operator clients one point of contact and management, the elimination of multiple handoffs and management points, increased speed, efficiency and accountability, reduced cost and reduced operator supervision in connection with their network infrastructure developments. At the same time, this program offers equipment providers an opportunity for broader market penetration through leveraged services.

         Focusing on evolving market conditions, TechStar will also approach marketing of its services through two other major avenues:

             o FINANCING:  Project  administration,  site  acquisition,  zoning, engineering and construction management services can also be financed to provide complementary opportunities with joint venture equipment providers.

             o ACQUISITIONS/JOINT  VENTURES:  TechStar will pursue  aggressively the acquisition or partnering with potentially synergistic competitors or complementary businesses offering access to new markets, new customers or new service applications, nationally and internationally.


         TechStar's sales and marketing are managed by the President and other senior officers of the company. In addition, TechStar recently hired a Vice President of Marketing to coordinate TechStar's marketing efforts. He is compensated with a base salary, and commission equal to 1% of the gross revenue of projects he develops. The company relies on its good reputation with clients and has received significant repeat business and referrals for new business from existing clients. TechStar also periodically advertises in RCR, a wireless communications industry publication.

         HAYDEN-WEGMAN

         Hayden-Wegman's traditional clientele of public sector agencies provides, and is expected to provide, the majority of its revenue. For over half a century, Hayden-Wegman has established strong working relationships with various public sector agencies (state and local). Its engineering expertise in the design for infrastructure and environmental projects is also well known in the private sector.

         Hayden-Wegman plans to expand its marketing and sales capability by engaging additional business development staff to supplement the business development activities currently accomplished by its Hayden-Wegman's officers and staff.

         Hayden-Wegman obtains customers for its private sector engineering services through client and vendor referrals and new business development efforts of its internal marketing staff. Public sector agencies advertise new engineering projects in national publications such as the Engineering News Record, an engineering industry publication, and the Commerce Daily, a weekly publication issued by the Federal Government, and state and local publications such as the New York State Register. Hayden-Wegman is on the qualified consultants list of New York City Department of Transportation and Department of Environmental Protection.

         Hayden-Wegman's sales and marketing are managed by the President, the marketing staff and project managers. A business development and marketing staff member in Boston is a former Massachusetts Highway Department executive. In New York, marketing staff members include former employees of public agencies.

         Each Hayden-Wegman marketing representative based in a particular Hayden-Wegman office reports to a senior marketing officer who is responsible for that office's sales and marketing efforts. Each local office senior marketing officer reports to the President of Hayden-Wegman.

         Management believes that Hayden-Wegman is well-positioned to capitalize on Hayden-Wegman's long standing presence and the proven ability of its highly trained professional personnel to take advantage of the changing dynamics of the engineering services marketplace.

         The marketing plan for Hayden-Wegman's New York City office stresses the growth of current private sector work through contacting new clients and extending current projects with private clients, and continued pursuit of public sector work.

         Hayden-Wegman's Boston office plans to continue to market its services to municipalities in Massachusetts for additional roadway design work, to private industry clients for industrial pretreatment project work, and will expand its marketing efforts to the Maine and Vermont Departments of Transportation as well as other agencies in those states.


COMPETITION

         TECHSTAR

         Competition in TechStar's line of business, consulting and wireless communications network services, is strong and is concentrated primarily among less than twenty companies, of which half of these companies are represented by telecommunications divisions of large engineering firms such as Fluor-Daniels and

Bechtel. The other half are from well established firms such as SBA, Georon, Entel, and Whalen. In the last few months, a number of carriers have slowed the development of their wireless communications networks in the face of various delays and difficulties. As a result, there has been a slowdown in building activity which has put pressure on the existing companies in TechStar's line of business. This has resulted in two movements, a movement to consolidate among industry players and a movement to diversify into new areas of activity, such as building turnkey operations to specifications and renting them to wireless communications operators.

         Regardless of these trends, management believes that TechStar can compete in this environment and against these companies. TechStar has positioned itself as one of the few consulting and engineering service providers capable of providing turnkey services within one organization. In addition, TechStar is exploring new avenues for business, such as license and franchise acquisition and development, site management, construction and joint venture consulting services solutions.

         Management believes that TechStar's primary competitive advantage versus the aforementioned competition is its ability to move quickly to meet the needs of the client. This is partly a result of the relative size of the company versus the competition. Management also believes that TechStar has a strong asset in its professional and administrative staff, who continue to provide superior services at competitive pricing.

         HAYDEN-WEGMAN

         Competition in Hayden-Wegman's line of business, engineering services, is very fragmented. In the area of infrastructure design, Hayden-Wegman has significant competition from companies such as Vollmer Associates, Parsons Brinkerhoff and Urbitran. Vollmer Associates and Parsons Brinkerhoff are companies with significantly greater revenues and financial resources than Hayden-Wegman, while Urbitran's revenues and financial resources are believed to be comparable to those of Hayden-Wegman.

         Within environmental design, Hayden-Wegman faces competition from CH2M Hill, Inc., Camp Dresser and Mckee, Inc., SEA Consultants, Inc., and Weston & Sampson Engineers. All four companies provide significant competition, and are believed to have significantly greater revenues and financial resources than Hayden-Wegman.

         The larger companies such as Parsons Brinkerhoff, Vollmer Associates, CH2M Hill and Camp Dresser and Mckee all have a national presence and, as a result, are competition for Hayden-Wegman in all regions where it is present. In New York specifically, Hayden-Wegman also faces competition in waste water projects from the URS Company and from Gannett Fleming Company. These companies have significantly greater revenues and financial resources than Hayden-Wegman. In Boston,

Hayden-Wegman faces competition from smaller regional firms such as Howard Needles Tammen and Bergendoff and Seele Stevenson. Both these firms are privately held and, as a result, no financial information is available.

         Management believes that Hayden-Wegman's primary competitive advantage versus the aforementioned competition is its ability to move quickly to meet the needs of the client. This is associated both with proximity of regional offices as well as the relative size of the company versus the competition. Management also believes that Hayden-Wegman has a strong asset in its professional and administrative staff, who continue to provide superior consulting and design services at competitive pricing.


REGULATORY ENVIRONMENT AND INTELLECTUAL PROPERTY

         REGULATORY ENVIRONMENT

         Neither IDF nor its subsidiaries require government approval for the services they offer. Outside of the normal regulatory framework within which all businesses operate, no government regulations currently significantly impact or are expected to impact significantly IDF or its subsidiaries' operations in the foreseeable future.

         INTELLECTUAL PROPERTY AND RESEARCH AND DEVELOPMENT

         Neither IDF nor its subsidiaries hold any patents, trademarks or other intellectual property of significant commercial value. Also, neither IDF nor its subsidiaries engage in any organized and significant research and development activities.


CORPORATE HISTORY AND EMPLOYEES

         CORPORATE HISTORY

         IDF, a New York corporation, was incorporated pursuant to the laws of the State of New York on March 27, 1991. It was formed to seek potential business opportunities which in the opinion of management may provide a profit for IDF. On December 5, 1991, IDF completed a public offering of its securities pursuant to which it sold 200,000 Units at $5.00 per Unit, each Unit consisting of one share of the Common Stock and one common stock purchase warrant entitling the holder to purchase one share of IDF Common Stock for a period of nine months expiring on September 4, 1992, at a price of $15.00 per share. The expiration date was extended but expired September 30, 1993. IDF's management evaluated various prospective business opportunities, but it had no operations from its inception in March 1991 through November 1993.

         TechStar, formerly Broadcast Towers Site, Inc., was organized under the laws of the State of Delaware on February 28, 1994. Effective December 11, 1996, the shareholders of TechStar exchanged all their shares in TechStar for $780,000 in cash, 507,246 unregistered shares of American United Global, Inc. ("AUGI"), common stock and three promissory notes aggregating $600,000. The transaction was valued at $4,426,303 and was accounted for by the purchase method of accounting. Goodwill in the amount of $3,905,639 was recorded on the books of TechStar in accordance with the push down theory of accounting. Accordingly, TechStar became a wholly-owned subsidiary of AUGI.

         Effective in August 1997, TechStar was a party to a reverse triangular merger with IDF, through its newly formed subsidiary, TechStar Acquisition Corp. ("Acquisition Corp."). TechStar emerged as the surviving corporation of the merger with Acquisition Corp. and became a wholly-owned subsidiary of IDF. As a result of this merger, IDF issued 6,171,553 shares to AUGI, resulting in AUGI owning approximately 63% of the issued and outstanding common shares of IDF at that date. In addition, certain officers of TechStar received options to acquire an additional aggregate 8% of IDF Common Stock pursuant to their employment agreements.

         Hayden-Wegman was incorporated in the State of New York in 1930 under the name John M. Farley & Co., Inc. The name was subsequently changed to Leonard
S. Wegman & Co., Inc. Leonard S. Wegman & Co., Inc., was located in New York City and provided engineering services for the public sector and private industrial projects. In 1984, Leonard S. Wegman & Co., Inc., merged with Hayden, Harding & Buchanan, an engineering and design firm, and changed its name to Hayden-Wegman, Inc. Hayden, Harding & Buchanan, located in New England, had been founded in 1938 and principally provided engineering design services to the public sector. In 1986, Alta Acquisition Corporation acquired Hayden-Wegman. On December 29, 1992, H/W Acquisition, Inc., a newly formed Delaware corporation owned by the key management of Hayden-Wegman, acquired all of the outstanding shares of Hayden-Wegman's capital stock.

         Hayden-Wegman was formed before professional corporations, owned by licensed professional surveyors and engineers, were provided for under New York's Business Corporation Law. At present, a new corporation could not be formed to perform the work that Hayden-Wegman performs, if the corporation were not wholly owned by engineering professionals.

         On November 3, 1993, IDF acquired all the outstanding common stock of H/W Acquisition, Inc., in exchange for 550,000 shares of Common Stock of IDF.
H/W Acquisition, Inc., was the record holder of all the outstanding capital stock of Hayden-Wegman, and IDF became the record holder of all of the outstanding capital stock of H/W Acquisition, Inc. On December 29, 1993, H/W Acquisition, Inc., changed its name to Hayden-Wegman International, Ltd. ("H-W Ltd."). H-W Ltd. continues to be a wholly-owned subsidiary of IDF.


         EMPLOYEES

         IDF employs 1 senior executive, its President and Chief Executive Officer.

         TechStar  employs  45  engineers,   technical   support  personnel  and
administrative personnel (19 engineers, 15 technical support personnel, and 11 administrative personnel).

         Hayden-Wegman employs 108 professional engineers, technical support personnel and administrative personnel (76 engineers, 18 technical support personnel, and 14 administrative personnel). The staff of engineers, designers and construction managers have a wide range of technical expertise in the fields of civil, environmental, structural, geotechnical, electrical and mechanical engineering. The technical support personnel are comprised of planners, traffic engineers, rehabilitation experts, surveyors, and CADD operators.

         Relations  with all  employees  is  believed  to be good.  There are no
collective   bargaining   agreements  with  any  employees  of  IDF  or  of  its
subsidiaries.

ITEM 2.              MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

         FISCAL YEAR ENDED JUNE 30, 1997 AND JUNE 30, 1996. Revenue for the fiscal year ended June 30, 1997 of $11.3 million was $400,000 lower than the preceding year's revenue of $11.7 million. Gross profit of $5.6 million, however, was $100,000 greater than that for fiscal 1996, primarily due to higher profit margins reflecting a larger proportion of high margin private sector work performed in fiscal 1997, as contrasted with a larger proportion of lower margin public sector work in fiscal 1996.

         Selling, general and administrative expense of $3.9 million for fiscal 1997 was $1.2 million below the prior year due to a combination of reduced corporate overhead, resulting from head count reductions in management staff, re-negotiation downward of certain lease payments and insurance premiums, and the settlement for $437,000 of disputed payments to two vendors. Other Income of $98,000 in fiscal year 1997, compared to Other Expenses of $160,000 in fiscal year 1996, reflected final settlement in fiscal year 1997 of outstanding tax disputes for which IDF received credit for certain penalties assessed in fiscal year 1996.

         Income before Extraordinary item of $900,000 for fiscal year 1997 was $1.6 million greater than the loss of $650,000 incurred in fiscal year 1996 due to the above mentioned factors. Net income for fiscal year 1997 of $900,000, however, was $365,000 below reported net income for the prior year due to a one-time settlement of $1.9 million with an unsecured creditor which took place in December 1995.

         NINE MONTHS ENDED APRIL 30, 1998 AND APRIL 30, 1997. Revenue for the nine months ended April 30, 1998 was $11.9 million, which represents an increase of $3.3 million over the nine months ended April 30, 1997. This increase reflects the inclusion of nine months of TechStar operations in the nine months ended April 30, 1998 as a result of the merger of IDF and TechStar, for which no comparable revenues existed in the 1997 nine month period. See "Liquidity and Capital Resources," below.

Selling, general and administrative expenses of $4.2 million for the nine months ended April 30, 1998, up from $1.8 million for the nine months ended April 30, 1997, also reflects the inclusion of a full nine months of TechStar expenses for the period ended April 30, 1998, with no comparable expenses incurred during the 1997 nine month period. Interest expense for the nine months ended April 30, 1998 of $.7 million, as compared to $.6 million for the comparable prior nine months period, reflects increased borrowing under the IDF Line of Credit in the latter period for working capital purposes in the start-up of certain public sector change-order work.

Net income for the nine months ended April 30, 1998 was $178,000, down from $477,000 for the nine months ended April 30, 1997, and resulted from the combination of the above mentioned factors, plus the inclusion of a provision for income taxes of $55,000 for the nine months ended April 30, 1998, with no comparable provision included for the 1997 nine month period.

LIQUIDITY AND CAPITAL RESOURCES

         During the course of the fiscal year ended June 30, 1997, IDF raised additional capital, both through debt and equity offerings. Proceeds from long-term debt offerings amounted to $800,000, and net proceeds from common stock equity offerings totaled $350,000.

         Additionally, in February 1997, holders of $745,000 of indebtedness dating to 1994 converted such outstanding principal and accrued interest of $149,000 into 715,000 shares of IDF's Common Stock at a conversion price of $1.25 per share.

         In November 1994, IDF, through its Hayden-Wegman subsidiary, entered into a line of credit/factoring agreement with Bankers Capital (the "Line of Credit"). Under the terms of the Line of Credit IDF is able to borrow up to $3,000,000, based upon the factoring of client invoices. The amount received by IDF under the Line of Credit equals 80% of the face value of each factored invoice, which is generally disbursed within 48 hours of submission of the invoice to Bankers Capital. The remaining 20% balance of the invoice, less specified fees, is paid to IDF upon Bankers Capital's full collection of the invoice amount from the account debtor. As of June 30, 1997, IDF's outstanding principal balance under the Line of Credit was approximately $1,700,000. All amounts outstanding under the Line of Credit bear interest at an interest rate approximating 25% per annum (see above). The amounts advanced under the Line of Credit are generally with recourse to IDF and Hayden-Wegman.


Effective in August 1997, IDF was a party to a reverse triangular merger (through a newly formed subsidiary, Acquisition Corp.) with TechStar, a wholly owned subsidiary of AUGI. TechStar emerged as the surviving corporation of the merger with Acquisition Corp. and became a wholly-owned subsidiary of IDF. As part of this transaction, IDF issued 6,171,553 shares of its common stock to AUGI, resulting in AUGI owning approximately 63% of the issued and outstanding shares of IDF at that date.


         In September 1997, IDF sold approximately $3 million principal amount of IDF's 8% Senior Subordinate Convertible Notes (the "Notes") in a private placement to accredited investors, and an affiliate converted an existing $800,000 principal loan to IDF, plus $11,452 of accrued interest, into a $811,452 principal convertible note of IDF (the "Rubin Note"). The Notes and the Rubin Note bore interest at a rate equal to eight percent (8%) per annum and were automatically convertible into shares of IDF's 8% Series A and 8% Series
A-1, or 8% Series B Preferred Stock, respectively. IDF used approximately $2,500,000 of the net proceeds of this offering to settle certain past due obligations existing on July 31, 1997. In January 1998, principal, and accrued interest in the amount of $ 100,000, of the Notes was converted into Series A and Series A-1 Preferred Stock upon stockholder approval and the filing with the Secretary of State of the State of New York of a Certificate of Amendment to the IDF Certificate of Incorporation (the "Certificate"), at a conversion price of $1.25 of outstanding principal per share. Accrued interest of the Notes was not required to be converted into Series A or Series A-1 Preferred Stock, and was payable in cash by IDF at the time of automatic conversion into shares of Series A and Series A-1 Preferred Stock. However, substantially all holders of the Notes, including Messrs. Kandel, Luciani and Moskona, have agreed to convert and have converted all accrued interest under their Notes into Series A and Series A-1 Preferred Stock at the $1.25 conversion rate. Likewise, although the Rubin Note only required conversion of outstanding principal into shares of Series B Preferred Stock at a conversion price of $2.00 of outstanding principal per share, but did not require conversion of accrued interest ($32,000) into shares of Series B Preferred Stock, Mr. Rubin agreed to convert and has converted all accrued interest under the Rubin Note into Series A and Series A-1 Preferred Stock at the $1.25 conversion rate. Dividends on the Series A, Series A-1 and Series B Preferred Stock can be paid in additional shares of such Preferred Stock, if agreed to by the holders, at the option of IDF. To date substantially all dividends on the Preferred Stock have been paid in additional shares rather than in cash, and IDF anticipates continuing to do so.

CASH FLOW

     As of June 30, 1997 IDF had negative working capital of $1.9 million compared to a negative working capital of $5.2 million at June 30, 1996. Current Assets were reduced during the year by $300,000 primarily as a result of Accounts Receivable net collections. Proceeds from debt and common stock offering were utilized to effect a reduction of $800,000 in Accrued Wages and Related Costs, and Accounts Payable was paid down by $650,000. Additionally, IDF was able to replace borrowing under its Line of Credit by $600,000 between June 30, 1996 and June 30, 1997. Principal Non-cash transactions also positively affecting the working capital reduction during this period were the conversion of $755,000 of debt from the 1994 offering to common stock as previously mentioned, and the settlement of $437,000 in disputed vendor costs which is reflected in the decrease in Other Accrued Expenses.


As of April 30, 1998, IDF had working capital of $3.2 million compared to a negative working capital of $1.9 million at July 31, 1997, an increase of $5.1 million. This improvement reflects the capital infusion discussed in "Liquidity and Capital Resources" above, in which the net proceeds of the $3 million offering, amounting to $2.6 million, were utilized to pay off past due Accrued Wages, Salaries and Related Costs, which were reduced between July 31, 1997 and April 30, 1998 by $1.2 million, and to pay down certain past due accounts payable and other accrued expenses, which were reduced during the nine month period ended April 30, 1998 by $.7 million. Additionally, working capital at April 30, 1998 includes $2.1 million relating to TechStar, which balance was zero at the pre-merger date of July 31, 1997. The principal components of this latter amount are $.4 million cash and $1.8 million in accounts receivable and work-in-process. Borrowings under IDF's $3 million Line of Credit amounted to $2.6 million as of April 30, 1998, an increase of $.8 million over the balance at July 31, 1997. This increase was utilized to finance increased receivables and work-in-process over the period. IDF plans to negotiate a replacement of its current Line of Credit with another credit facility at a reduced interest rate. IDF believes that the current credit limit under the Line of Credit is sufficient to meet its working capital needs.



ITEM 3.                      DESCRIPTION OF PROPERTY

IDF PROPERTIES

         IDF maintains its corporate headquarters in Springfield, New Jersey. The office is located at 155 Morris Avenue, Springfield, New Jersey. The office is leased and the office floor area is approximately 500 square feet. The lease is $600 per month.


TECHSTAR PROPERTIES

         TechStar maintains its corporate headquarters in Silver Spring, Maryland. It has one other regional office in Wilmington, Delaware. All facilities are leased and are considered adequate for TechStar's anticipated operating needs through the foreseeable future.

         TechStar's corporate headquarters is located at 8403 Colesville Road, 16th Floor, Silver Spring, Maryland. The office floor area is approximately 31,000 square feet. The lease runs through June 2001 and is for $ 34,104 per month. Part of the office space is expected to be subleased in the near future.

         The  Delaware  office is located  at 501  Silverside  Road,  Suite 130,
Wilmington,   Delaware.  The  lease  is  for  $  300  per  month  and  is  on  a month-to-month basis.

HAYDEN-WEGMAN PROPERTIES

         Hayden-Wegman maintains its corporate headquarters in New York City, New York, and has three other regional offices which are located in Parsippany, New Jersey; Boston, Massachusetts and Buffalo, New York. All facilities are leased and are considered adequate for Hayden-Wegman's anticipated operating needs through the foreseeable future.

         The New York City office has been in operation since 1931. The New York City office is located at 330 West 42nd Street, 20th Floor, New York, New York. The office floor area is approximately 12,000 square feet. The lease runs through November 1999 and is for $ 16,500 per month.

         The New Jersey office is located at 1055 Parsippany Blvd., Parsippany, New Jersey. The office floor area is approximately 1,350 square feet. The lease runs through December 1998 and is for $ 1,917 per month.

         The Buffalo office has been in operation since 1970. The Buffalo office is located at 455 Commerce Drive, Amherst, New York, a suburb of Buffalo, New York. The office floor area is approximately 4,300 square feet. The lease runs through March 2001 and is for $ 3,938 per month.

         The Boston office has been in operation since 1938. The office occupies 10,000 square feet and is located at 214 Lincoln Street, Boston, Massachusetts. The office floor area is approximately 10,000 square feet. The lease runs through August 2001 and is for $ 9,687 per month through August 1998, $ 10,462 per month from September 1998 to August 1999, and $ 11,238 per month from September 1999 to August 2001.


ITEM 4.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth, as of June 30, 1998, certain information regarding the beneficial ownership of IDF's outstanding shares of voting securities, including Common Stock as well as Series A Preferred Stock, Series A-1 Preferred Stock and Series B Preferred Stock, by (i) each person known to IDF beneficially to own 5% or more of the outstanding shares of its voting securities, (ii) each of IDF's directors, (iii) each of IDF's executive officers named in the Summary Compensation Table below, and (iv) all directors and officers as a group. Except as indicated in the footnotes to this table, the persons named in the table have sole voting and investment power with respect to all shares of voting securities shown as beneficially owned by them, subject to community property laws where applicable.


                                                           Amount and                         Percent of
                                                            Nature of                         Outstanding
                              Name and Address of          Beneficial     Percent of Class      Voting
    Title of Class           the Beneficial Owner         Ownership(1)                        Securities
 ---------------------- -------------------------------- ---------------- ----------------- ----------------
 ---------------------- -------------------------------- ---------------- ----------------- ----------------
     Common Stock       American United Global, Inc.        6,171,553          62.16%           47.86%
                        11130 NE 33rd Place, Suite
                        250, Bellevue, WA 98004
 ---------------------- -------------------------------- ---------------- ----------------- ----------------
 ---------------------- -------------------------------- ---------------- ----------------- ----------------
     Common Stock       Lembit Kald                          112,580           1.13%               *
                        Hayden-Wegman, Inc., 330 West
                        42nd Street, New York, NY
                        10036 (6)
 ---------------------- -------------------------------- ---------------- ----------------- ----------------
 ---------------------- -------------------------------- ---------------- ----------------- ----------------
     Common Stock       Lawrence Kaplan                      496,492           5.00%             3.85%
                        Gro-Vest, Inc., 150 Vanderbilt
                        Motor Parkway, Suite 311,
                        Hauppaug, NY 11788 (2)
 ---------------------- -------------------------------- ---------------- ----------------- ----------------
 ---------------------- -------------------------------- ---------------- ----------------- ----------------
     Common Stock       Solon D. Kandel                      71,379              *                 *
                        IDF International, Inc., 155
                        Morris Avenue, 2nd Floor,
                        Springfield, NJ 07081 (3)
 ---------------------- -------------------------------- ---------------- ----------------- ----------------
 ---------------------- -------------------------------- ---------------- ----------------- ----------------
     Common Stock       Sergio Luciani                       71,379              *                 *
                        TechStar Communications, Inc.,
                        8403 Colesville Road, 16th
                        Floor, Silver Spring, MD 20910
                        (3)
 ---------------------- -------------------------------- ---------------- ----------------- ----------------
 ---------------------- -------------------------------- ---------------- ----------------- ----------------
     Common Stock       Simantov Moskona                     71,379              *                 *
                        TechStar Communications, Inc.,
                        8403 Colesville Road, 16th
                        Floor, Silver Spring, MD 20910
                        (3)
 ---------------------- -------------------------------- ---------------- ----------------- ----------------
 ---------------------- -------------------------------- ---------------- ----------------- ----------------
     Common Stock       Donald Shipley                       162,394           1.63%             1.26%
                        Hayden-Wegman, Inc., 330 West
                        42nd Street, New York, NY
                        10036 (6)
 ---------------------- -------------------------------- ---------------- ----------------- ----------------
 ---------------------- -------------------------------- ---------------- ----------------- ----------------
     Common Stock       Robert M. Rubin                      874,659           8.81%             6.78%
                        6060 Kings Gate Circle, Del
                        Rey Beach, FL 33484
 ---------------------- -------------------------------- ---------------- ----------------- ----------------
 ---------------------- -------------------------------- ---------------- ----------------- ----------------
     Common Stock       All directors and executive         1,860,262          18.74%           14.43%
                        officers as a group (7 persons)
 ---------------------- -------------------------------- ---------------- ----------------- ----------------
 ---------------------- -------------------------------- ---------------- ----------------- ----------------
 Series A-1 Preferred   Solon D. Kandel                      165,334           14.17%            1.28%
         Stock          IDF International, Inc., 155
                        Morris Avenue, 2nd Floor,
                        Springfield, NJ 07081 (4)
 ---------------------- -------------------------------- ---------------- ----------------- ----------------
 ---------------------- -------------------------------- ---------------- ----------------- ----------------
 Series A-1 Preferred   Sergio Luciani                       165,334           14.17%            1.28%
         Stock          TechStar Communications, Inc.,
                        8403 Colesville Road, 16th
                        Floor, Silver Spring, MD 20910
                        (4)
 ---------------------- -------------------------------- ---------------- ----------------- ----------------

                                       20

 ---------------------- -------------------------------- ---------------- ----------------- ----------------
 Series A-1 Preferred   Simantov Moskona                     165,334           14.17%            1.28%
         Stock          TechStar Communications, Inc.,
                        8403 Colesville Road, 16th
                        Floor, Silver Spring, MD 20910
                        (4)
 ---------------------- -------------------------------- ---------------- ----------------- ----------------
 ---------------------- -------------------------------- ---------------- ----------------- ----------------
 Series A-1 Preferred   Robert M. Rubin                      21,334            1.83%               *
         Stock          6060 Kings Gate Circle, Del
                        Rey Beach, FL 33484 (5)
 ---------------------- -------------------------------- ---------------- ----------------- ----------------
 ---------------------- -------------------------------- ---------------- ----------------- ----------------
 Series A-1 Preferred   Lawrence Kaplan                      130,924           11.22%            1.01%
         Stock          Gro-Vest, Inc., 150 Vanderbilt
                        Motor Parkway, Suite 311,
                        Hauppaug, NY 11788 (6)
 ---------------------- -------------------------------- ---------------- ----------------- ----------------
 ---------------------- -------------------------------- ---------------- ----------------- ----------------
 Series A-1 Preferred   All directors and executive          648,260           55.58%            5.03%
         Stock          officers as a group (7 persons)
 ---------------------- -------------------------------- ---------------- ----------------- ----------------
 ---------------------- -------------------------------- ---------------- ----------------- ----------------
  Series B Preferred    Robert M. Rubin                      400,000            100%             3.10%
         Stock          6060 Kings Gate Circle, Del
                        Rey Beach, FL 33484 (5)
 ---------------------- -------------------------------- ---------------- ----------------- ----------------

*        Less than one percent.

(1) Except to the extent otherwise indicated, to the best of IDF's knowledge, each of the indicated persons exercises sole voting and investment power with respect to all shares beneficially owned by him.

(2) Includes 209,000 shares owned by Helaine Kaplan, the wife of Lawrence Kaplan, with respect to which shares Mr. Kaplan has beneficial ownership.

(3)      Includes 71,379 shares issuable to each identified person upon exercise
         of  currently   exercisable  stock  options  granted  under  employment
         agreements with IDF dated August 25, 1997.

(4) An aggregate of 496,002 shares of Series A-1 Preferred Stock were issued to Messrs. Kandel (165,334 shares), Luciani (165,334 shares) and Moskona (165,334 shares) upon filing the Certificate of Amendment to IDF's Certificate of Incorporation, following stockholder approval of the Certificate of Amendment, and each such persons' automatic conversion of $206,668 aggregate principal and accrued interest of indebtedness into such numbers of Series A-1 Preferred Stock. The Series A-1 Preferred Stock votes along with the Common Stock, with each share of Series A-1 Preferred Stock having the same number of votes as equals the number of shares of Common Stock into which it is convertible. Therefore, the number of votes that Messrs. Kandel, Luciani and Moskona are entitled to cast as a result of their ownership of Series A-1 Preferred Stock is initially as follows:

         Mr. Kandel, 165,334 votes; Mr. Luciani, 165,334 votes; and Mr. Moskona, 165,334 votes.

(5) An aggregate of 400,000 shares of Series B Preferred Stock and 21,334 shares of Series A-1 Preferred Stock were issued to Robert Rubin upon filing the Certificate of Amendment to IDF's Certificate of Incorporation, following stockholder approval of the Certificate of Amendment and his automatic conversion of $826,667 aggregate principal and accrued interest of indebtedness into such numbers of Series A-1 and Series B Preferred Stock. The Series A-1 and B Preferred Stock vote along with the Common Stock, with each share of Series A-1 and B Preferred Stock having the same number of votes as equals the number of shares of Common Stock into which it is convertible. Therefore, the number of votes that Robert Rubin is entitled to cast as a result of his ownership of Series A-1 and B Preferred Stock is initially 421,334 votes.

(6) An aggregate of 130,924 shares of Series A-1 Preferred Stock were issued to Lawrence and Helaine Kaplan upon filing the Certificate of Amendment to IDF's Certificate of Incorporation, following stockholder approval of the Certificate of Amendment, and automatic conversion of $163,654 aggregate principal and accrued interest of indebtedness into such numbers of Series A Preferred Stock shares. The Series A-1 Preferred Stock votes along with the Common Stock, with each share of Series A-1 Preferred Stock having the same number of votes as equals the number of shares of Common Stock into which it is convertible. Therefore, the number of votes that Lawrence and Helaine Kaplan are entitled to cast as a result of their ownership of Series A-1 Preferred Stock is initially 130,924 votes.


ITEM 5.      DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

         The directors, executive officers and key employees of IDF are as follows:


                  NAME                             AGE                           POSITION
------------------------------------------ -------------------- --------------------------------------------
Robert M. Rubin                                    57           Chairman of the Board of Directors
------------------------------------------ -------------------- --------------------------------------------
Lembit Kald                                        74           Director; Executive Vice President;
                                                                President and Chief Executive Officer of
                                                                Hayden-Wegman, Inc.
------------------------------------------ -------------------- --------------------------------------------
Lawrence Kaplan                                    54           Director

------------------------------------------ -------------------- --------------------------------------------
Donald Shipley                                     52           Chief Financial Officer of Hayden-Wegman,
                                                                Inc.; Chief Financial Officer of TechStar
                                                                Communications, Inc.
------------------------------------------ -------------------- --------------------------------------------

                                       22

------------------------------------------ -------------------- --------------------------------------------
Solon D. Kandel                                    37           Director; President and Chief Executive
                                                                Officer
------------------------------------------ -------------------- --------------------------------------------
Sergio Luciani                                     47           Director; Senior Vice President, Chief
                                                                Financial Officer and Secretary; Chief
                                                                Executive Officer of TechStar
                                                                Communications, Inc.
------------------------------------------ -------------------- --------------------------------------------
Simantov Moskona                                   47           Executive Vice President; President and
                                                                Chief Operating Officer of TechStar
                                                                Communications, Inc.
------------------------------------------ -------------------- --------------------------------------------

         Set forth below is a brief background of the directors, executive officers and key employees of IDF, based on information supplied by them:

ROBERT M. RUBIN. Mr. Rubin has served as director of IDF since August 1996 and as Chairman of the Board of IDF since September 1997. Mr. Rubin has also served as the Chairman of the Board of Directors of AUGI since May 1991, and was its Chief Executive Officer from May 1991 to January 1, 1994. Between October 1990 and January 1, 1994, Mr. Rubin served as the Chairman of the Board and Chief Executive Officer of AUGI and its subsidiaries; from January 1, 1994, to January 19, 1996, he served only as Chairman of the Board of AUGI and its subsidiaries. From January 19, 1996, Mr. Rubin has served as Chairman of the Board and President and Chief Executive Officer of AUGI. AUGI owns approximately 62% of the outstanding Common Stock of IDF and Mr. Rubin owns approximately 9% of IDF's fully-diluted Common Stock. Mr. Rubin was the founder, President, Chief Executive Officer and a director of Superior Care, Inc. ("SCI"), from its inception in 1976 until May 1986. Mr. Rubin continued as a director of SCI (now known as Olsten Corporation ("Olsten")) until the latter part of 1987. Olsten, a New York Stock Exchange listed company, is engaged in providing home care and institutional staffing services and health care management services. Mr. Rubin is Chairman of the Board, Chief Executive Officer and a stockholder of ERD Waste Technology, Inc. ("ERD"), a diversified waste management public company specializing in the management and disposal of municipal solid waste, industrial and commercial non-hazardous waste and hazardous waste. In September 1997, ERD filed for protection under the provisions of Chapter 11 of the federal bankruptcy act. Mr. Rubin is a former director and Vice Chairman, and currently a minority stockholder, of American Complex Care, Incorporated, a public company formerly engaged in providing on-site health care services, including intra-dermal infusion therapies. In April 1995, American Complex Care, Incorporated's, operating subsidiaries made assignments of their assets for the benefit of creditors without resort to bankruptcy proceedings. Mr. Rubin is also a minority stockholder of Universal Self Care, Inc., a public company engaged in the sale of products used by diabetics. Mr. Rubin is also the Chairman of the Board of Western Power & Equipment Corp. ("Western"). AUGI owns approximately 56.6% of the outstanding common stock of Western. Mr. Rubin is also a director and a minority stockholder of Response USA, Inc., a public company engaged in the sale and distribution of personal emergency response systems; Diplomat Corporation, a public company engaged in the manufacture and distribution of baby products; and Medi-Merg, Inc., a Canadian management company for hospital emergency rooms and out-patient facilities.

         SOLON D. KANDEL. Mr. Kandel has served as director of IDF since September 1997. Mr. Kandel currently also serves as President and Chief Executive Officer of IDF. He served as President and Chief Executive Officer of TechStar from May 1997 until August 1997. From January 1997 to May 1997, when it merged into AUGI, Mr. Kandel served as the President of Arcadia Consulting Services, Inc., a company that was under exclusive contract with AUGI to assist in developing and managing its business. From 1992 to December 1996, Mr. Kandel served in various management capacities with AT&T Wireless (formerly McCaw Cellular Communications, Inc.). From 1992 to 1995, Mr., Kandel served as a Senior Attorney for AT&T Wireless, supporting all aspects of the company's business, including its executive management, engineering, marketing, sales, information systems, finance, human resources and customer service divisions. Mr. Kandel was also responsible for ensuring successful leasing, zoning and litigation management for the company's cellular system and for completing several critical special projects. In June 1995, Mr. Kandel was appointed Director of Real Estate for the entire AT&T Wireless Northeast Region (Maine to Virginia). He also assumed national responsibility for the acquisition of bulk real estate. While serving as the Regional Director, Mr. Kandel helped plan, organize, acquire resources for, and manage, all aspects of the start-up, budgeting, staffing, outsourcing, deployment, design, acquisition and construction of AT&T Wireless' new PCS systems in the Boston/Rhode Island, Philadelphia/Wilmington and Washington/Baltimore metropolitan areas.

SERGIO LUCIANI. Mr. Luciani has served as director of IDF since September 1997. Mr. Luciani also currently serves as IDF's Senior Vice President, Chief Financial Officer and Secretary. He also has served as Chief Executive Officer of TechStar since August 1997. From August 1997 to December 1997, he also served as President of TechStar. Mr. Luciani has also been Vice President and Chief Financial Officer of TechStar since its formation as Broadcast Tower Sites, Inc., in 1994 until August 1997, and was a principal stockholder of TechStar at the time of its December 1996 sale to AUGI. From 1990 to 1994, Mr. Luciani was President of Nanosystems, SRL, an engineering software company located in Italy. He is an adjunct Professor of International Finance at The American University in Washington, D.C.

LAWRENCE E. KAPLAN. Mr. Kaplan has served as director of IDF since August 1996. Mr. Kaplan is a registered representative, officer, director and sole stockholder of Gro-Vest, Inc., a brokerage firm. Mr. Kaplan has served as a director of AUGI since February 1993. He is also a director of Playorena and PARK Group, both blank check companies which are looking for merger opportunities. He is also an officer and director of Osteoimplant Technology, a manufacturer of orthopedic devices and total joint implants.

SIMANTOV MOSKONA. Mr. Moskona currently serves as Executive Vice President of IDF and, since January 1998, as President of TechStar. He served as Executive Vice President of TechStar between August 1997 and December 1997. He served as Executive Vice President and Chief Operating Officer of TechStar between December 1996 and August 1997. Prior to December 1996, Mr. Moskona served in various senior executive positions of TechStar. He was a principal stockholder of TechStar at the time of its December 1996 sale to AUGI. Prior to this, Mr. Moskona was a Senior Systems Analyst for Teledyne and a consultant for A.I.D., the FDIC and the Department of Education. Mr. Moskona was involved in the early development of wireless communications networks both nationally and internationally. He has substantial experience in the development and implementation of the various platforms and was involved in launching various new systems, including one of the pioneering PCS licenses.

LEMBIT KALD. Mr. Kald has served as director of IDF since November 1993. Mr. Kald also serves as Executive Vice President of IDF and President and Chief Executive Officer of Hayden-Wegman. Mr. Kald has been associated with Hayden-Wegman since 1979. From 1979 through April 1996, he was Chief Engineer of Hayden-Wegman. Since May 1996, he has been President and Chief Engineer of
Hayden-Wegman. Mr. Kald is licensed as a professional engineer in five states and has over 47 years of experience in all aspects of design and construction management of structural, transportation, civil and environmental engineering projects, is a member of numerous professional societies and has published several professional articles.

DONALD SHIPLEY. Mr. Shipley served as director of IDF from November 1993 through September 1997. Mr. Shipley currently serves as Chief Financial Officer of each of Hayden-Wegman and TechStar. Mr. Shipley has been Chief Financial Officer and Vice President - Finance for Hayden-Wegman since 1992. Prior to that, he was Chief Financial Officer of Advatex Associates, Inc., from 1990 to 1992. Mr. Shipley has over 20 years of diversified financial management experience in engineering/construction and transportation. He is a certified public accountant and a member of several professional organizations.

ITEM 6.                       EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

         The following table sets forth the compensation paid by IDF to the CEO, and each of the executive officers whose compensation exceeded $100,000, for the fiscal years ended June 30, 1995, 1996 and 1997.

------------------------------------- -------- -------------------------- -----------------------------------------
    Name and Principal Position        Year       Annual Compensation          Long-Term Compensation
                                               -------------------------- -----------------------------------------
                                                                                   Awards           Payouts
                                                                          ----------------------- -----------------

                                               Salary    Bonus   Other    Restricted   Securities   LTIP     All
                                                                 Annual     Stock        Under-    Payouts  Other
                                                                 Comp.     Award(s)      lying              Comp.
                                                                                        Options
                                                                                         /SARs
------------------------------------- -------- -------- -------- -------  ----------   ---------- -------- --------
Lembit Kald, President and Chief       1995    $104,567   $0       $0         $0           0         $0       $0
Executive Officer of Hayden-Wegman,
Inc.
------------------------------------- -------- -------- -------- -------- ----------   ---------- -------- --------
                                       1996    130,400     0        0          0           0          0        0
------------------------------------- -------- -------- -------- -------- ----------   ---------- -------- --------
                                       1997    129,950   8,950      0          0           0          0        0
------------------------------------- -------- -------- -------- -------- ----------   ---------- -------- --------
Donald Shipley, Chief Financial        1995    104,000     0        0          0           0          0        0
Officer of Hayden-Wegmen, Inc.,
Chief Financial Officer of TechStar
Communications, Inc.
------------------------------------- -------- -------- -------- -------- ----------   ---------- -------- --------
                                       1996    119,392     0        0          0           0          0        0
------------------------------------- -------- -------- -------- -------- ----------   ---------- -------- --------
                                       1997    115,000   8,950      0          0           0          0        0
------------------------------------- -------- -------- -------- -------- ----------   ---------- -------- --------


AGGREGATED  OPTION  EXERCISES  IN LAST  FISCAL  YEAR AND FISCAL  YEAR END OPTION
VALUES

         The following table sets forth for each executive officer named in the Summary Compensation Table above information regarding stock option exercises during the fiscal year ended June 30, 1997, as well as the fiscal year end value of unexercised options for each such person:

------------------------------------- ---------- ----------- ------------------------- -------------------------
                Name
                                      Shares     Value        Number of Securities      Value of Unexercised
                                      Acquired    Realized   Underlying Unexercised         In-the-Money
                                      on                        Options/SARs at           Options/SARs at
                                      Exercise                  Fiscal Year End           Fiscal Year End
                                                             ------------------------- -------------------------
                                                             Exercisable Unexercisable Exercisable Unexercisable
------------------------------------- ---------- ----------- ----------- ------------- ----------- -------------
Lembit Kald                            50,000    $53,550 (1)      0            0           $0           $0
------------------------------------- ---------- ----------- ----------- ------------- ----------- -------------
Donald W. Shipley                      50,000    $53,550 (1)      0            0           0            0
------------------------------------- ---------- ----------- ----------- ------------- ----------- -------------

------------------------------------- ---------- ----------- ----------- ------------- ----------- -------------

------------------------------------- ---------- ----------- ----------- ------------- ----------- -------------

------------------------------------- ---------- ----------- ----------- ------------- ----------- -------------

------------------------------------- ---------- ----------- ----------- ------------- ----------- -------------

------------------------------------- ---------- ----------- ----------- ------------- ----------- -------------

(1) Reflects the exercise of options to purchase 50,000 shares of IDF Common Stock, at an exercise price of $0.179 per share, at such time when the fair market value of a share of IDF Common Stock was estimated by IDF to be $1.25 per share.


DIRECTOR COMPENSATION

         Directors of IDF, including management directors, do not receive annual directors' fees for attendance at the Board of Directors meeting, but they are reimbursed for actual expenses incurred in respect of such attendance.


EMPLOYMENT AND CONSULTING AGREEMENTS

         Pursuant to that certain Agreement and Plan of Merger, dated July 31, 1997 (the "Merger Agreement") between AUGI, IDF, TechStar and Hayden-Wegman, and concurrent with the consummation of the merger effected pursuant to the Merger Agreement (the "Merger"), (i) Solon Kandel executed an employment agreement with IDF, which superseded his employment agreement with TechStar, (ii) each of Sergio Luciani and Simantov Moskona executed employment agreements with IDF and TechStar, which superseded their respective employment agreements with TechStar, and (iii) Lembit Kald executed an employment agreement with IDF and Hayden-Wegman. The foregoing new employment agreements, each dated as of August 25, 1997, require continued service to IDF and shall continue through November 30, 2000, and thereafter shall automatically be renewed for additional terms of one year each unless either party thereto gives written notice of termination to the other party not less than 90 days prior to the end of any term. Under the terms of such employment agreements, each of Messrs. Kandel, Luciani and Moskona shall receive a base salary of $180,000 per annum through November 30, 1997, and $200,000, $225,000 and $250,000 per annum for each of the following three years, respectively, plus customary fringe benefits, including medical insurance and the payment of automobile leases. The contemplated increase to $250,000 for the period of December 1, 1999, through November 30, 2000, is subject to IDF achieving certain performance and income targets, as set forth in the employment agreements. Mr. Kald shall receive a base salary of $180,000 per annum for each year of the contract through November 30, 2000, plus customary fringe benefits, including medical insurance and the payment of an automobile lease.

         Each of Messrs. Kandel, Luciani and Moskona also received, under the terms of their respective employment agreements, the grant of options to purchase a maximum aggregate of 285,517 shares of the Common Stock of IDF at an exercise price of $1.25 (the "Options"). Such Options shall expire on the earlier of July 1, 2000, for any un-vested options, or on November 30, 2002 for those Options which have vested but have not been exercised. The vesting conditions of the foregoing Options are as follows: (i) 25% of the Options vested immediately on the effective date of the employment agreements and are currently exercisable, and (ii) 25% shall vest in each of June 30, 1998, June 30, 1999, and June 30, 2000, respectively, provided that certain performance and income targets are met by IDF, as set forth in each employment agreement.

         On August 25, 1997, Robert Rubin entered into a three year consulting agreement with IDF. Under such consulting agreement, Mr. Rubin is required to devote 10% of his business time to the provision of consulting services to IDF, TechStar and Hayden-Wegman, and he shall receive an annual consulting fee of $75,000. At a Board of Directors meeting held in September 1997, it was determined that Mr. Rubin's consulting agreement should be converted into an employment agreement with IDF based upon equivalent financial terms


ITEM 7.          CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

MERGERS & ACQUISITIONS

         In December 1996, AUGI acquired TechStar and issued to the former TechStar shareholders an aggregate of 507,246 shares of AUGI common stock, paid $780,000 in cash and delivered three year AUGI notes aggregating $600,000. In a related transaction, in April 1997 AUGI also acquired Arcadia Consulting, Inc., a company formed by Solon D. Kandel for the purpose of providing consulting services to clients in the wireless telecommunications industry. AUGI paid
$220,000 and issued to Mr. Kandel 192,754 shares of AUGI common stock. Subsequent to such acquisitions, the former stockholders of TechStar publicly sold an aggregate of 331,346 of their 507,246 shares of AUGI common stock and Mr. Kandel publicly sold all of his 192,754 shares of AUGI common stock.

         In August 1997, a controlling interest in IDF was acquired by AUGI (the "Acquisition"). Prior to such transaction, IDF's sole business was its ownership of Hayden-Wegman. Under the terms of the Acquisition, AUGI transferred to IDF, through a merger with an IDF acquisition subsidiary, 100% of the capital stock of TechStar in exchange for approximately 6.1 million shares of IDF Common Stock, representing approximately 62% of the outstanding then IDF Common Stock. As a result of the Acquisition, TechStar became a wholly-owned subsidiary of IDF, which itself became a subsidiary of AUGI.


ISSUANCE OF NOTES

         As a condition to the Acquisition of TechStar by IDF, IDF was required to sell approximately $3 million principal amount of IDF's Senior Subordinate Convertible Notes (the "Notes") in a private placement exempt from federal securities laws. As an additional condition to the Acquisition, Robert Rubin converted an existing $800,000 principal loan to IDF, plus $11,452 of accrued interest, into a $811,452 principal note of IDF (the "Rubin Note"). The Notes and the Rubin Note bore interest at a rate equal to eight percent (8%) per annum and were automatically convertible into shares of IDF's Series A and Series A-1, or Series B Preferred Stock, respectively. Principal of the Notes was converted into Series A and Series A-1 Preferred Stock upon stockholder approval and the filing with the Secretary of State of the State of New York of a Certificate of Amendment to the IDF Certificate of Incorporation (the "Certificate"), at a conversion price of $1.25 of outstanding principal per share. Accrued interest of the Notes was not required to be converted into Series A or Series A-1 Preferred Stock, and was payable in cash by IDF at the time of automatic conversion into shares of Series A and Series A-1 Preferred Stock. However, substantially all holders of the Notes, including Messrs. Kandel, Luciani and Moskona, have agreed to convert and have converted all accrued interest under their Notes into Series A and Series A-1 Preferred Stock at the $1.25 conversion rate. Likewise, although the Rubin Note only required conversion of outstanding principal into shares of Series B Preferred Stock at a conversion price of $2.00 of outstanding principal per share, but did not require conversion of accrued interest into shares of Series B Preferred Stock, Mr. Rubin agreed to convert and has converted all accrued interest under the Rubin Note into Series A and Series A-1 Preferred Stock at the $1.25 conversion rate.


ITEM 8.                     DESCRIPTION OF SECURITIES

GENERAL

         IDF is authorized by its Certificate of Incorporation to issue an aggregate of 120,000,000 shares of capital stock, $.001 par value, of which 116,000,000 are shares of Common Stock, $.001 par value per share, and 4,000,000 of which are shares of preferred stock, of $.001 par value per share (the "Preferred Stock"). 9,927,841 shares of Common stock and 2,966,400 shares of convertible Preferred Stock are issued and outstanding, of which 1,400,000 are shares of Series A Preferred Stock, 400,000 are shares of Series B Preferred Stock and 1,166,400 are shares of Series A-1 Preferred Stock. Other than the Common Stock and the Preferred Stock, IDF is not authorized to issue any other class of capital stock. All outstanding shares of Common Stock are of the same class and have equal rights and attributes. The shares of Preferred Stock have the rights and attributes identified below.

         The following description of certain matters relating to the securities of IDF is a summary and is qualified in its entirety by the provisions of IDF's Certificate of Incorporation and By-Laws, copies of which have been filed as exhibits to this Form 10-SB.

COMMON STOCK

         The holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of stockholders of IDF. In addition, such holders are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor. In the event of the dissolution, liquidation or winding up of IDF, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of all liabilities of IDF, as well as any liquidation preferences to which holders of the Preferred Stock are entitled.

         The holders of Common Stock do not have any subscription, redemption or conversion rights, nor do they have any preemptive or other rights to acquire or subscribe for additional, unissued or treasury shares.

         Except  for  any  matters  which,  pursuant  to the New  York  Business
Corporation Law ("Corporate Law"), or pursuant to IDF's Certificate of Incorporation and/or By-Laws, specifically require a greater percentage vote, or the vote of other classes of Capital Stock, for approval, the holders of a majority of the outstanding Common Stock, if present in person or by proxy, are sufficient to constitute a quorum for the transaction of business at meetings of IDF's stockholders. Further, except as to any matters which, pursuant to Corporate Law, or pursuant to IDF's Certificate of Incorporation and/or By-Laws require a greater percentage vote for approval, or which specifically require the vote of holders of IDF's Preferred Stock, the affirmative vote of the holders of a majority of the Common Stock present in person or by proxy at any meeting (provided a quorum as aforesaid is present) is sufficient to authorize, affirm or ratify any act or action.


PREFERRED STOCK

         IDF is authorized to issue 4,000,000 shares of Preferred Stock, of which 1,400,000 are Series A Preferred Stock, 500,000 are Series B Preferred Stock and 2,100,000 are Series C Preferred Stock. The Certificate of Incorporation vests in the Board of Directors of IDF the authority to divide the 2,100,000 shares of Series C Preferred Stock into separate series and to fix and determine the relative rights and preferences of shares of any such series so established to the full extent permitted by the laws of the State of New York and the Certificate of Incorporation in respect of, among other things, the number of preferred shares to constitute such series and the distinctive designations thereof, the rate and preferences of dividends, the timing of dividend payments, whether dividends are cumulative and the date from which dividends accrue, whether preferred shares are redeemable and, if so, the redemption price and the terms and conditions of redemption, the liquidation preferences payable on preferred shares in the event of involuntary or voluntary liquidation, sinking fund or other provisions, if any, for redemption or purchase of preferred shares, the terms and conditions by which preferred shares may be converted into Common Stock and voting rights, if any. IDF's Board of Directors has designated 1,200,000 shares of Series C Preferred Stock as Series A-1 Preferred Stock.

         Each share of the Series A Preferred Stock shall be convertible into shares of Common Stock of IDF, without the payment of any additional consideration by the holder, at the option of the holder and at any time after the date of issuance of such share, into that number of shares of Common Stock which shall be determined by dividing $1.25 by the Conversion Price. The Conversion Price, which is subject to adjustment, is initially set at $1.25 per share of Common Stock. In addition, each share of Series A Preferred Stock shall automatically and without any further action on the part of the holder, be converted into shares of Common Stock upon the occurrence of any of the following events: (i) consummation of the first public offering of IDF's securities resulting in aggregate gross proceeds to IDF of $5,000,000 or more at an offering price per share (or rate of conversion or exercise for derivative securities)  equal to at least double the then effective  Conversion  Price,  or
(ii) (A) IDF's securities shall be trading on the National Association of Securities Dealers, Inc. Automated Quotation System ("Nasdaq") or another national securities exchange and (B) the closing bid price of IDF's Common stock (or the last sale price, if quoted on a national securities exchange) has been at least double the Conversion Price effective at the time for twenty consecutive trading days. Holders of record of Series A Preferred Stock immediately prior to such automatic conversion shall be entitled to all dividends which have accrued to the time of the automatic conversion, but not paid on the Series A Preferred Stock, as follows: IDF shall declare and pay to each such holder cash dividends aggregating each year in the amount of eight percent of the purchase price thereof, such purchase price being the original amount of IDF's indebtedness from which such Series A Preferred Stock was converted (approximately $1.25 per share of Series A Preferred Stock). Substantially all current holders of Series A Preferred Stock have agreed, in writing, that IDF may, at its option, pay such dividends in additional shares of Series A or Series A-1 Preferred Stock at the rate of $1.25 of cash dividends otherwise payable per share.

         Each share of Series B Preferred Stock shall be convertible into shares of Common Stock of IDF, without the payment of any additional consideration by the holder, at the option of the holder and at any time after the date of issuance of such share into that number of shares of Common Stock which shall be determined by dividing $2.00 by the Conversion Price. The Conversion Price, which is subject to adjustment, is initially set at $2.00 per share of Common Stock. In addition, each share of Series B Preferred Stock shall automatically and without any further action on the part of the holder, be converted into shares of Common Stock upon the occurrence of any of the following events: (i) consummation of a public of offering IDF's securities resulting in aggregate gross proceeds to IDF of $5,000,000 or more at an offering price per share (or rate of conversion or exercise for derivative securities) equal to at least double the then effective Conversion price, or (ii) (A) IDF's securities shall be trading on Nasdaq or another national securities exchange and (B) the closing bid price of IDF's Common Stock (or the last sale price, if quoted on a national securities exchange) has been at least $5.00 for thirty consecutive trading days. Holders of record of Series B Preferred Stock immediately prior to such automatic conversion shall be entitled to all dividends which have accrued to the time of the automatic conversion, but not paid on the Series B Preferred Stock, as follows: IDF shall declare and pay to each such holder cash dividends aggregating each year in the amount of eight percent of the purchase price thereof, such purchase price being deemed to be $2.00. Each current holder of Series B Preferred Stock has agreed, in writing, that IDF may, at its option, pay such dividends in shares of Series A or Series A-1 Preferred Stock at the rate of $1.25 of cash dividends otherwise payable per share.

         Each share of Series A-1 Preferred Stock bears the same terms and conditions as the Series A Preferred Stock. Each current holder of Series A-1 Preferred Stock has agreed, in writing, that IDF may, at its option, pay dividends in shares of Series A-1 Preferred Stock at the rate of $1.25 of cash dividends otherwise payable per share.


VOTING

         Each share of Common Stock has one vote per share. Each share of Series A Preferred Stock, Series B Preferred Stock and Series A-1 Preferred Stock votes along with the Common Stock, except as otherwise required under the Corporate Law, with each such preferred share having that number of votes as is equal to the number of shares of Common Stock into which each such preferred share is then convertible.

         The holders of Common Stock and Preferred Stock do not have cumulative voting rights. Accordingly, the holders of more than half of the votes to which the outstanding shares of Common Stock and Preferred Stock are entitled can elect all of the Directors to be elected in any election. In such event, the holders of the remaining shares of Common Stock and Preferred Stock would not be able to elect any Directors. The Board is empowered to fill any vacancies on the Board created by the resignation, death or removal of Directors.


CERTIFICATE OF INCORPORATION AND BY-LAWS

         Pursuant to Corporate Law, the power to adopt, amend and repeal a corporation's by-laws is conferred upon both the board of directors and the stockholders unless a By-Law adopted by the stockholders expressly provides that such By-Law may not be amended by the board of directors. The stockholders of IDF have not adopted any such

By-Law. IDF's By-Laws provide that each Director has one vote on each matter for which Directors are entitled to vote.

         The By-Laws and/or the Certificate of Incorporation (collectively the "Charter Documents") of IDF provide that: (1) shareholders cannot act by written consent by less than unanimous written consent; (2) 66.66% of the votes which could be cast at a meeting of stockholders held to consider such matter must be voted in favor of any proposal which would have the effect of amending IDF's Certificate of Incorporation to permit shareholder action by less than unanimous written consent; (3) special meetings of shareholders may not be called by shareholders unless pursuant to a written demand by the holders of at least 66.66% of the voting power of all outstanding shares of IDF entitled to vote on the matters to be voted upon at the special meeting; (4) any elimination of reference to the By-Laws of IDF as determining the manner in which special meetings of shareholders are called, to be approved by a vote of not less than 66.66% of all outstanding shares entitled to vote thereon; (5) the Board of Directors is classified into three classes, as nearly equal in number as possible, each of which, after an interim arrangement, will serve for three years, with one class being elected each year; (6) directors may be removed only with cause and the approval of the holders of at least 66.66% of the voting power of each class or series of outstanding shares of IDF entitled to vote generally in the election of directors; and (7) the shareholder vote required to alter, amend or repeal the provisions of IDF's Charter Documents identified in
(1) through (6) above is at least 66.66% of the voting power of all outstanding shares entitled to vote thereon.

         These identified provisions of the Charter Documents enhance the likelihood of continuity and stability in the composition of IDF's Board of Directors as against "creeping" acquisitions of IDF's shares, while reducing the possibility that a third party could effect a sudden or surprise change in majority control of IDF's Board of Directors without the support of the incumbent Board. Such provisions may have significant effects on the ability of shareholders of IDF to change the composition of the incumbent Board of Directors and to benefit from certain transactions which are opposed by the incumbent Board.


SECTION 912 OF THE CORPORATE LAW

         The Corporate Law generally prohibits a "resident domestic corporation" from engaging in a business combination with an interested shareholder (the beneficial owner of 20% of the corporation's stock) for a period of five (5) years from the time the shareholder acquired the stock in such resident domestic corporation, unless certain conditions are met. A "resident domestic corporation" is defined as a corporation (1) incorporated in New York with its principal executive offices in New York as well as a significant portion of its business operations; AND (2) having at least 10% of its stock beneficially owned by New York residents, and includes a corporation NOT having its principal executive offices and significant business operations in New York, if the corporation meets the other requirements above AND also, alone or in combination with one or more subsidiaries, of which it owns at least 80% of the voting stock, (i) has 250 or more employees employed primarily within New York or (ii) has 25% or more of the total number of its own employees and those of such subsidiaries so employed in New York.

         A resident domestic corporation may engage in a business combination with an interested shareholder within the five-year period identified above if the interested shareholder's stock purchase was approved by the corporation's board of directors prior to the purchase. The business combination is also permitted if any of the following criteria is met: (1) the business combination was approved by the board prior to the interested shareholder's stock acquisition date; (2) the combination was approved by the disinterested shareholders at a meeting called no earlier than five (5) years after the interested shareholder's stock acquisition date; or (3) the price paid to all the shareholders meets statutory criteria establishing a formula price. The formula price is the higher of the price paid by the interested shareholder or the market value of the stock, computed as the higher of the value when acquired or when the announcement of the business combination was made. Such a section would appear harmful to a corporation because it might deter transactions that would be in the best interests of the corporation although not in conformity with the statute. New York law is further restrictive in that even after five
(5) years have passed from the time an entity or person became a 20% shareholder, there may still be no business combinations between the shareholder and the corporation UNLESS the shareholders agree to the combination OR all shareholders receive a formula price. See ss. 912(c) of the Corporate Law.


                                     PART II


ITEM 1.        MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S
                   COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

         As of July 7, 1998, IDF had outstanding 9,927,841 shares of Common Stock held by 164 record shareholders and over 300 beneficial shareholders.
IDF's Common Stock began being publicly traded on March, 19, 1998, and is currently publicly traded, on the OTC Bulletin Board operated by The Nasdaq Stock Market, Inc., under the symbol "IDFI." Prior thereto, IDF's Common Stock was not publicly traded.

         The following table sets forth the range of high and low bid prices for the Common Stock for the periods indicated. The quotes represent "inter-dealer" prices without adjustments or mark-ups or mark-downs or commissions and may not necessarily represent actual transactions.

-------------------------------------------------------------- ---------------------------------------------
                                                                          SHARES OF COMMON STOCK
-------------------------------------------------------------- ---------------------- ----------------------
                           PERIOD                                    HIGH BID                LOW BID
-------------------------------------------------------------- ---------------------- ----------------------
Third  fiscal  quarter  ended  April 30, 1998 (from March 19,          $2.86                  $2.11
1998) ......................................................
-------------------------------------------------------------- ---------------------- ----------------------
Fourth fiscal  quarter  ending July 31, 1998 (through July 7,          $2.86                  $2.00
1998) ......................................................
-------------------------------------------------------------- ---------------------- ----------------------

         On July 7, 1998, the closing sale price for IDF Common Stock was $2.25.

         IDF has not paid any dividends to date on its Common Stock and does not anticipate that any cash dividends will be declared and paid in the foreseeable future.


ITEM 2.                          LEGAL PROCEEDINGS

         IDF is not a party to any litigation other than routine litigation incidental to the business.

         TechStar is not a party to any material litigation other than routine litigation incidental to its business.

         Hayden-Wegman is not a party to any material litigation other than routine litigation incidental to its business, other than the following litigation:

         Anthony Pasqua v. Hayden-Wegman, Inc. Queens County Supreme Court, No. 25954/95, in the State of New York. The plaintiff, a former employee of Hayden-Wegman, commenced an action that is pending in which he is seeking compensatory damages of $1,000,000 and punitive damages of $1,000,000 for allowing a long term disability policy to lapse, thereby depriving the plaintiff of disability benefits which he would otherwise have been eligible to receive and which, he claims, he was contractually entitled to receive. Hayden-Wegman filed an Answer denying the claim. Since that time, the plaintiff has neither prosecuted nor attempted to resolve the claim. Hayden-Wegman filed a motion to amend its answer and assert affirmative defenses. Hayden-Wegman initiated discovery proceedings and is taking all action necessary to dismiss the action with prejudice.


ITEM 3.            CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

         None

ITEM 4.              RECENT SALES OF UNREGISTERED SECURITIES

         Except as described in this Item, no securities of IDF have been sold by IDF within the past three years without registration under the Securities Act of 1933, as amended (the "Act"). In the past three years, IDF has made the following sales of unregistered securities, all of which sales were exempt from the registration requirements of the Act pursuant to Section 4(2) thereof:

         On April 15, 1996, IDF issued 418,000 shares of Common Stock to two accredited investors in return for an aggregate equity investment of $75,000. All of the purchasers were sophisticated investors who were given detailed information concerning IDF or had it made available, were provided opportunities to review the information concerning IDF and were permitted to ask questions of management concerning the information provided or made available. Information concerning the restrictions on transfer of the purchased securities was also provided, and acknowledgement of such restrictions on received from each purchaser.

         On April 9, 1997, IDF issued 50,000 shares of Common Stock to each of two employees upon the exercise of options to purchase such shares at an exercise price of $0.179 per share. All of the purchasers were sophisticated investors who were given detailed information concerning IDF or had it made available, were provided opportunities to review the information concerning IDF and were permitted to ask questions of management concerning the information provided or made available. Information concerning the restrictions on transfer of the purchased securities was also provided, and acknowledgement of such restrictions received from each purchaser.

         On May 30, 1997, IDF issued 259,334 shares of its Common Stock to an affiliate of one of the members of IDF's Board of Directors as repayment for (i) prior management fees in the amount of $90,000, and (ii) $65,600 repayment of principal and accrued interest on a loan made to IDF. The investor was a sophisticated person who was given detailed information concerning IDF or had it made available, was provided opportunities to review the information concerning IDF and was permitted to ask questions of management concerning the information provided or made available. Information concerning the restrictions on transfer of the purchased securities was also provided, and acknowledgement of such restrictions received from the investor.

         On May 30, 1997, IDF issued 110,334 shares of its Common Stock to the holder of long-term Company indebtedness as payment of $66,200 accrued interest on such indebtedness, and issued 100,000 shares to the same person for a cash equity investment of $17,900. The investor was a sophisticated person who was given detailed information concerning IDF or had it made available, was provided opportunities to review the information concerning IDF and was permitted to ask questions of management concerning the information provided or made available. Information concerning the restrictions on transfer of the purchased securities was also provided, and acknowledgement of such restrictions received from the investor.

         On May 5, 1997, IDF issued 441,670 shares of its Common Stock to 8 accredited investors in a private placement. All investors in such private offering paid cash of $1.56 per share (an aggregate purchase price of $282,900). The investors were given detailed information concerning IDF, or had if made available, were provided opportunities to review the information concerning IDF or had it made available, and were permitted to ask questions of management concerning the information provided or made available. Information concerning the restrictions on transfer of the purchased securities was also provided, and acknowledgement of such restrictions received from the investors.

         In August 1997, in a private placement 64 individuals purchased convertible promissory notes from IDF, of $3,000,000 aggregate principal, which were convertible into convertible preferred stock on the basis of $1.25 of principal and accrued interest per share of convertible preferred stock. At the same time, an affiliate of IDF converted approximately $811,000 of principal and accrued interest into shares of convertible preferred stock on the basis of $2.00 of principal and $1.25 of accrued interest per share of convertible preferred stock. All of the purchasers were sophisticated investors who were given detailed information concerning IDF or had it made available, were provided opportunities to review the information concerning IDF and were permitted to ask questions of management concerning the information provided or made available. Information concerning the restrictions on transfer of the purchased securities was also provided, and acknowledgement of such restrictions received from each purchaser.

         In September 1997, in connection with the merger of IDF with a wholly-owned subsidiary of AUGI, a public company, in consideration for the transfer of control of such wholly-owned subsidiary to IDF, IDF issued 6,171,553 shares of its Common Stock to AUGI. AUGI is a sophisticated person that was given detailed information concerning IDF and was permitted to ask questions of management concerning the information provided or made available. Information concerning the restrictions on transfer of the purchased securities was also provided, and acknowledgement of such restrictions received from AUGI.


ITEM 5.              INDEMNIFICATION OF DIRECTORS AND OFFICERS

         IDF has entered into separate but identical indemnity agreements (the "Indemnity Agreements") with each director and executive officer of IDF (the "Indemnitees"). The Indemnity Agreements provide that IDF will indemnify each Indemnitee generally against any amounts that he becomes legally obligated to pay in connection with any claim against him based upon any act, omission, neglect or breach of duty that he may commit, omit or suffer while acting in his capacity as a director and/or officer of IDF; provided, that such claim: (i) is not based upon the Indemnitee's gaining any personal profit or advantage to which he is not legally entitled;
(ii) is not for an accounting of profits made from the purchase or sale by the Indemnitee of securities of IDF within the meaning of Section 16(b) of the Securities Exchange Act of 1934, as amended, or similar provisions of any state law; and (iii) is not based upon the Indemnitee's knowingly fraudulent, deliberately dishonest or willful misconduct. The Indemnity Agreements also provide that all costs and expenses incurred by the Indemnitee in defending or investigating such claim shall be paid by IDF in advance of the final disposition thereof, unless Special Independent Counsel determines in a writing that the officer or director would not be entitled to be indemnified under applicable law, and a court of competent jurisdiction approves such determination, subsequent to Indemnitee's commencement of legal proceedings. Upon a court's determination of such matter, IDF shall be entitled to reimbursement by Indemnitee of all advances paid. Furthermore, IDF is not obligated to indemnify or make expense advances to Indemnitee with respect to any proceeding arising out of acts, omissions or transactions for which Indemnitee is prohibited from receiving indemnification under applicable law. Each Indemnitee has undertaken to repay IDF for any costs or expenses so advanced if it shall ultimately be determined by a court of competent jurisdiction in a final, nonappealable adjudication that he is not entitled to indemnification under an Indemnity Agreement.

                          INDEX TO FINANCIAL STATEMENTS

                                                                                             Page(s)
                                                                                             -------
                    IDF INTERNATIONAL, INC. AND SUBSIDIARIES
                    ----------------------------------------

Independent Auditors' Report                                                                 F -  3
Consolidated Balance Sheets as of April 30, 1998 (unaudited) and July 31, 1997               F -  4
Consolidated Statements of Operations for the Nine Month Periods Ended April 30,
       1998 and 1997 (unaudited) and for the Month of July 31, 1997                          F -  6
Consolidated Statements of Shareholders' Equity for the Month of July 31, 1997 and
       the Nine Month Period Ended April 30, 1998 (unaudited)                                F -  7
Consolidated Statements of Cash Flows for the Nine Month Periods Ended April 30,
       1998 and 1997 (unaudited) and for the Month of July 31, 1997                          F -  9
Notes to Consolidated Financial Statements                                                   F - 11


Independent Auditors' Report                                                                 F - 26
Consolidated Balance Sheets as of June 30, 1997 and 1996                                     F - 27
Consolidated Statements of Operations for the Years Ended June 30, 1997 and 1996             F - 29
Consolidated Statements of Shareholders' Equity for the Years Ended June 30, 1997
       and 1996                                                                              F - 30
Consolidated Statements of Cash Flows for the Years Ended June 30, 1997 and 1996             F - 31
Notes to Consolidated Financial Statements                                                   F - 33


                          TECHSTAR COMMUNICATIONS, INC.
                          -----------------------------

Independent Auditors' Report on Financial Statements                                         F - 46
Balance Sheets as of July 31, 1997 and December 31, 1996                                     F - 47
Statements of Operations for the seven month period ended July 31, 1997
       and for the year ended December 31, 1996                                              F - 48
Statements of Shareholders' Equity for the year ended December 31, 1996
       and for the seven month period ended July 31, 1997                                    F - 49
Statements of Cash Flows for the seven month period ended July 31, 1997 and
       for the year ended December 31, 1996                                                  F - 50
Notes to Financial Statements                                                                F - 51


                 PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                 ----------------------------------------------

Introduction to Pro Forma Consolidated Statement of Operations                               F - 58
Pro Forma Consolidated Statement of Operations                                               F - 59
Notes to Pro Forma Consolidated Statement of Operations                                      F - 60


                    BROADCAST TOWER SITES, INC.
                    ---------------------------


                                                                                            Page(s)
                                                                                            -------

INDEPENDENT AUDITORS' REPORT                                                                F - 61
BALANCE SHEETS - September 30, 1996 and December 31, 1995                                   F - 62
STATEMENTS OF OPERATIONS - for the nine months ended
   September 30, 1996 and year ended December 31, 1995                                      F - 63
STATEMENTS OF SHAREHOLDERS' EQUITY - for the nine
   months ended September  30,  1998  and year  ended  December  31,  1995                  F - 64
STATEMENTS OF CASH FLOWS - for the nine months ended
   September 30, 1996 and year ended December 31, 1995                                      F - 65
NOTES TO FINANCIAL STATEMENTS                                                               F - 66

                                      F-1







                    IDF INTERNATIONAL, INC. AND SUBSIDIARIES

                          INDEX TO FINANCIAL STATEMENTS


                                                                                            Page(s)
                                                                                           -------

Independent Auditors' Report                                                                F - 3

Consolidated Financial Statements:
       Consolidated Balance Sheets as of April 30, 1998 (unaudited) and July 31, 1997       F - 4
       Consolidated Statements of Operations for the Nine Month Periods Ended April 30,
       1998 and 1997 (unaudited) and for the Month of July 31, 1997                         F - 6

       Consolidated Statements of Shareholders' Equity for the Month of July 31, 1997 and
       the Nine Month Period Ended April 30, 1998 (unaudited)                               F - 7

       Consolidated Statements of Cash Flows for the Nine Month Periods Ended April 30,
       1998 and 1997 (unaudited) and for the Month of July 31, 1997                         F - 9

Notes to Consolidated Financial Statements                                                 F - 11

                          INDEPENDENT AUDITORS' REPORT



To The Shareholders
IDF International, Inc.
New York, New York

We have audited the accompanying consolidated balance sheet of IDF International, Inc. and subsidiaries, as of July 31, 1997 and the related consolidated statement of operations, shareholders' equity and cash flows for the month of July 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of IDF International, Inc. and subsidiaries as of July 31, 1997 and the results of their operations and their cash flows for the month of July 1997 in conformity with generally accepted accounting principles.


                                           _______________________________
                                           LAZAR LEVINE & FELIX LLP

New York,  New York
November 14, 1997,  except
for Note 14 which is dated
as of March 3, 1998

                    IDF INTERNATIONAL, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS               Page 1 of 2


                           - ASSETS (Notes 4 and 5) -


                                                                                        April 30,       July 31,
                                                                                          1998            1997
                                                                                      -----------       --------
                                                                                      (Unaudited)

CURRENT ASSETS:
    Cash and cash equivalents (Note 2f)                                            $     415,337    $       4,719
    Contract receivables - less allowances for doubtful accounts of
      $380,000 and $341,500 for 1998 and 1997, respectively (Notes 2f, 3 and 11)       5,295,106        2,738,644
    Costs and earnings in excess of billings on uncompleted contracts (Note 2b)        2,121,786        1,561,611
    Prepaid expenses and other current assets                                            276,615           19,762
    Deferred income taxes (Note 2e)                                                       64,742                -
                                                                                   -------------      -----------

TOTAL CURRENT ASSETS                                                                   8,173,586        4,324,736
                                                                                   -------------      -----------

FIXED ASSETS  (Notes 2c and 6):
    Computer equipment                                                                   431,720          255,567
    Furniture, fixtures and equipment                                                     97,110           20,196
    Automobiles                                                                           31,649           31,649
    Leasehold improvements                                                                81,054           73,737
    Computer software                                                                     26,341                -
    Survey equipment                                                                     154,912                -
                                                                                   -------------      -----------
                                                                                         822,786          381,149
    Less: accumulated depreciation and amortization                                     (450,117)        (282,242)
                                                                                   -------------     ------------
                                                                                         372,669           98,907
                                                                                   -------------    -------------

OTHER ASSETS:
    Goodwill - net of accumulated amortization of $531,056 and $573,657 for 1998
      and 1997, respectively (Note 2d)                                                 8,226,258        2,555,382
    Licenses - net of accumulated amortization of $2,953 (Note 2d)                       154,547                -
    Deferred costs - net of accumulated amortization of $75,733 and
      $51,711 for 1998 and 1997, respectively (Note 2d)                                   88,867           19,889
    Security deposits and other assets                                                   108,709           64,406
                                                                                   -------------    -------------
                                                                                       8,578,381        2,639,677
                                                                                   -------------    -------------

                                                                                     $17,124,636       $7,063,320
                                                                                     ===========       ==========


 The accompanying notes are an integral part of these consolidated financial statements.


                    IDF INTERNATIONAL, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS               Page 2 of 2


                    - LIABILITIES AND SHAREHOLDERS' EQUITY -


                                                                                        April 30,         July 31,
                                                                                          1998              1997
                                                                                      -----------         --------
                                                                                      (Unaudited)
CURRENT LIABILITIES:
    Bank overdraft                                                                    $     183,323     $    259,408
    Short-term debt - subordinated (Note 4)                                                  55,000           55,000
    Revolving credit facility (Note 5)                                                    2,638,326        1,782,744
    Accounts payable                                                                        564,917          730,775
    Billings in excess of costs and earnings on uncompleted contracts (Note 2b)                   -          153,472
    Accrued wages, salaries and related costs (Note 7)                                      829,659        2,071,320
    Current portion of long-term debt (Note 6)                                              112,421           44,535
    Income taxes payable (Note 2e)                                                           30,000                -
    Other accrued expenses                                                                  578,289        1,097,146
                                                                                      -------------      -----------

TOTAL CURRENT LIABILITIES                                                                 4,991,935        6,194,400
                                                                                      -------------      -----------

LONG TERM LIABILITIES:
    Long term debt-net of current portion (Note 6)                                          478,959          845,804
    Deferred income taxes (Note 2e)                                                          26,856                -
                                                                                      -------------    -------------
                                                                                            505,815          845,804
                                                                                      -------------    -------------

COMMITMENTS AND CONTINGENCIES  (Notes 10, 11, 12 and 13)

SHAREHOLDERS' EQUITY (Notes 8, 9 and 10):
    8% cumulative, Series A convertible preferred stock (aggregate liquidation
      preference $1,750,000)                                                              1,750,000                -
    8% cumulative, Series B convertible preferred stock (aggregate liquidation
      preference $800,000)                                                                  800,000                -
    8% cumulative, Series C  preferred stock (aggregate liquidation
      preference $1,458,230)                                                              1,458,000                -
    Common stock, $.001 par value, 120,000,000 shares authorized; 9,927,841
      and 3,620,538 shares issued and outstanding for 1998 and 1997, respectively             9,928            3,621
    Additional paid-in capital                                                           10,875,469        3,388,111
    Accumulated deficit                                                                  (3,248,611)      (3,350,716)
                                                                                      -------------      -----------
                                                                                         11,644,786           41,016
    Less: stock subscription receivable                                                     (17,900)         (17,900)
                                                                                      -------------    -------------
                                                                                         11,626,886           23,116
                                                                                       ------------    -------------

                                                                                        $17,124,636       $7,063,320
                                                                                        ===========       ==========


              The accompanying notes are an integral part of these consolidated financial statements.

                    IDF INTERNATIONAL, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS


                                                           For the Nine Months           For the
                                                             Ended April 30,           Month Ended
                                                        -------------------------        July 31,
                                                           1998           1997             1997
                                                        ----------   ------------      -----------
                                                        (Unaudited)    (Unaudited)

CONTRACT REVENUE EARNED (Notes 2b and 11)              $11,932,571     $8,668,813         $832,971

   Cost of revenue earned                                6,749,019      5,778,214          404,294
                                                     -------------    -----------        ---------

GROSS PROFIT                                             5,183,552      2,890,599          428,677

   Selling, general and administrative expenses          4,248,152      1,832,274          367,203
                                                     -------------    -----------        ---------

INCOME FROM OPERATIONS                                     935,400      1,058,325           61,474
                                                     -------------    -----------       ----------

OTHER INCOME (EXPENSE):
   Interest expense                                       (740,680)      (584,745)         (52,812)
   Other income                                             38,330          3,501              725
                                                     ------------- --------------     ------------
                                                          (702,350)      (581,244)         (52,087)
                                                     -------------   ------------       ----------

INCOME BEFORE PROVISION FOR INCOME TAXES                   233,050        477,081            9,387

   Provision for income taxes (Note 2e)                     54,945              -                -
                                                     -------------   ------------       ----------

NET INCOME                                           $     178,105    $   477,081       $    9,387
                                                     =============    ===========       ==========


BASIC EARNINGS PER SHARE (Note 2k):                           $.01           $.23          $     -
                                                              ====           ====          =======

Diluted                                                       $.02           $.23          $     -
                                                              ====           ====          =======
WEIGHTED AVERAGE NUMBER OF COMMON AND
    COMMON EQUIVALENT SHARES OUTSTANDING (Note 2k):

Basic                                                    9,927,841      2,101,000        3,620,538
Diluted                                                 10,999,107      2,101,000        3,620,538





              The accompanying notes are an integral part of these consolidated financial statements.

                    IDF INTERNATIONAL, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY  Page 1 of 2


                                                        8% Convertible      8% Convertible       8% Convertible
                                        Preferred          Series A             Series B             Series C            Common
                                         Shares         Preferred Stock      Preferred Stock     Preferred Stock         Shares
                                         ------         ---------------      ---------------     ---------------         ------

Balance as of June 30, 1997                     -           $       -            $      -         $         -           3,620,538

Net income for the month                        -                   -                   -                   -                   -
                                        ---------         -----------           ---------          ----------

Balance as of July 31, 1997                     -                   -                   -                   -           3,620,538

Net income for the nine months                  -                   -                   -                   -                   -

Dividends declared-
Series A, B and C
Preferred Stock- paid
in additional Series C
stock (Note 9c)                            60,800                    -                  -              76,000                   -

Stock issued (Notes 1, 8 and 9)         2,905,600           1,750,000             800,000           1,382,000           6,307,303
                                        ---------         -----------           ---------         -----------           ---------

BALANCE AS OF APRIL 30, 1998            2,966,400          $1,750,000            $800,000          $1,458,000           9,927,841
                                        =========          ==========            ========          ==========           =========

           The accompanying notes are an integral part of these consolidated financial statements.


                    IDF INTERNATIONAL, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY  Page 2 of 2
                     ----------------------------------------------

                                            Additional                         Stock
                                 Common      Paid in         Accumulated    Subscription
                                  Stock      Capital            Deficit      Receivable       Total
                                  -----      -------            -------      ----------       -----

Balance as of June 30, 1997      $3,621   $  3,388,111       $(3,360,103)     $(17,900)    $   13,729

Net income for the month              -              -             9,387             -          9,387
                                --------  ------------       -----------      --------      ---------

Balance as of July 31, 1997       3,621      3,388,111        (3,350,716)      (17,900)        23,116

Net income for the nine months        -              -           178,105             -        178,105

Dividends declared
Series A,B and C
Preferred Stock-Paid
in additional Series C

Stock (Note 9c)                       -              -          (76,000)             -              -

Stock issued (Notes 1, 8 and 9)   6,307      7,487,358             -                 -     11,425,665
                                --------  ------------       -----------      --------      ---------
BALANCE AS OF APRIL 30, 1998     $9,928    $10,875,469      $(3,248,611)      $(17,900)   $11,626,886
                                 ======   ============       ===========      ========    ===========

              The accompanying notes are an integral part of these consolidated financial statements.

                    IDF INTERNATIONAL, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS           Page 1 of 2
                     -------------------------------------


                                                                                         For the Nine Months            For the
                                                                                            Ended April 30,           Month Ended
                                                                                         -------------------             July 31,
                                                                                          1998          1997              1997
                                                                                    -------------  -------------      -----------
                                                                                      (Unaudited)    (Unaudited)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS:
CASH FLOWS FROM OPERATING ACTIVITIES:
    Net income                                                                      $    178,105   $    477,081        $    9,387
    Adjustments to reconcile net income to net cash (used in) operating activities:
        Depreciation and amortization                                                    117,337         34,777             3,992
        Bad debt provision (credit)                                                     (211,500)        65,000            34,500
        Loss on disposal of fixed assets                                                   9,076              -                 -
        Amortization of goodwill                                                         220,318        156,209            10,430
        Amortization of deferred costs                                                   108,354         39,778             3,977
    Changes in operating assets and liabilities:
      Decease (increase) in contract receivables                                         177,681       (233,072)           30,777
      (Increase) in costs and earnings in excess of billings on uncompleted
        contracts                                                                       (560,175)       (61,961)         (159,689)
      (Increase) decrease in prepaid expenses and other current assets                  (250,835)       (47,983)            4,464
      (Increase) in other assets                                                         (19,278)       (91,282)           -
      (Decrease) increase in bank overdraft                                              (76,085)      (320,307)            7,615
      (Decrease) in accounts payable                                                    (241,858)      (533,807)          (32,373)
      (Decrease) increase in billings in excess of costs and earnings on
        uncompleted contracts                                                           (153,472)             -            63,822
      (Decrease) increase in accrued wages, salaries and related costs                (1,165,430)        74,141           (94,847)
      (Decrease) increase in income taxes payable                                       (117,586)             -                 -
      (Decrease) in deferred income                                                     (200,000)             -                 -
      (Decrease) increase in other current liabilities                                  (769,550)      (362,617)           37,847
                                                                                   -------------   ------------      ------------
      Net cash (used in) operating activities                                         (2,954,898)      (804,043)          (80,098)
                                                                                    ------------    -----------      ------------

CASH FLOWS FROM INVESTING ACTIVITIES:
    Additions to fixed assets                                                           (144,855)       (24,964)                -
    Proceeds from acquisition of subsidiary                                              155,500              -                 -
                                                                                    ------------    -----------      ------------
      Net cash provided by (used in) investing activities                                 10,645        (24,964)                -
                                                                                    ------------    -----------      ------------

CASH FLOWS FROM FINANCING ACTIVITIES:
    Increase in revolving credit facility                                                855,582         62,257            81,521
    Payment of long-term debt                                                           (136,886)       (33,589)           (3,475)
    Proceeds from convertible and other debt                                           3,000,000        800,000                 -
    Fees paid to acquire debt                                                           (393,000)             -                 -
    Increase in long-term debt                                                            29,175              -                 -
                                                                                    ------------    -----------      ------------
      Net cash provided by financing activities                                        3,354,871        828,668            78,046
                                                                                    ------------    -----------      ------------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                     410,618           (339)           (2,052)

    Cash and cash equivalents, at beginning of period                                      4,719         64,960             6,771
                                                                                    ------------    -----------      ------------
CASH AND CASH EQUIVALENTS, AT END OF PERIOD                                         $    415,337   $     64,621       $     4,719
                                                                                    ============   ============       ===========



              The accompanying notes are an integral part of these consolidated financial statements.


                    IDF INTERNATIONAL, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS           Page 2 of 2




                                                                                         For the Nine Months           For the
                                                                                            Ended April 30,          Month Ended
                                                                                    ---------------------------        July 31,
                                                                                         1998           1997             1997
                                                                                    ------------    -----------      ------------
                                                                                      (Unaudited)    (Unaudited)

SUPPLEMENTAL DISCLOSURES OF CASH FLOWS
INFORMATION:
     Cash paid during the period for:
        Interest                                                                        $398,475       $500,687        $   46,754
        Income taxes                                                                      24,945              -                 -

NON-CASH TRANSACTIONS:
During the nine months ended April 30, 1998, the Company issued 6,171,553 shares of its common stock to AUGI resulting from the reverse triangular merger (see
Note 1).

During the nine months ended April 30, 1998, the term loan in the original amount of $800,000, payable to a shareholder/board member, was converted into 400,000 shares of Series B convertible preferred stock. Accrued interest totaling $32,000 on this note was also converted into 25,600 shares of Series C convertible preferred stock.

During  the nine  months  ended  April  30,  1998 the  holders  of the 8% senior subordinated  convertible  notes in the  amount  of  $3,000,000  converted  this outstanding  debt plus accrued  interest of $100,000 into $1,750,000  (1,400,000 shares of Series A convertible) and $ 1,350,000  (1,080,000  shares of Series C)
preferred stock.

During the nine months ended April 30, 1998 the Board of Directors authorized the inssuance of 60,800 shares of Series C preferred stock in payment of preferred stock dividends in the aggregate amount of $ 76,000 for the three months ended April 30, 1998.

During the nine months ended April 30, 1998, the Company issued 135,750 shares of its common stock to the placement agent of the 8% senior subordinated convertible notes. For financial statements purposes, these shares were valued at $70,590. Accordingly, unamortized costs in the amount of $293,384 were offset against additional paid-in capital.

During the nine months ended April 30, 1998, the Company assumed $300,000 of debt of the parent on notes payable to former shareholders of TechStar (see Note
1).

                The accompanying notes are an integral part of these consolidated financial statements.


                    IDF INTERNATIONAL, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  JULY 31, 1997
                  (Information as of and for the Periods Ended
                      April 30, 1998 and 1997 is Unaudited)


NOTE   1   -     ORGANIZATION AND NATURE OF BUSINESS:

                 IDF International, Inc., ("IDF"), is the parent of two operating subsidiaries, Hayden-Wegman, Inc. "Hayden-Wegman" and TechStar Communications, Inc. "TechStar" (collectively the "Company"). Hayden-Wegman became a wholly-owned subsidiary of IDF on November 30, 1993. Prior to this, IDF had been an inactive public company.

                 Hayden-Wegman is the holder of a State of New York corporate professional engineering and survey license and is in the business of providing professional engineering services to state and local government agencies, developers and other clients concentrated in the northeast region of the United States.

                 Effective August 1, 1997, subsequent to the Company's new fiscal year end, IDF was a party to a reverse triangular merger (through a newly formed subsidiary, TechStar Acquisition Corp. ("Acquisition Corp.") with TechStar Communications, Inc. ("TechStar") a wholly owned subsidiary of American United Global, Inc. ("AUGI"). TechStar emerged as the surviving corporation of the merger with Acquisition Corp. and became a wholly-owned subsidiary of IDF. As part of this transaction IDF issued 6,171,553 shares of its common stock to AUGI resulting in AUGI owning approximately 63% of the issued and outstanding shares of IDF at that date. The fair market value of the stock issued in conjunction with this transaction was not determinable at the time that the prior year's audited financial statements were issued, and accordingly, goodwill if any, arising from the acquisition of 63% of IDF by AUGI was not reflected in the proforma information at that time (see Note
                 14). In January 1998, IDF obtained a valuation for 100% of its common stock as of July 31, 1997. As a result, the transaction was accounted for by the purchase method of accounting in the aggregate value of $2,242,461. The fair market value of the liabilities acquired exceeded the fair market value of the assets (excluding goodwill) and resulted in the recording of goodwill in the amount of $3,693,931 on the books of IDF in accordance with the push down theory of accounting. In addition, certain officers of TechStar received options to acquire an additional 8% of IDF pursuant to their employment agreements.

                 TechStar formerly Broadcast Towers Site, Inc. ("BTS") was organized under the laws of the State of Delaware on February 28, 1994. Effective December 11, 1996, the shareholders of the Company exchanged all their shares in BTS for $780,000 in cash, 507,246 unregistered shares of AUGI's common stock and three promissory notes aggregating $600,000. In connection with the IDF transaction, TechStar assumed $300,000 of AUGI's promissory notes due in December 1999 provided that AUGI shall make the remaining payments due the former shareholders of TechStar. The transaction was valued at $4,426,303 and was accounted for by the purchase method of accounting. Goodwill in the amount of $3,905,639 was recorded on the books of TechStar in accordance with the push down theory of accounting.

                 TechStar locates wireless tower sites pursuant to agreements with clients, and further, upon successful location of each site, is responsible for negotiating leases, obtaining zoning clearances, and other architecture and/or engineering tasks as they arise. Presently TechStar conducts these services primarily in the Washington, DC area, Philadelphia, PA area, Connecticut and the southeast region of the United States.

                 As a result of the above mentioned merger, the Company changed its fiscal year end to July 31.

                    IDF INTERNATIONAL, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  JULY 31, 1997
                  (Information as of and for the Periods Ended
                      April 30, 1998 and 1997 is Unaudited)

NOTE   2   -     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

                 The Company's accounting policies are in accordance with generally accepted accounting principles. Outlined below are those policies which are considered particularly significant:

        (a)      Principles of Consolidation:

                 The accompanying consolidated financial statements include the accounts of IDF International, Inc. and its wholly-owned subsidiaries. All material intercompany balances and transactions have been eliminated in consolidation.

        (b)      Revenue and Cost Recognition:

                 The Company recognizes  revenues from fixed-priced and modified
                 fixed-price       construction       contracts      on      the
                 percentage-of-completion method, measured by the percentage of costs incurred to date to estimated total costs for each contract. This method is used because management considers total costs to be the best available measure of progress on the contracts. Because of inherent uncertainties in estimating costs, it is possible that the estimates used can change within the near term.

                 Contract costs include all direct material and labor costs related to contract performance. Selling, general and administrative costs are charged to expense as incurred.
                 Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Changes in job performance, job conditions, and estimated profitability may result in revisions of costs and income, which are recognized in the period in which the revisions are determined. Changes in estimated job profitability resulting from job performance, job conditions, contract penalty provisions, claims, change orders, and settlements, are accounted for as a change in estimate in the current period.

                 The asset, "Costs and earnings in excess of billings on uncompleted contracts," represents revenues recognized in excess of amounts billed. The liability, "Billings in excess of costs and earnings on uncompleted contracts," represents billings in excess of revenues recognized.

        (c)      Fixed Assets and Depreciation:

                 Fixed assets are reflected at cost. Depreciation is provided using the straight-line method over the following useful lives:

                                Computer equipment                    5 years
                                Furniture, fixtures and equipment     5 years
                                Automobiles                           3 years
                                Computer software                     5 years
                                Survey equipment                       5 years

                 Leasehold improvements are amortized over the terms of the leases.

                    IDF INTERNATIONAL, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  JULY 31, 1997
                  (Information as of and for the Periods Ended
                      April 30, 1998 and 1997 is Unaudited)

NOTE   2   -     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued):

        (d)      Intangible Assets:

                 The Company amortizes goodwill over lives ranging from 25 years to 40 years using the straight-line method. Amortization expense for the month of July 31, 1997 was $10,430. Amortization expense for the nine month periods ended April 30, 1998 and 1997 was $220,318 and $156,209, respectively (see Note
                 1).

                 The Company periodically assesses the recoverability of goodwill by determining whether the amortization of the goodwill balance over its remaining life can be recovered through projected undiscounted future results. The amount of goodwill impairment, if any, is based upon such projected undiscounted future earnings before interest and income taxes.

                 Debt issue and discount costs, which were incurred with the issuance of certain short-term and convertible debt, are being amortized on a straight-line basis over the terms of these notes. Amortization expense charged to operations for the month of July 31, 1997 was $3,977. Amortization expense charged to operations for the nine month periods ended April 30, 1998 and 1997 was $97,095 and $39,778, respectively (see Note 8a).

                 Deferred costs (associated with TechStar) which were incurred when the Company entered into automobile leases are being amortized on a straight-line basis over the terms of the leases. Amortization expense charged to operations for the nine months ended April 30, 1998 was $4,173.

                 Deferred acquisition costs, which were incurred as a result of the reverse acquisition (see Note 1), are being amortized on a straight-line basis over 15 years. Amortization expense charged to operations for the nine months ended April 30, 1998 was $4,133.

                 In connection with the reverse acquisition (see Note 1), the Company valued its existing licenses acquired by AUGI at $157,500. Licenses are being amortized on a straight-line basis over 40 years. Amortization expense charged to operations for the nine months ended April 30, 1998 was $2,953.

                    IDF INTERNATIONAL, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  JULY 31, 1997
                  (Information as of and for the Periods Ended
                      April 30, 1998 and 1997 is Unaudited)

NOTE   2   -     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued):

        (e)      Income Taxes:

                 The provision for income taxes consists of the following:

                                                               (Unaudited)
                                                          For the Nine Months
                                                             Ended April 30,
                                                          -----------------------        July 31,
                                                            1998           1997            1997
                                                         ---------    -----------       ---------
                 Current taxes:
                   Federal                                $ 56,000      $ 169,000         $ 3,000
                   State                                    16,000         49,000           1,000
                                                         ---------    -----------       ---------
                                                            72,000        218,000           4,000
                 Benefit of operating loss carryforwards   (72,000)      (218,000)         (4,000)
                                                         ---------      ---------        --------
                 Total current taxes                             -              -               -
                 Prior years alternative taxes              54,945              -               -
                                                         ---------      ---------        --------
                 Provision for income taxes                $54,945 $            -           $   -
                                                         =========      =========        ========

                 At April 30, 1998, the Company has available net operating loss carryforwards of approximately $2,100,000, which expire in various years through 2011. As a result of the reverse acquisition described in Note 1, this net operating loss carryforward which is subject to annual limitations, can only be applied against taxable income of Hayden-Wegman.

                 Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences; and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the
                 differences   between  the  reported   amounts  of  assets  and
                 liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws on the date of enactment.

                 SFAS 109 requires recognition of future tax benefits such as net operating loss carryforwards, to the extent that realization of such benefits is more likely than not. Accordingly, the Company has established a 100% valuation allowance against the deferred tax assets of Hayden-Wegman of approximately $945,000, resulting principally from net operating loss carryforwards, until Hayden-Wegman realizes taxable income and utilizes (as limited by IRS regulations) such net operating loss carryforwards against taxable income.

        (f)      Concentration of Credit Risk:

                 Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and accounts receivable.

                    IDF INTERNATIONAL, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  JULY 31, 1997
                  (Information as of and for the Periods Ended
                      April 30, 1998 and 1997 is Unaudited)

NOTE   2   -     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued):

        (f)      Concentration of Credit Risk (continued):

                 The Company from time-to-time, maintains cash balances which exceed the federal depository insurance coverage limit. Management attempts to monitor the soundness of its financial institutions and feels that the Company's risk is negligible.

                 The Company believes that risk with regards to contract and accounts receivable is limited due to the make-up of its customer base which consists primarily of state and local government agencies and large corporate customers which are concentrated in the northeast region of the United States.

        (g)      Use of Estimates:

                 In preparing financial statements in accordance with generally accepted accounting principles, management makes certain estimates and assumptions, where applicable, that effect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. While actual results could differ from those estimates, management does not expect such variances, if any, to have a material effect on the financial statements.

        (h)      Fair Value of Financial Instruments:

                 As of April 30, 1998 and July 31, 1997, the carrying amount of cash, contract receivables, accounts payable and accrued expenses approximate fair value because of the short-term maturities of these items.

                 The carrying amounts of current and long-term portions of long-term obligations approximate fair market value as the interest rates on these obligations approximate current market conditions.

        (i)      Statements of Cash Flows:

                 For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with an
                 original   maturity  of  three   months  or  less  to  be  cash
                 equivalents.

        (j)      Advertising:

                 The Company expenses advertising as incurred. There was no advertising expense for month of July 31, 1997. Advertising expense was $89,867 and $1,000 for the nine months ended April 30, 1998 and 1997, respectively.

        (k)      Earnings (Loss) Per Share:

                 The Company has adopted SFAS 128 "Earnings Per Share" ("SFAS 128"), which is effective for periods ending after December 31, 1997 and has changed the method of calculating earnings per share. SFAS 128 requires the presentation of "basic" and "diluted" earnings (loss) per share on the face of the income statement. Prior period earnings per share data has been restated in accordance with SFAS 128.

        (l)      Impact of the Year 2000 Issue:

                 The year 2000 Issue is the result of computer programs being written using two digits rather than four to define the applicable year. Any of the Company's computer programs that have date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could potentially result in a system failure of miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices, or engage in other similar normal business activities. The Company had already planned on upgrading its computer software to increase operational efficiencies and information analysis and will ensure that the new systems properly utilize dates beyond December 31, 1999. The cost of this upgrade project, as it relates to the year 2000 issue, is not expected to have a material effect on the operations of the Company and will be funded through operating cash flows.

                    IDF INTERNATIONAL, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  JULY 31, 1997
                  (Information as of and for the Periods Ended
                      April 30, 1998 and 1997 is Unaudited)

NOTE   3   -     CONTRACT AND ACCOUNTS RECEIVABLE:

                 Contract and accounts receivable consist of the following:

                                                           April 30,           July 31,
                                                             1998                1997
                                                           --------            --------
                 Billed:
                   Completed contracts                     $1,607,643        $   407,661
                   Contracts in progress                    3,816,274          2,343,582
                   Retainage                                  251,189            328,901
                                                         ------------       ------------
                                                            5,675,106          3,080,144
                 Less: allowances for doubtful amounts        380,000            341,500
                                                         ------------       ------------
                                                           $5,295,106         $2,738,644
                                                         ============       ============


NOTE   4   -     SHORT-TERM DEBT - SUBORDINATED:

                 Short-term debt - subordinated consists of the remaining balance of certain notes issued in 1994. These notes bear interest at 8% per annum and are secured by substantially all the assets of the Company and are subordinated to the Company's lending institution (see Note 5). The remaining noteholders have the option to convert all or a portion of unpaid principal and interest into such number of fully paid and non-assessable shares of common stock of the Company at a conversion price of $1.25 per share (as amended). The Company is currently in default as regards to the payment of the remaining balance of $55,000. In February 1998, these remaining noteholders agreed to convert their outstanding debt and accrued interest into shares of the Company's common stock at a conversion price of $1.25. As of April 30, 1998, these liabilities had not been converted, and accordingly, are still reflected as liabilities.


NOTE   5   -     REVOLVING CREDIT FACILITY:

                 Hayden-Wegman has a $3.0 million revolving credit facility agreement with a lender. As of April 30, 1998 and July 31, 1997, the outstanding borrowings under this facility amounted to $2,638,326 and $1,782,744, respectively. Under this agreement, Hayden-Wegman has pledged substantially all of its contract receivables and other tangible and intangible assets. In accordance with the agreement Hayden-Wegman identifies and transfers to this lender, a designated pool of contract receivables and is advanced 80% of the aggregate face value of such receivables. The remaining 20%, less interest, and certain reimbursable expenses, is remitted to Hayden-Wegman once the lender receives payment for the pooled receivables. The lender is paid interest at the rate of prime plus 1 1/2% per annum and fees of approximately 1% per month based on a sliding scale tied to the number of days that the receivables are outstanding. The interest and fees are computed on the full value of each receivable until all related client payments are received. Hayden-Wegman has the option to repurchase portions of the receivable pools from the lender.

                    IDF INTERNATIONAL, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  JULY 31, 1997
                  (Information as of and for the Periods Ended
                      April 30, 1998 and 1997 is Unaudited)

NOTE   6   -     LONG-TERM DEBT:

                 The principal amounts due are as follows:
                                                                                       April 30,       July 31,
                                                                                         1998           1997
                                                                                       --------        -------

                 Term loan payable to a shareholder/board member in the original amount of  $800,000  which was  payable  in full on  January 8,
                 1998. The loan bore interest at the rate of prime plus 1%, with the first  interest  payment  due for the months  July  through
                 December  1996, in January 1997.  This loan was also subject to certain repayment terms in the event of additional financing by the Company and is secured by  substantially  all of the assets
                 of  the  Company  subject  to   subordination  to  its  lending
                 institution  (see Note 5).  The  Company  also  issued  400,000 shares of its common  stock  valued at  $71,600  as  additional consideration.


                 Subsequent  to  the  Company's   fiscal  year  end,  and  as  a
                 consideration to the merger, and subject to an amendment to the certificate of incorporation of the Company, this loan together with any  interest due thereon,  was automati  cally  converted into seven year  redeemable  convertible  8% Series B preferred stock of the Company at a conversion  price of $2.00 per share.
                 Accordingly,   this   debt  was   reclassified   from   current
                 liabilities to long-term debt retroactively.
                                                                                            --         $800,000

                 Note payable to the former shareholders of TechStar (see
                 Note 1) due in December 1999. This debt bears interest of
                 8% per annum.                                                         300,000               --

                 Secured  Equipment  notes payable  in monthly  installments  of
                 $7,157  through  November  1999.  The rate of interest on these
                 notes are between 7% and 8.25%                                         81,517               --

                    IDF INTERNATIONAL, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  JULY 31, 1997
                  (Information as of and for the Periods Ended
                      April 30, 1998 and 1997 is Unaudited)

NOTE   6   -     LONG-TERM DEBT (Continued):

                                                                                     April 30,         July 31,
                                                                                       1998             1997
                                                                                    -----------       ----------
                 Promissory note payable to AUGI, which bears interest at 8% per annum. This note is due and payable upon the earlier of (i) the consummation  of any public or private  placement of securities by  IDF  or  any  of  its  subsidiaries  (see  note  1),  which individually or in the aggregate results in gross cash proceeds of $2.5 million or more,  or (ii) August 25, 2002.  Interest is payable  quarterly  commencing  December  1,  1997.  During the period ended April 30, 1998, IDF paid $ 62,581 of this debt by offsetting  expenses  paid by IDF on  behalf of AUGI in the
                 same amount.                                                          152,419                -

                 Unsecured  note payable in thirty six monthly  installments  of
                 $4,420,  including interest at 9% per annum,  maturing in June,
                 1999.  This  note  is  associated  with  the  restructuring  of
                 Hayden-Wegman's obligations to its its landlord (see Note 12a).        57,444           90,339
                                                                                    ----------       ----------
                                                                                       591,380          890,339
                 Less: current maturities                                              112,421           44,535
                                                                                     ---------       ----------
                                                                                      $478,959         $845,804
                                                                                     =========       ==========
                 At April 30, 1998, the annual scheduled  principal  payments of long-term  debt are $112,421,  $352,374,  $-0- and $126,585 for each of the next four years, respectively.


NOTE   7   -     ACCRUED WAGES, SALARIES AND RELATED COSTS:

                 Accrued wages, salaries and related costs consist of the following:

                                                                                     April 30,         July 31,
                                                                                       1998             1997
                                                                                     ----------     -----------
                 Wages and salaries                                                   $328,036      $   223,438
                 Payroll withholding and taxes in arrears including
                    applicable interest and penalties (a)                              277,379        1,389,185
                 Savings and investment plan including applicable
                   interest and penalties (b)                                           21,850          275,755
                 Benefits, fringes and other                                           202,394          182,942
                                                                                     ---------     ------------
                                                                                      $829,659       $2,071,320
                                                                                     =========     ============

                    IDF INTERNATIONAL, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  JULY 31, 1997
                  (Information as of and for the Periods Ended
                      April 30, 1998 and 1997 is Unaudited)

NOTE   7   -     ACCRUED WAGES, SALARIES AND RELATED COSTS (Continued):

        (a) The Company had not been making timely payroll withholding tax payments to the Internal Revenue Service (IRS) and several other tax jurisdictions. As a result, the IRS and certain state taxing authorities imposed interest and penalties on overdue amounts along with a Federal tax lien on all of the Company's assets. Since the first quarter of 1997, the Company has been making timely payroll withholding tax payments to federal and state tax jurisdictions. During the nine month period ended April 30, 1998 and pursuant to the conditions to the merger, all past due taxes including assessed interest and penalties that previously were being paid under the terms of installment agreements with the Internal Revenue Service and the New York State Department of Taxation have been paid.

        (b) The Company sponsors a defined contribution savings and investment plan covering substantially all full-time employees. Participants may contribute between 2% and 15% of their compensation. Prior to April 1, 1992, contributions (up to 2% of earnings) were matched by the Company at a rate of 50%. Contributions to the plan by the Company subsequent to April 1, 1992, are made at the discretion of the Company's board of directors, but may not exceed the maximum amount deductible for Federal income tax purposes. No Company contributions have been made subsequent to April 1, 1992.

                 The Company had not made deposits of employee and employer contributions and other payments to the plan on a timely basis, which amounted to approximately $168,000 as of July 31, 1997. During the nine month period ended April 30, 1998, and as a condition to the merger, the Company became current with respect to all known outstanding obligations relative to the defined contribution savings and investment plan.


NOTE   8   -     CONVERTIBLE DEBT / PREFERRED STOCK:

                 (a) In September, 1997, subsequent to the Company's fiscal year end, IDF issued 8% senior subordinated convertible notes in the amount of $3,000,000 which are convertible into preferred stock of IDF at a conversion price of $1.25 per share. Costs incurred (which are recorded as deferred finance costs) with respect to this issue were $342,500 plus the issuance of 135,750 shares of common stock to the placement agent who is also a shareholder of IDF. IDF used approximately $2,500,000 of the net proceeds to settle certain past due obligations existing at July 31, 1997. In January 1998, the holders of these notes converted the principal balance outstanding plus accrued interest (in the amount of $100,000) into $1,750,000 (1,400,000 shares of Series
                 A convertible preferred stock) and $1,350,000 (1,080,000 shares of Series C convertible preferred stock). In April 1998, the Board of Directors authorized the issuance of $ 60,800 shares of Series C preferred stock in payment of preferred stock dividends in the aggregate amount of $ 76,000 for the three months ended April 30, 1998. Accordingly, unamortized deferred issue costs in the amount of $293,384 was offset against additional paid-in capital (see Note 9).

        (b) Also in January 1998, subsequent to the Company's fiscal year end, a term loan payable to a shareholder/board member in the original amount of $800,000 was converted into 400,000 shares of Series B convertible preferred stock. Accrued interest in the amount of $32,000 on this note was also converted into 25,600 shares of Series C convertible preferred stock.

                    IDF INTERNATIONAL, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  JULY 31, 1997
                  (Information as of and for the Periods Ended
                      April 30, 1998 and 1997 is Unaudited)

NOTE   9   -     SHAREHOLDER EQUITY AND ISSUANCE OF STOCK:

                 During the nine month period ended April 30, 1998, the following transactions were authorized by the Company's Board of Directors:

        (a) IDF amended its certificate of incorporation to increase the authorized shares to 120,000,000 common stock, 1,400,000 shares of Series A convertible preferred stock, 500,000 shares of Series B convertible preferred stock and 2,100,000 shares of Series C preferred stock. The rights and preferences of the Series C preferred stock shall be designated by the Board of Directors in its discretion and without further vote of shareholders.

                 Each share of Series A convertible preferred stock is convertible into common stock at a conversion price of $1.25 per share and each share of Series B convertible preferred stock is convertible into common stock at a conversion price of $2.00 per share.

        (b) IDF issued 135,750 shares of its common stock to the placement agent of the 8% senior subordinated convertible notes. The transaction was valued at $70,590 (see Note 8a).

                 See Notes 1 and 8 regarding other share issuances.


NOTE 10   -      STOCK OPTIONS:

                 As a result of the reverse acquisition as described in Note 1, IDF issued an aggregate of 856,550 options to acquire common stock of the Company for $1.25 per share to key personnel of TechStar. In the event that any of these options terminates or are canceled without having been vested and timely exercised, AUGI will be entitled to receive, as additional merger consideration, those options for additional common stock of IDF.

                 IDF has established an option pool consisting of an aggregate of 131,777 additional performance options for certain of its management personnel and other key employees.

                 To date, no options have been exercised.


NOTE  11  -      MAJOR CUSTOMERS:

                 For the nine month periods ended April 30, 1998 and 1997, revenue earned from one customers was in excess of 10% of total revenues and amounted to approximately $1,714,000 and $1,386,000, respectively. At April 30, 1998 and 1997, contract receivables from this customers amounted to approximately $491,000 and $1,249,000, respectively.

                 For the month of July 31, 1997, revenue earned from two customers were each in excess of 10% of total revenues and amounted to approximately $221,000 and $136,000, respectively. At July 31, 1997, contract receivables from these customers amounted to approximately $590,000 and $485,000, respectively.

                    IDF INTERNATIONAL, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  JULY 31, 1997
                  (Information as of and for the Periods Ended
                      April 30, 1998 and 1997 is Unaudited)

NOTE 12   -      PROFIT SHARING PLAN:

                 During the nine month period ended April 30, 1998, the Company established a new 401(k) salary deferral plan for the benefit of substantially all its employees. Participants of the plan may contribute a portion of their annual compensation to the extent permitted by applicable regulations. Company contributions to the plan are discretionary. There were no Company contributions to the plan during the nine months ended April 30, 1998.


NOTE  13  -      COMMITMENTS AND CONTINGENCIES:

        (a)      Leases:

                 As a result of the merger described in Note 1, the new lease commitments are as follows:

                 The Company leases office and operating facilities in New York, Buffalo, Massachusetts, Maryland, Delaware and Connecticut under operating leases at annual rentals plus a portion of any increase in real estate taxes and certain other common expenses, expiring in various years through 2001. The Company also leases certain vehicles and equipment under operating leases expiring in various years through 2002. Minimum future rental payments under non-cancelable operating leases having remaining terms in excess of one year, as of January 31, 1998, are as follows:

                 Year Ending July 31,
                 --------------------
                       1998                    $   446,446
                       1999                        624,612
                       2000                        595,341
                       2001                        534,541
                       2002                            786
                                           ---------------
                                                $2,201,726
                                           ===============

                 Rent expense was $32,802 for the month of July 31, 1997. Rent expense was $521,354 and $246,358 for the nine month periods ended April 30, 1998 and 1997, respectively. Hayden-Wegman's lease on its New York office space was restructured due to Hayden-Wegman being in arrears with respect to its lease obligation. Under the terms of the restructured lease, Hayden-Wegman rented this space on a month to month basis through November 1997 and entered into a new lease for a two year term commencing December 1997 (see also Note 6).

        (b)      Litigation Matters:

                 (i) A former employee of Hayden-Wegman commenced an action that is pending before the Supreme Court of the State of New York in which he is seeking, from Hayden-Wegman, compensatory damages of $1,000,000 and punitive damages of $1,000,000, for allowing a long-term disability policy to lapse thereby depriving him of disability benefits which he would otherwise have been eligible to receive and which, he claims, he was contractually entitled to receive. Hayden-Wegman has filed an answer denying the claim and intends to vigorously defend it.

                    IDF INTERNATIONAL, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  JULY 31, 1997
                  (Information as of and for the Periods Ended
                      April 30, 1998 and 1997 is Unaudited)

NOTE  13  -      COMMITMENTS AND CONTINGENCIES (Continued):


         (c)     Litigation:

                 (ii) TechStar is involved in a contract dispute with a vendor over engineering services provided to TechStar by the vendor. According to the management of TechStar, the vendor filed a claim in the amount of $ 216,000 plus interest against TechStar. TechStar notified the vendor (through its attorney) that the vendor's work was unacceptable by the customer, causing TechStar to incur additional cost to complete the project and also causing TechStar to lose the contract with the customer. TechStar's customer agrees with these assertions and has been helpful in assisting TechStar with its investigative
                       discovery  process.   Furthermore,   TechStar   filed  a
                       counterclaim against the vendor in the amount of $ 2.5 million for vendor's negligence. As of the date of issue of these financial statements TechStar and the vendor have agreed to enter into mediation for settlement discussions. Mediation is tentatively scheduled for the later part of July 1998. The vendor's insurance carrier has agreed to take part in the mediation discussions.



                 (iii) From time-to-time the Company is also involved in various other litigation matters. At April 30, 1998, management does not believe that any pending matters are material to the financial statements.

        (c)      Employment Contracts:

                 (i) The Company executed an employment agreement with one of the Executive Vice Presidents of the Company who is also the President and Chief Executive Officer of Hayden-Wegman for a term of three years commencing August 1, 1997, with annual compensation of $180,000 each year.

                 (ii) Pursuant to the merger agreements (see Note 1), the prior employment agreements of TechStar with three members of management were terminated and replaced. The new three year agreements have expiration dates through November 30, 2000 with automatic renewal terms of one year. In addition to their base salaries (aggregating $600,000, $675,000 and $750,000 for each of the three years consecutively), these employees are entitled to options exercisable over the earlier of a five year period or November 30, 2005, entitling each of them to receive 285,517 shares ("performance options") of IDF at an exercise price of $1.25 per share. In addition to the performance options (aggregating 856,551), IDF has established an option pool consisting of an aggregate of 131,777 additional performance options for these and other key employees (see Note 10).

        (d)      Consulting Agreement:

                 The Company executed a consulting agreement with the chairman of the Board of Directors of the Company for a term of three years, commencing January 1, 1998, with annual fees of $75,000 each year.

                    IDF INTERNATIONAL, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  JULY 31, 1997
                  (Information as of and for the Periods Ended
                      April 30, 1998 and 1997 is Unaudited)

NOTE  14  -      ACQUISITION:

                 Effective August 1, 1997, Company completed a reverse triangular merger (see Note 1) with TechStar. This merger was accounted for by the Company as a reverse acquisition of the Company by TechStar. Accordingly, financial statements in the future will reflect a consolidation of TechStar's assets and liabilities using historical cost with IDF's assets and liabilities using fair value excluding goodwill to the extent acquired (approximately 63%) and historical cost for the remainder. In January 1998, IDF obtained a valuation for 100% of its common stock as of July 31, 1997. Accordingly, a proforma presentation of consolidated assets and liabilities was subsequently prepared utilizing fair values instead of historical costs. The following table presents, on a proforma basis, a condensed consolidated balance sheet at July 31, 1997, giving effect to the acquisition as if it had occurred on that date.
                                                     Unaudited Proforma
                                                        July 31, 1997
                                                        -------------
                       Assets:
                            Current assets               $  7,302,000
                            Net fixed assets                  355,000
                            Intangible assets, net          9,129,000
                                                        -------------
                                                          $16,786,000
                                                        =============
                       Liabilities and Equity:
                            Current liabilities          $  4,596,000
                            Long-term debt                  4,129,000
                            Shareholders' equity            8,061,000
                                                        -------------
                                                          $16,786,000
                                                          ===========

                 The following unaudited, proforma, condensed consolidated financial information assumes the acquisition occurred at December 11, 1996, which is the date on which TechStar was acquired by its former parent AUGI (see Note 1). Accordingly, the following proforma, condensed consolidated financial information reflects the operations of the Company for the periods indicated. The results do not purport to be indicative of what would have occurred had the acquisition actually been made at December 11, 1996 or of the results which may occur in the future.

                                                  For the Period       For the Month
                                                   from December 11,     Ended
                                              1996 to April 30, 1997   July 31, 1997
                                              ----------------------   -------------

                       Net sales                   $12,700,000            $1,679,000
                       Income from operations        2,223,000               342,000
                       Net income                    1,047,000               181,000

Note 15 - Business Segment Information:

                 The Companies operations have been classified into two business segments: Civil engineering and telecommunication consulting. The civil engineering segment ("CE") is in the business of providing professional engineering services to state and local government agencies, developers, and other clients
                 concentrated in  the   northeast   region   of  the   United
                 States.   The telecommunication  consulting  segment ("TC")
                 locates  wireless tower  sites   pursuant  to  agreements with
                 clients.   Upon successful  location of each site,  this
                 business segment also negotiates leases, obtains zoning clearances, and performs other architecture and/or engineering tasks as they arise.



                 Summarized financial information by business segment for the Nine Months ended April 30, 1998 are as follows:

                 Net Sales-
                                                   CE    $  7,306,764
                                                   TC       4,625,807
                                                         ------------
                                                         $ 11,932,571
                                                         ============
                 Operating Income
                                                   CE         940,832
                                                   TC          (5,432)
                                                         ------------
                                                         $    935,400
                                                         ============

                  Total Assets
                                                   CE    $ 10,781,149
                                                   TC       6,334,189
                                                         ------------
                                                         $ 17,115,338
                                                         ============

                  Deprecitation & Amitization
                                                   CE    $    253,668
                                                   TC         192,341
                                                         ------------
                                                         $    446,009
                                                         ============

                  Capital expanditures
                                                   CE    $     49,074
                                                   TC          75,565
                                                         ------------
                                                         $    124,639
                                                         ============


                    IDF INTERNATIONAL, INC. AND SUBSIDIARIES


                          INDEX TO FINANCIAL STATEMENTS


                                                                                           Page(s)
                                                                                           -------

Independent Auditors' Report on Consolidated Financial Statements                          F - 26

Consolidated Financial Statements:

       Consolidated Balance Sheets as of June 30, 1997 and 1996                            F - 27

       Consolidated Statements of Operations for the Years Ended June 30, 1997 and 1996    F - 29

       Consolidated Statements of Shareholders' Equity for the Years Ended June 30, 1997
       and 1996                                                                            F - 30

       Consolidated Statements of Cash Flows for the Years Ended June 30, 1997 and 1996    F - 31

Notes to Consolidated Financial Statements                                                 F - 33

                          INDEPENDENT AUDITORS' REPORT



To The Shareholders
IDF International, Inc.
New York, New York

We have audited the accompanying consolidated balance sheets of IDF International, Inc. and subsidiaries, d/b/a Hayden-Wegman, Inc., as of June 30, 1997 and 1996 and the related consolidated statements of operations, shareholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of IDF International, Inc. and subsidiaries as of June 30, 1997 and 1996, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.


                                           _______________________________
                                           LAZAR LEVINE & FELIX LLP

New York, New York
October 23, 1997,  except for
Note 12(a) which is dated as
of March 3, 1998

                    IDF INTERNATIONAL, INC. AND SUBSIDIARIES
                            d/b/a Hayden-Wegman, Inc.
                           CONSOLIDATED BALANCE SHEETS               Page 1 of 2
                          AS OF JUNE 30, 1997 AND 1996


                        - ASSETS (Notes 4, 5, 6 and 7) -

                                                                                       1997             1996
                                                                                  --------------   --------------
CURRENT ASSETS:
   Cash and cash equivalents                                                       $       6,771    $       5,730
   Contract receivables - less allowances for doubtful accounts of $307,000 and
      $193,314 for 1997 and 1996, respectively (Notes 2f, 3 and 9)                     2,766,666        3,126,654
   Costs and earnings in excess of billings on uncompleted contracts (Note 2b)         1,401,922        1,289,939
   Prepaid expenses and other current assets                                              24,226           67,478
                                                                                   -------------    -------------

TOTAL CURRENT ASSETS                                                                   4,199,585        4,489,801
                                                                                     -----------      -----------

FIXED ASSETS  (Notes 2c):
   Computer equipment                                                                    255,567          225,171
   Furniture, fixtures and equipment                                                      20,196           20,196
   Automobiles                                                                            31,649           31,649
   Leasehold improvements                                                                 73,737           73,737
                                                                                   -------------    -------------
                                                                                         381,149          350,753
   Less: accumulated depreciation and amortization                                       278,250          230,281
                                                                                    ------------     ------------
                                                                                         102,899          120,472
                                                                                    ------------     ------------

OTHER ASSETS:
   Goodwill - net of accumulated amortization of $563,227 and $438,066
       for 1997 and 1996, respectively (Note 2d)                                       2,565,812        2,690,973
   Deferred issue and discount costs-net of accumulated amortization of
      $47,734 and $22,919 for 1997 and 1996, respectively (Note 2d)                       23,866           22,583
   Security deposits and other assets                                                     64,406           64,208
                                                                                   -------------    -------------
                                                                                       2,654,084        2,777,764
                                                                                   -------------    -------------

                                                                                      $6,956,568       $7,388,037
                                                                                      ==========       ==========

              The accompanying notes are an integral part of these consolidated financial statements.

                    IDF INTERNATIONAL, INC. AND SUBSIDIARIES
                            d/b/a Hayden-Wegman, Inc.
                          CONSOLIDATED BALANCE SHEETS                Page 2 of 2
                          AS OF JUNE 30, 1997 AND 1996


                - LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)

                                                                                       1997              1996
                                                                                  --------------  ---------------
CURRENT LIABILITIES:
   Bank overdraft                                                                   $    251,793     $    147,700
   Short-term debt - subordinated (Note 4)                                                55,000          800,000
   Revolving credit facility (Note 5)                                                  1,663,968        2,290,400
   Accounts payable                                                                      763,148        1,420,352
   Billings in excess of costs and earnings on uncompleted contracts (Note 2b)            89,650                -
   Accrued wages, salaries and related costs (Notes 7 and 10)                          2,159,263        2,987,314
   Current portion of long-term debt (Note 6)                                             44,092           40,436
   Other accrued expenses                                                              1,066,203        1,957,594
                                                                                    ------------      -----------

TOTAL CURRENT LIABILITIES                                                              6,093,117        9,643,796
                                                                                    ------------      -----------

LONG TERM LIABILITIES:
    Long term debt-net of current portion (Note 6)                                       849,722          118,815
                                                                                  --------------     ------------

COMMITMENTS AND CONTINGENCIES  (Notes 9 and 11)

SHAREHOLDERS' EQUITY (DEFICIT) (Note 8):
   Common stock, $.001 par value,  120,000,000 shares authorized;  3,620,538 and
      1,494,000 shares issued and outstanding for
      1997 and 1996, respectively                                                          3,621            1,494
   Additional paid-in capital                                                          3,388,111        1,902,037
   Accumulated deficit                                                                (3,360,103)      (4,278,105)
                                                                                     -----------     ------------
                                                                                          31,629       (2,374,574)
   Less: stock subscription receivable (Note 8d)                                         (17,900)               -
                                                                                   -------------     ------------
                                                                                          13,729       (2,374,574)
                                                                                  --------------     ------------

                                                                                    $ 6,956,568       $ 7,388,037
                                                                                    ============      ===========


              The accompanying notes are an integral part of these consolidated financial statements.

                                     F-28

                    IDF INTERNATIONAL, INC. AND SUBSIDIARIES
                            d/b/a Hayden-Wegman, Inc.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                   FOR THE YEARS ENDED JUNE 30, 1997 AND 1996


                                                                                        1997             1996
                                                                                   -------------    -------------

CONTRACT REVENUE EARNED (Notes 2b and 9)                                             $11,269,590      $11,725,198

   Cost of revenue earned                                                              5,655,732        6,211,427
                                                                                   -------------    -------------

GROSS PROFIT                                                                           5,613,858        5,513,771

   Selling, general and administrative expenses (Note 10)                              3,930,232        5,131,303
                                                                                   -------------    -------------

INCOME FROM OPERATIONS                                                                 1,683,626          382,468
                                                                                   -------------   --------------

OTHER INCOME (EXPENSES):
   Interest expense                                                                     (863,741)        (872,461)
   Other income (expenses) - net (Note 7)                                                98,117         (160,341)
                                                                                  --------------   --------------
                                                                                        (765,624)      (1,032,802)
                                                                                  --------------   --------------
INCOME (LOSS) BEFORE PROVISION FOR INCOME TAXES                                          918,002         (650,334)

   Provision for income taxes (Note 2e)                                                        -                -
                                                                                  --------------    -------------

INCOME (LOSS) BEFORE EXTRAORDINARY ITEM                                                  918,002         (650,334)

   Extraordinary item - gain on extinguishment of debt (Note 13)                               -        1,933,577
                                                                                  --------------    -------------

NET INCOME                                                                         $     918,002     $  1,283,243
                                                                                   =============     ============


EARNINGS (LOSS) PER COMMON SHARE (Note 2k):
   Income (loss) before extraordinary item                                                  $.41           $ (.43)
   Extraordinary item                                                                          -             1.29
                                                                                         -------           ------

                                                                                            $.41           $  .86
                                                                                            ====           ======

WEIGHTED AVERAGE NUMBER OF COMMON AND COMMON
   EQUIVALENT SHARES OUTSTANDING (Note 2k)                                             2,259,500        1,494,000
                                                                                       =========        =========

              The accompanying notes are an integral part of these consolidated financial statements.


                    IDF INTERNATIONAL, INC. AND SUBSIDIARIES
                           d/b/a Hayden - Wegman Inc.
            CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)
                   FOR THE YEARS ENDED JUNE 30, 1997 AND 1996



                                                                      Additional                         Stock
                                            Common        Common        Paid in        Accumulated   Subscription
                                            Shares        Stock         Capital           Deficit     Receivable         Total
                                          ----------     --------     ----------       ------------  ------------    ------------

Balance as of June 30, 1995                1,076,000       $1,076     $1,827,455       $(5,561,348) $      -          $(3,732,817)

Net income for the year                            -            -              -         1,283,243          -           1,283,243

Stock issued (Note 8)                        418,000          418         74,582                 -          -              75,000
                                          ----------     --------     ----------       ------------  ------------    ------------

Balance as of June 30, 1996                1,494,000        1,494      1,902,037        (4,278,105)         -          (2,374,574)

Net income for the year                           -             -              -           918,002          -             918,002

Stock issued (Notes 4, 6 and 8)            2,126,538        2,127      1,486,074                 -          -           1,488,201

Unpaid shares (Note 8)                             -            -              -                 -    (17,900)           (17,900)
                                          ----------     --------     ----------       ------------  ------------    ------------

BALANCE AS OF JUNE 30,  1997               3,620,538       $3,621     $3,388,111       $(3,360,103)  $(17,900)       $    13,729
                                          ==========       ======     ==========       ============   ========       =============


              The accompanying notes are an integral part of these consolidated financial statements.

                    IDF INTERNATIONAL, INC. AND SUBSIDIARIES
                            d/b/a Hayden-Wegman, Inc.
                CONSOLIDATED STATEMENTS OF CASH FLOWS Page 1 of 2
                   FOR THE YEARS ENDED JUNE 30, 1997 AND 1996

                                                                                                    1997             1996
                                                                                               --------------    -------------

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS:
CASH FLOWS FROM OPERATING ACTIVITIES:
    Net income                                                                                     $  918,002     $  1,283,243
    Adjustments to reconcile net income to net cash (used in) operating activities:
      Depreciation and amortization                                                                    47,967           63,065
      Bad debt provision                                                                              113,686           69,264
      Gain on extinguishment of debt                                                                        -       (1,933,577)
      Amortization of goodwill                                                                        125,161          125,162
      Amortization of deferred costs                                                                   70,317           34,679
    Changes in operating assets and liabilities:
      Decrease (increase) in contract receivables                                                     246,302       (1,017,046)
      (Increase) decrease in costs and earnings in excess of billings on
        uncompleted contracts                                                                        (111,983)         485,772
      Decrease in prepaid expenses and other current assets                                            43,252            6,625
      (Increase) in other assets                                                                         (198)          (9,649)
      Increase in bank overdraft                                                                      104,093            7,708
      (Decrease) increase in accounts payable                                                        (567,204)         137,089
      Increase (decrease) in billings in excess of costs and earnings on
        uncompleted contracts                                                                          89,650          (29,954)
      (Decrease) increase in accrued wages, salaries and related costs                               (828,051)         238,490
      (Decrease) increase in other current liabilities                                               (675,590)         392,145
                                                                                                   ----------   --------------
        Net cash (used in) operating activities                                                      (424,596)        (146,984)
                                                                                                   ----------    --------------

CASH FLOWS FROM INVESTING ACTIVITIES:
    Additions to fixed assets                                                                         (30,394)          (5,520)
                                                                                                  -----------  ---------------
        Net cash (used in) investing activities                                                       (30,394)          (5,520)
                                                                                                  -----------  ----------------

CASH FLOWS FROM FINANCING ACTIVITIES:
    (Decrease) increase in revolving credit facility                                                 (626,432)          56,183
    Proceeds from long-term debt                                                                      800,000           25,000
    Payment of note payable - bank                                                                    (25,000)               -
    Payment of deferred rent note                                                                     (40,437)               -
    Proceeds from sale of common stock                                                                347,900           75,000
                                                                                                   ----------  ---------------
        Net cash provided by financing activities                                                     456,031          156,183
                                                                                                   ----------   --------------

NET INCREASE IN CASH AND CASH EQUIVALENTS                                                               1,041            3,679

    Cash and cash equivalents, at beginning of year                                                     5,730            2,051
                                                                                                 ------------ ----------------

CASH AND CASH EQUIVALENTS, AT END OF YEAR                                                         $     6,771  $         5,730
                                                                                                  ===========  ===============


              The accompanying notes are an integral part of these consolidated financial statements.

                    IDF INTERNATIONAL, INC. AND SUBSIDIARIES
                            d/b/a Hayden-Wegman, Inc.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS           Page 2 of 2
                   FOR THE YEARS ENDED JUNE 30, 1997 AND 1996



                                                                                         1997            1996
                                                                                     -----------      ----------

SUPPLEMENTAL DISCLOSURES OF CASH FLOWS INFORMATION:
     Cash paid during the year for:
        Interest                                                                       $778,415         $648,225


NON-CASH TRANSACTIONS:

During the year ended June 30, 1997 the Company issued 400,000 shares of its common stock as additional consideration to the lender of the term loan in the amount of $800,000 (see Note 6). For financial statement purposes, these shares were valued at $71,600 and reflected as deferred issue and discount costs.

During the year ended June 30, 1997 certain note holders, representing $745,000 of the original principal amount of $800,000, converted their outstanding debt and accrued interest of $149,000 into 715,200 shares of the Company's common stock (see Note 4).

During the year ended June 30, 1997 the Company issued 110,334 shares of stock to the holder of a term note as payment for accrued interest in the amount of $66,200 (see Note 8b).

During the year ended June 30, 1997 the Company issued 259,334 shares of common stock to an affiliate of one of the board members of the Company as repayment of prior years management fees in the amount of $90,000, a $65,000 loan and accrued interest in the amount of $600 (see note 8c).

During the year ended June 30, 1997 the Company granted stock options to two key employees to purchase 50,000 shares each of its common stock. These options were exercised and are reflected as stock subscriptions receivable valued at $17,900 as of June 30, 1997. (See Note 8d)

             The accompanying notes are an integral part of these consolidated financial statements.


                    IDF INTERNATIONAL, INC. AND SUBSIDIARIES
                            d/b/a Hayden-Wegman, Inc.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             JUNE 30, 1997 AND 1996


NOTE   1   -     ORGANIZATION AND NATURE OF BUSINESS:

                 Hayden-Wegman International Ltd. ("Limited") formerly H/W Acquisition, Inc. was organized under the laws of the State of Delaware on December 1, 1992 and on December 30, 1992 acquired all of the outstanding stock of Hayden-Wegman, Inc. ("Hayden-Wegman").

                 On November 3, 1993, the stockholders of Limited exchanged all of their shares of common stock for 550,000 newly issued, unregistered shares of common stock of IDF International, Inc. ("IDF"), an inactive public company, which had 250,000 shares outstanding and whose only assets were cash and loans receivable from Limited. The transaction was accounted for as a pooling of interests.

                 IDF International, Inc., and subsidiaries (the "Company") is in the business of providing professional engineering services to state and local government agencies, developers and other clients concentrated in the northeast region of the United
                 States. The Company is the holder of a State of New York corporate professional engineering license.

                 Effective August 1, 1997, subsequent to the balance sheet date, the Company was a party to a reverse triangular merger (through a newly formed subsidiary, TechStar Acquisition Corp. ("Acquisition Corp.") with TechStar Communications, Inc. ("TechStar") a wholly owned subsidiary of American United Global, Inc. ("AUGI"). TechStar emerged as the surviving corporation of the merger with Acquisition Corp. and became a wholly-owned subsidiary of the Company. As part of this transaction the Company issued 6,171,553 shares of its common stock to AUGI resulting in AUGI owning approximately 63% of the issued and outstanding shares of the Company at that date. In addition, certain officers of TechStar received options to acquire an additional 8% of the Company pursuant to their employment agreements. See note 12 of these Notes for further information.

                 TechStar was incorporated in the State of Delaware in February 1994 and is in the business of locating wireless tower sites pursuant to agreements with clients, and further, upon successful location of each site, is responsible for negotiating leases, obtaining zoning clearances, and other architecture and/or engineering tasks as they arise.


NOTE   2   -     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

                 The Company's accounting policies are in accordance with generally accepted accounted principles. Outlined below are those policies which are considered particularly significant:

        (a)      Principles of Consolidation:

                 The accompanying consolidated financial statements include the accounts of IDF International, Inc. and its wholly-owned subsidiaries. All material intercompany balances and transactions have been eliminated in consolidation.

                    IDF INTERNATIONAL, INC. AND SUBSIDIARIES
                            d/b/a Hayden-Wegman, Inc.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             JUNE 30, 1997 AND 1996


NOTE   2   -     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued):

        (b)      Revenue and Cost Recognition:

                 The Company recognizes  revenues from fixed-priced and modified
                 fixed-price       construction       contracts      on      the
                 percentage-of-completion method, measured by the percentage of costs incurred to date to estimated total costs for each contract. This method is used because management considers total costs to be the best available measure of progress on the contracts. Because of inherent uncertainties in estimating costs, it is possible that the estimates used can change within the near term.

                 Contract costs include all direct material and labor costs related to contract performance. Selling, general and administrative costs are charged to expense as incurred.
                 Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Changes in job performance, job conditions, and estimated profitability may result in revisions of costs and income, which are recognized in the period in which the revisions are determined. Changes in estimated job profitability resulting from job performance, job conditions, contract penalty provisions, claims, change orders, and settlements, are accounted for as a change in estimate in the current period.

                 The asset, "Costs and earnings in excess of billings on uncompleted contracts," represents revenues recognized in excess of amounts billed. The liability, "Billings in excess of costs and earnings on uncompleted contracts," represents billings in excess of revenues recognized.

        (c)      Fixed Assets and Depreciation:

                 Fixed assets are reflected at cost. Depreciation is provided using the straight-line method over the following useful lives:

                       Computer equipment                      5 years
                       Furniture, fixtures and equipment       5 years
                       Automobiles                             3 years

                 Leasehold improvements are amortized over the terms of the lease.

        (d)      Intangible Assets:

                 The excess of cost over the fair value of the business acquired (goodwill), is being amortized using the straight-line method over 25 years. Amortization expense for each of the years ended June 30, 1997 and 1996 was $125,161 and $125,162, respectively
                 (see Note 12).

                 The Company periodically assesses the recoverability of goodwill by determining whether the amortization of the goodwill balance over its remaining life can be recovered through projected undiscounted future results. The amount of goodwill impairment, if any, is based upon such projected undiscounted future earnings before interest and income taxes.

                    IDF INTERNATIONAL, INC. AND SUBSIDIARIES
                            d/b/a Hayden-Wegman, Inc.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             JUNE 30, 1997 AND 1996


NOTE   2   -     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  (Continued):

        (d)      Intangible Assets (continued):

                 Debt issue and discount costs, which were incurred with the issuance of short-term notes, are being amortized on a straight-line basis over the terms of the notes. Amortization expense charged to operations for the years ended June 30, 1997 and 1996 was $70,317 and $34,679, respectively.

        (e)      Income Taxes:

                 Effective July 1, 1993, the Company adopted Statement of Financial Accounting Standard No. 109 ("SFAS 109"), "Accounting for Income Taxes", which requires the Company to recognize deferred tax assets and liabilities for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis.

                 The provision for income taxes for the year ended June 30, 1997 consists of the following:

                     Current taxes:
                       Federal                                  $ 326,000
                       State                                       94,000
                                                               ----------
                                                                  420,000
                     Benefit of operating loss carryforwards     (420,000)
                                                               ----------
                     Provision for income taxes                $        -
                                                               ==========

                 At June 30, 1997, the Company has available net operating loss carryforwards of approximately $2,300,000, which expire in 2010 and 2011.

                 Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences; and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes on tax laws on the date of enactment.

                 SFAS 109 requires recognition of future tax benefits such as net operating loss carryforwards, to the extent that realization of such benefits is more likely than not. Accordingly, the Company has established a 100% valuation allowance against the deferred tax assets of approximately $1,050,000, resulting principally from net operating loss carryforwards, until the Company realizes taxable income and utilizes (as limited by IRS regulations) such net operating loss carryforwards against taxable income.

        (f)      Concentration of Credit Risk:

                 Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of contract receivables.

                 The Company believes that risk with regards to contract receivables is limited due to the make-up of its customer base which consists primarily of state and local government agencies which are concentrated in the northeast region of the United States.

                    IDF INTERNATIONAL, INC. AND SUBSIDIARIES
                            d/b/a Hayden-Wegman, Inc.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             JUNE 30, 1997 AND 1996


NOTE   2   -     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  (Continued):

        (g)      Use of Estimates:

                 In preparing financial statements in accordance with generally accepted accounting principles, management makes certain estimates and assumptions, where applicable, that effect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. While actual results could differ from those estimates, management does not expect such variances, if any, to have a material effect on the financial statements

        (h)      Fair Value of Financial Instruments:

                 At June 30, 1997 and 1996, the carrying amount of cash, contract receivables, accounts payable and accrued expenses approximate fair value because of the short-term maturities of these items.

                 The carrying amounts of current and long-term portions of long-term obligations approximate fair market value since the interest rates on most of these instruments change with market interest rates.

        (i)      Statements of Cash Flows:

                 For purposes of the statements of cash flows, the Company considers all highly liquid investments purchased with an
                 original   maturity  of  three   months  or  less  to  be  cash
                 equivalents.

        (j)      Advertising:

                 The Company expenses advertising as incurred. Advertising expense was $844 and $2,051 for the years ended June 30, 1997 and 1996, respectively.

        (k)      Earnings (Loss) Per Share:

                 Earnings (loss) per share has been computed on the basis of the weighted average number of common shares and common equivalent shares outstanding during each period presented.

                    IDF INTERNATIONAL, INC. AND SUBSIDIARIES
                            d/b/a Hayden-Wegman, Inc.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             JUNE 30, 1997 AND 1996


NOTE   3   -     CONTRACT RECEIVABLES:

                 Contract receivables consist of the following:

                                                                   1997            1996
                                                              --------------   ------------
                       Billed:
                         Completed contracts                   $   362,464      $   157,152
                         Contracts in progress                   2,390,208        2,917,514
                         Retainage                                 320,994          245,302
                                                              ------------     ------------
                                                                 3,073,666        3,319,968
                       Less: allowances for doubtful amounts       307,000          193,314
                                                              ------------     ------------
                                                                $2,766,666       $3,126,654
                                                                ==========       ==========



NOTE   4   -     SHORT-TERM DEBT:

                 Short-term debt consists of notes issued in 1994, in the original amount of $800,000, bearing interest at 8% per annum, due on or before April 15, 1995 and extended to October 15, 1995. In conjunction with the issuance of these notes the Company granted to the note holders 3,000 shares of common stock for each $10,000 of principal amount of notes, aggregating 240,000 shares. The Company valued the shares at $120,000, which was accounted for as debt discount. These notes are secured by substantially all the assets of the Company and are subordinated to the Company's lending institution (see Note
                 5). Accrued but unpaid interest on these outstanding notes amounted to $13,743 and $135,900 at June 30, 1997 and 1996, respectively. The noteholders have the option to convert all or a portion of unpaid principal and interest into such number of fully paid and nonassessable shares of common stock of the Company at a conversion price of $2.00 per share. In February 1997, 38 of 41 note holders representing $745,000 of the original principal amount of $800,000 converted their outstanding debt and accrued interest of $149,000 into 715,200 shares of the Company's common stock as provided for in the debt agreements, at a reduced conversion price of $1.25 per share. The Company is currently in default as regards to the payment of the remaining balance of $55,000.

                 The Company incurred expenses connected with the issuance of the notes aggregating $107,000, which includes the estimated value of 36,000 shares issued to the placement agent and finders for the offering.


NOTE   5   -     REVOLVING CREDIT FACILITY:

                 In November 1994, the Company entered into a $2.5 million revolving credit facility agreement with a lender. The credit limit was subsequently increased to $3.0 million in April 1995. As of June 30, 1997 and 1996, the outstanding borrowings under this facility amounted to $1,663,968 and $2,290,400, respectively. Under this agreement the Company has pledged substantially all

                    IDF INTERNATIONAL, INC. AND SUBSIDIARIES
                            d/b/a Hayden-Wegman, Inc.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             JUNE 30, 1997 AND 1996


NOTE   5   -     REVOLVING CREDIT FACILITY (Continued):

                 of its contract  receivables  and other tangible and intangible assets. In accordance with the agreement the Company identifies and  transfers  to this lender,  a designated  pool of contract receivables  and is advanced 80% of the aggregate face value of such receivables. The remaining 20%, less interest, and certain reimbursable  expenses,  is remitted  to the  Company  once the lender receives payment for the pooled receivables.  The lender is paid interest at the rate of prime plus 1 1/2% per annum and fees of  approximately  1% per month  based on a sliding  scale
                 tied  to  the   number  of  days  that  the   receivables   are
                 outstanding.  The  interest  and fees are  computed on the full value of each receivable  until all related client payments are received.  The Company has the option to repurchase portions of the receivable pools from the lender.


NOTE   6   -     LONG-TERM DEBT:

                 At June 30, 1997 the principal amounts due are as follows:

                 Term  loan  payable  to a  shareholder/board  member  in  the original  amount  of  $800,000  which is  payable  in full on
                 January 8, 1998. The loan bears interest at the rate of prime plus 1%, with the first  interest  payment due for the months
                 July through  December  1996, in January  1997.  This loan is also  subject  to  certain  repayment  terms in the  event of additional  financing  by  the  Company  and  is  secured  by substantially  all of the  assets of the  Company  subject to subordination  to its lending  institution  (see Note 5). The
                 Company also issued 400,000 shares of its common stock
                 valued at $71,600 as additional consideration.                     $800,000

                 Subsequent to the balance sheet date, as a condition to the merger, and subject only to an amendment to the certificate of incorporation of the Company, this loan together with any interest due thereon, shall be automatically converted into seven year redeemable convertible 8% Series B preferred stock of the Company at a conversion price of $2.00 per share.
                 Accordingly, this debt has been reclassified from current liabilities to long-term debt retroactively, until converted to equity in the subsequent period.

                 Unsecured note payable in thirty six monthly installments of
                 $4,420, including interest at 9% per annum, maturing in June,
                 1999. This note is associated with the restructuring of the
                 Company's obligations to its landlord (See Note 11a).               93,814
                                                                                  -----------
                                                                                    893,814
                 Less: current maturities                                            44,092
                                                                                  -----------
                                                                                  $ 849,722
                                                                                  ===========

                    IDF INTERNATIONAL, INC. AND SUBSIDIARIES
                            d/b/a Hayden-Wegman, Inc.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             JUNE 30, 1997 AND 1996


NOTE   6   -    LONG-TERM DEBT (Continued):

                   At June 30, 1997, the annual scheduled principal payments of long-term debt (excluding the conversion of the Term loan into preferred stock - see Note 12b (iv)) are $44,092 and $49,722 for each of the next two years, respectively.


NOTE   7   -    ACCRUED WAGES, SALARIES AND RELATED COSTS:

                 Accrued wages, salaries and related costs consist of the following at June 30, 1997 and 1996:

                                                                                        1997           1996
                                                                                  --------------  -------------

                 Wages and salaries                                                  $   230,431    $   410,937
                 Payroll withholding and taxes in arrears including
                    applicable interest and penalties (a)                              1,477,189      1,867,552
                 Savings and investment plan including applicable
                   interest and penalties (b)                                            268,164        533,069
                 Benefits, fringes and other                                             183,479        175,756
                                                                                    ------------   ------------
                                                                                      $2,159,263     $2,987,314
                                                                                      ==========     ==========

        (a) The Company had not been making timely payroll withholding tax payments to the Internal Revenue Service (IRS) and several other tax jurisdictions. As a result, the IRS and certain state taxing authorities imposed interest and penalties on overdue amounts along with a Federal tax lien on all of the Company's assets. Interest and penalties charged to operations and included in other expenses on the consolidated statements of operations amounted to $169,903 for the year ended June 30, 1996. Since the first quarter of 1997, the Company has been making timely payroll withholding tax payments to federal and state tax jurisdictions. Subsequent to June 30, 1997 and pursuant to the conditions to the merger, all past due taxes including assessed interest and penalties that previously were being paid under the terms of installment agreements with the Internal Revenue Service and the New York State Department of Taxation have been paid.

        (b) The Company sponsors a defined contribution savings and investment plan covering substantially all full-time employees. Participants may contribute between 2% and 15% of their compensation. Prior to April 1, 1992, contributions (up to 2% of earnings) were matched by the Company at a rate of 50%. Contributions to the plan by the Company subsequent to April 1, 1992, are made at the discretion of the Company's board of directors, but may not exceed the maximum amount deductible for Federal income tax purposes. No Company contributions have been made subsequent to April 1, 1992.

                 The Company had not made deposits of employee and employer contributions and other payments to the plan on a timely basis, which amounted to approximately $168,000 and $533,000 as of June 30, 1997 and 1996, respectively. Subsequent to June 30, 1997, and as a condition to the merger, the Company became current with respect to all known outstanding obligations relative to the defined contribution savings and investment plan.

                    IDF INTERNATIONAL, INC. AND SUBSIDIARIES
                            d/b/a Hayden-Wegman, Inc.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             JUNE 30, 1997 AND 1996


NOTE   8   -     SALES AND ISSUANCES OF STOCK:

                 During the year ended June 30, 1997, the following transactions were authorized by the Company's Board of Directors:

                 (a) Issuance of 441,670 shares of stock to investors for an equity investment of $282,900.

                 (b) Issuance of 110,334 shares of stock to the holder of the term note (see Note 6) as payment for accrued interest in the amount of $66,200 and the issuance of 100,000 shares for an equity investment of $17,900.

                 (c) Issuance of 259,334 shares of stock to an affiliate of one of the board members of the Company as repayment for
                       (i) prior years management fees in the amount of $90,000,
                       (ii) a 1997 loan in the amount of $65,000 and (iii) accrued interest in the amount of $600.

                 (d) Issuance of 50,000 shares each to two employees of the Company upon the exercise of their options to purchase shares at $0.179 per share. The value of these shares, which amounted to $17,900 was unpaid as of June 30, 1997.

                 During the year ended June 30, 1996, IDF's Board of Directors authorized the issuance of 418,000 shares of stock to two investors in return for an equity investment of $75,000.

                 See Notes 4 and 6 regarding other share issuances.


NOTE   9   -     MAJOR CUSTOMERS:

                 For the year ended June 30, 1997, revenue earned from three customers were each in excess of 10% of total revenues and amounted to approximately $2,193,000, $1,807,000 and $1,439,000, respectively. At June 30, 1997, contract receivables from these customers amounted to approximately $1,126,000, $190,000 and $292,000, respectively.

                 For the year ended June 30, 1996, revenues earned from four customers were each in excess of 10% of total revenues and amounted to approximately $1,814,000, $2,041,000, $2,472,000 and $1,691,000, respectively. At June 30, 1996, contract receivables from these customers amounted to approximately $406,000, $478,000, $580,000 and $243,000, respectively.

                    IDF INTERNATIONAL, INC. AND SUBSIDIARIES
                            d/b/a Hayden-Wegman, Inc.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             JUNE 30, 1997 AND 1996


NOTE 10   -      REDUCTION OF PRIOR YEAR ACCRUALS:

                 Prior to July 1, 1995, the Company had established accruals with two vendors for insurance and reproduction costs in the amounts of $640,486 and $113,926, respectively. Subsequent to June 30, 1997, these accruals were settled with the respective vendors for $260,000 and $57,500, respectively. Accordingly, these accruals have been reduced in the aggregate amount of $436,912. The reversal of the accruals has been retroactively reflected in the statement of operations for the year ended June 30, 1997.


NOTE  11  -      COMMITMENTS AND CONTINGENCIES:

        (a) The Company leases its facilities under operating leases at annual rentals plus a portion of any increase in real estate taxes and certain other common expenses, expiring in various years through 2001. The Company also leases certain vehicles and equipment under operating leases expiring in various years through 2000. Minimum future rental payments under noncancelable operating leases having remaining terms in excess of one year, as of June 30, 1997, are as follows:

                 Year Ending June 30,
                 --------------------
                       1998                       $186,970
                       1999                        184,800
                       2000                        172,689
                       2001                        157,325
                                                 ---------
                                                  $701,784
                                                  ========

                 Rent expense was $348,000 and $540,000 for the years ended June 30, 1997 and 1996, respectively. The Company's lease on its headquarters office space was restructured due to the Company being in arrears with respect to its lease obligation. The terms of the restructured lease provide for the Company to rent on a month to month basis through November 1997 (See also Note
                 6).

        (b) The Company is a party to various litigation matters as follows:

                 (i) A former employee of the Company commenced an action that is pending before the Supreme Court of the State of New York in which he is seeking, from the Company, compensatory damages of $1,000,000 and punitive damages of $1,000,000, for allowing a long-term disability policy to lapse thereby depriving him of disability benefits which he would otherwise have been eligible to receive and which, he claims, he was contractually entitled to receive. The Company has filed an answer denying the claim and intends to vigorously defend it.

                    IDF INTERNATIONAL, INC. AND SUBSIDIARIES
                            d/b/a Hayden-Wegman, Inc.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             JUNE 30, 1997 AND 1996


NOTE  11  -      COMMITMENTS AND CONTINGENCIES  (Continued) :

                 (ii) From time to time the Company is involved in various litigation matters. At June 30, 1997, management does not believe that any pending matters are material to the financial statements.


        (c) The Company had an employment agreement with its President which was to expire on October 31, 1998. The agreement provided for salary, bonus and other benefits, as well as other terms of employment. The aggregate commitment for annual salaries, excluding bonuses and other benefits, was approximately $260,000 for each fiscal year through 1998.

                 The President was terminated on April 15, 1996. In an agreement reached between the Company and the former President, he released all salary and bonus benefit claims against the Company in exchange for the purchase of his existing stock and bond holdings in the Company, for $96,000, by a shareholder of the Company. In addition the Company agreed to continue to pay his health benefits for a period of one year.


NOTE  12  -      SUBSEQUENT EVENTS:

        (a)      Acquisition:

                 Effective August 1, 1997, subsequent to the balance sheet date, the Company completed a reverse triangular merger (see Note 1) with TechStar. This merger was accounted for by the Company as a reverse acquisition of the Company by TechStar. Accordingly, financial statements in the future will reflect a consolidation of TechStar's assets and liabilities using historical cost with IDF's assets and liabilities using fair value excluding goodwill to the extent acquired (approximately 63%) and historical cost for the remainder. In January 1998, IDF obtained a valuation for 100% of its common stock as of July 31, 1997. Accordingly, a pro forma presentation of consolidated assets and liabilities was subsequently prepared utilizing fair value instead of historical cost. The following table presents, on a pro forma basis, a condensed consolidated balance sheet at June 30, 1997, giving effect to the acquisition as if it had occurred on that date:

                                                     Unaudited Proforma
                                                       June 30, 1997
                                                     ------------------
                       Assets:
                            Current asset                $ 7,177,000
                            Net fixed assets                 358,000
                            Intangible assets, net         9,144,000
                                                       -------------
                                                         $16,679,000
                                                       =============
                       Liabilities and Equity:
                            Current liabilities         $  4,495,000
                            Long-term debt                 4,133,000
                            Shareholders' equity           8,051,000
                                                       -------------
                                                         $16,679,000
                                                         ===========

                    IDF INTERNATIONAL, INC. AND SUBSIDIARIES
                            d/b/a Hayden-Wegman, Inc.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             JUNE 30, 1997 AND 1996


NOTE  12  -      SUBSEQUENT EVENTS (Continued):

        (a)      Acquisition (continued):

                 The following unaudited, proforma, condensed consolidated financial information assumes the acquisition occurred at December 11, 1996, which is the date on which TechStar was acquired by its former parent AUGI (see Note 1). Accordingly, the following pro forma, condensed consolidated financial information reflects the operations of the Company for the year ended June 30, 1997 and for TechStar for the period December 11, 1996 through June 30, 1997. The results do not purport to be indicative of what would have occurred had the acquisition actually been made at the beginning of the fiscal year ended June 30, 1997, or of the results which may occur in the future.

                       Net sales                 $15,161,000
                       Income from operations      2,686,000
                       Net income                  1,333,000

        (b) Other subsequent events resulting from the merger are as follows:

                 (i)   The Company issued  6,171,553  shares of its common stock
                       to  AUGI  in   exchange   for  100%  of  the  issued  and
                       outstanding stock of TechStar (see Note 1).

                 (ii) The Company issued an aggregate of 856,550 options to acquire common stock of the Company for $1.25 per share to key personnel of TechStar. In the event that any of these options terminate or are cancelled without having been vested and timely exercised, AUGI will be entitled to receive, as additional merger consideration, those shares of the common stock of the Company.

                 (iii) The  Company  issued 8% senior  subordinated  convertible notes in the amount of $3,000,000 which are convertible into common stock of the Company at a conversion price of $1.25 per share. The net proceeds of the debt raised was $2,657,500 net of associated costs. The Company used approximately $2,500,000 of the net proceeds to settle certain obligations existing at June 30, 1997.

                 (iv) The Company committed to convert an $800,000 term note payable to a shareholder/Director into preferred stock (see Note 6).

                 (v) A loan payable balance of $215,000 due AUGI from TechStar was assumed by the Company in exchange for an 8% promissory note from TechStar. This note is due and payable upon the earlier of (i) the consummation of any public or private placement of securities by the Company or any of its subsidiaries, which individually or in the aggregate results in gross cash proceeds of $2.5 million or more, or (ii) August 25, 2002. Interest will be payable quarterly commencing December 1, 1997.

                    IDF INTERNATIONAL, INC. AND SUBSIDIARIES
                            d/b/a Hayden-Wegman, Inc.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             JUNE 30, 1997 AND 1996


NOTE  12  -      SUBSEQUENT EVENTS (Continued):

                 (vi) The Company amended its certificate of incorporation to increase the authorized shares to 130,000,000 shares; 10,000,000 shares of preferred stock and 120,000,000 shares of common stock, each with a par value of $.001.

                 (vii) The Company  granted 131,777 options to acquire shares of the Company's common stock to certain officers and key employees of TechStar.

                 (viii)The Company executed an employment  agreement with one of the Executive Vice Presidents of the Company who is also the President and Chief Executive Officer of Hayden-Wegman, for a term of three years commencing August 1, 1997, with annual compensation of $180,000 each year.

                 (ix) The Company executed a consulting agreement with the chairman of the Board of Directors of the Company for a term of three years, commencing August 1, 1997, with annual fees of $75,000 each year.

                 (x) TechStar will assume $300,000 of AUGI's acquisition debt, due in December 1999, to the former TechStar shareholders, provided that AUGI will make the 1997 and 1998 principal and interest payments on the acquisition debt and unconditionally guarantees the debt assumed by the TechStar.


NOTE 13   -      EXTRAORDINARY ITEM:

                 On December 30, 1992, the Company executed a five year unsecured note payable with a bank for $2,036,000. The note was payable in substantially equal monthly installments with interest at prime plus 1% per annum. Beginning in September 1993 the Company was not able to make the required monthly payments. On March 31, 1994 the Company renegotiated this note with the bank and executed a replacement promissory note ('the Renegotiated Note") of which $1,829,583 was outstanding at June 30, 1995. The new note consolidated the outstanding principal and unpaid accrued interest and was to be paid in equal monthly installments of $20,000 until the entire principal amount was repaid. Interest on the outstanding principal accrued at a rate of 11.25% per annum. In addition to the monthly payments, the Company was required to make mandatory prepayments towards the outstanding loan balance based on excess cash flows. Beginning in July 1994, the Company did not make its required payments on the Renegotiated Note and as a result, received a notice of default. In September 1995, the Company reached an agreement with the lender, to have the then outstanding indebtedness of $2,183,577 forgiven in exchange for payments aggregating $250,000. The final installment payment aggregating the $250,000 was made in December 1995. The forgiveness of this debt resulted in an extraordinary gain in the amount of $1,933,577, which is reflected on the statement of operations for the year ended June 30, 1996. The related income tax effect, aggregating approximately $750,000, has been offset by net operating loss carryforwards (see Note 2e).

                          TECHSTAR COMMUNICATIONS, INC.

                 FOR THE SEVEN MONTH PERIOD ENDED JULY 31, 1997
                      AND THE YEAR ENDED DECEMBER 31, 1996


                                  - CONTENTS -


                                                                                    Page(s)
                                                                                    -------

Independent Auditors' Report on Financial Statements                                 F - 46

Financial Statements:

      Balance Sheets as of July 31, 1997 and December 31, 1996                       F - 47

      Statements of Operations for the seven month period ended July 31, 1997
      and for the year ended December 31, 1996                                       F - 48

      Statements of Shareholders' Equity for the year ended December 31, 1996
      and for the seven month period ended July 31, 1997                             F - 49

      Statements of Cash Flows for the seven month period ended July 31, 1997 and
      for the year ended December 31, 1996                                           F - 50

      Notes to Financial Statements                                                  F - 51

                          INDEPENDENT AUDITORS' REPORT


To the Shareholders
TechStar Communications, Inc.
Bethesda, Maryland


We have audited the accompanying balance sheets of TechStar Communications, Inc. as of July 31, 1997 and December 31, 1996 and the related statements of operations, shareholders' equity and cash flows for the seven month period ended July 31, 1997 and for the year ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the accompanying financial statements referred to above present fairly, in all material respects, the financial position of TechStar Communications, Inc. as of July 31, 1997 and December 31, 1996, and the results of its operations and its cash flows for the seven month period ended July 31, 1997 and the year ended December 31, 1996 in conformity with generally accepted accounting principles.



                                           ________________________________
                                           LAZAR LEVINE & FELIX LLP


New York, New York
July 8, 1998

                          TECHSTAR COMMUNICATIONS, INC.
                                 BALANCE SHEETS
                    AS OF JULY 31, 1997 AND DECEMBER 31, 1996

                                   - ASSETS -

                                                                                         1997           1996
                                                                                    -------------  -------------
CURRENT ASSETS:
    Cash (Note 2e)                                                                    $   155,500    $   108,140
    Accounts receivable (billed and unbilled) net of allowance for doubtful accounts
      of $250,000 and $120,000 for 1997 and 1996, respectively (Notes 2e and 6)         2,522,643        942,488
    Prepaid expenses and other current assets                                               8,175          6,000
    Deferred income taxes (Notes 2d and 5)                                                 64,742         73,426
                                                                                    -------------  -------------

TOTAL CURRENT ASSETS                                                                    2,751,060      1,130,054
                                                                                    -------------  -------------

FIXED ASSETS (Notes 2b and 4b):
    Computer equipment                                                                    126,780         72,144
    Furniture and fixtures                                                                 22,880         22,880
    Office equipment                                                                        7,699          7,699
    Leasehold improvements                                                                 20,217         20,217
    Survey equipment                                                                      139,423              -
                                                                                    -------------  -------------
                                                                                          316,999        122,940
    Less: accumulated depreciation and amortization                                        61,679         27,766
                                                                                    -------------  -------------
                                                                                          255,320         95,174
                                                                                    -------------  -------------

OTHER ASSETS:
    Goodwill, net of accumulated amortization of $98,485 and $7,354 for 1997
      and 1996, respectively (Notes 1 and 2c)                                           3,807,154      3,898,285
    Deferred costs, net of accumulated amortization of $5,742 and $2,531 for
      for 1997 and 1996, respectively (Note 2c)                                            15,888          5,039
    Security deposits and other assets                                                     11,153         10,003
                                                                                    -------------  -------------
                                                                                        3,834,195      3,913,327
                                                                                    -------------  -------------
                                                                                      $ 6,840,575    $ 5,138,555
                                                                                    =============  =============
                    - LIABILITIES AND SHAREHOLDERS' EQUITY -
CURRENT LIABILITIES:
    Accounts payable and accrued expenses                                             $   388,862    $   384,406
    Current portion of notes payable (Note 4)                                              36,837              -
    Deferred income (Note 2a)                                                             200,000              -
    Income taxes payable (Note 2d)                                                        147,586         81,312
                                                                                    -------------  -------------

TOTAL CURRENT LIABILITIES                                                                 773,285        465,718
                                                                                    -------------  -------------

LONG-TERM LIABILITIES:
    Notes payable, net of current portion (Note 4)                                        265,516              -
    Deferred income taxes (Notes 2d and 5)                                                 26,856         13,008
                                                                                    -------------  -------------
                                                                                          292,372         13,008
                                                                                    -------------  -------------

COMMITMENTS AND CONTINGENCIES (Notes 6 and 7)

SHAREHOLDERS' EQUITY (Note 1):
    Common stock, no par value, 1,000 shares authorized, issued and outstanding             1,000          1,000
    Additional paid-in capital (Note 2d)                                                5,078,110      4,700,167
    Retained earnings (deficit)                                                           695,808        (41,338)
                                                                                    -------------  -------------
                                                                                        5,774,918      4,659,829
                                                                                    -------------  -------------
                                                                                      $ 6,840,575    $ 5,138,555
                                                                                    =============  =============

   The accompanying notes are an integral part of these financial statements.

                          TECHSTAR COMMUNICATIONS, INC.
                            STATEMENTS OF OPERATIONS
                 FOR THE SEVEN MONTH PERIOD ENDED JULY 31, 1997
                      AND THE YEAR ENDED DECEMBER 31, 1996

                                                        1997          1996
                                                    -----------    -----------

REVENUE EARNED (Notes 2a and 6)                      $3,861,400     $4,137,857

    Cost of revenue earned                            1,849,112      1,843,061
                                                    -----------    -----------

GROSS PROFIT                                          2,012,288      2,294,796

    Selling, general and administrative expenses        813,250        966,247
                                                    -----------    -----------

INCOME FROM OPERATIONS                                1,199,038      1,328,549
                                                    -----------    -----------

OTHER INCOME (EXPENSE):
    Interest expense                                     (1,872)        (1,852)
    Interest and other income                             6,851              -
                                                    -----------    -----------
                                                          4,979         (1,852)
                                                    -----------    -----------

INCOME BEFORE PROVISION FOR INCOME TAXES              1,204,017      1,326,697

    Provision for income taxes (Notes 2d and 5)         466,871        373,594
                                                    -----------    -----------

NET INCOME                                          $   737,146    $   953,103
                                                    ===========    ===========

   The accompanying notes are an integral part of these financial statements.

                          TECHSTAR COMMUNICATIONS, INC.
                  STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY



                                                               Common               Additional     Retained
                                                         --------------------        Paid-in       Earnings
                                                         Shares       Stock          Capital       (Deficit)          Total
                                                         ------       -----          -------       ---------          -----

Balance as of January 1, 1996                             1,500       $1,500      $          -    $   477,114      $   478,614

Net income for the period                                     -            -                 -        953,103          953,103

Distribution to shareholders                                  -            -                 -       (950,453)        (950,453)

Acquisition (Note 1)                                       (500)        (500)        4,427,241       (521,102)       3,905,639

Transfer of Federal tax liability as per tax
sharing agreement (Note 2d)                                   -            -           272,926              -          272,926
                                                    -----------  -----------      ------------    ------------    ------------

Balance as of December 31, 1996                           1,000        1,000         4,700,167        (41,338)       4,659,829

Net income for the period                                     -            -                 -        737,146          737,146

Transfer of Federal tax liability as per tax
sharing agreement (Note 2d)                                   -            -           377,943              -          377,943
                                                    -----------  -----------      ------------    ------------    ------------

BALANCE AS OF JULY 31, 1997                               1,000       $1,000        $5,078,110      $ 695,808       $5,774,918
                                                    ===========  ===========      ============    ============    ============

The accompanying notes are an integral part of these financial statements.

                          TECHSTAR COMMUNICATIONS, INC.
                            STATEMENTS OF CASH FLOWS
                 FOR THE SEVEN MONTH PERIOD ENDED JULY 31, 1997
                      AND THE YEAR ENDED DECEMBER 31, 1996

                                                                                                     1997             1996
                                                                                                 ------------      -----------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS:

CASH FLOWS FROM OPERATING ACTIVITIES:
    Net income                                                                                   $    737,146      $   953,103
    Adjustments to reconcile net income to net cash provided by operating activities:
      Depreciation and amortization                                                                    27,438           10,844
      Amortization of goodwill                                                                         91,131            7,354
      Amortization of deferred costs                                                                    3,211            2,214
      Transfer to additional paid-in capital (see Note 2d)                                            377,943          272,926
      Bad debt provision                                                                              130,000          120,000
      Deferred income taxes                                                                            22,532          (60,418)
    Changes in operating assets and liabilities:
      (Increase) in accounts receivable                                                            (1,710,155)        (609,596)
      (Increase) in prepaid expenses and other current assets                                          (2,175)          (6,000)
      Increase  in accounts payable and accrued expenses                                                4,456          356,903
      Increase in income taxes payable                                                                 66,274           81,312
      Increase in deferred income                                                                     200,000                -
                                                                                                 ------------      -----------
        Net cash provided by operating activities                                                     (52,199)       1,128,642
                                                                                                 ------------      -----------

CASH FLOWS FROM INVESTING ACTIVITIES:
    Additions to fixed assets                                                                        (187,584)         (77,670)
    Increase in deferred costs                                                                        (14,060)          (7,253)
    Increase in security deposits                                                                      (1,150)          (5,211)
                                                                                                 ------------      -----------
      Net cash (used in) investing activities                                                        (202,794)         (90,134)
                                                                                                 ------------      -----------

CASH FLOWS FROM FINANCING ACTIVITIES:
    Proceeds from long-term debt                                                                      396,098                -
    Payments of long-term debt                                                                        (93,745)               -
    Distributions to shareholders                                                                           -         (950,453)
                                                                                                 ------------      -----------
      Net cash provided by (used in) financing activities                                             302,353         (950,453)
                                                                                                 ------------      -----------

NET INCREASE IN CASH AND CASH EQUIVALENTS                                                              47,360           88,055

        Cash and cash equivalents, at the beginning of the year                                       108,140           20,085
                                                                                                 ------------      -----------

CASH AND CASH EQUIVALENTS, AT END OF PERIOD                                                     $     155,500     $    108,140
                                                                                                =============     ============

SUPPLEMENTAL DISCLOSURES OF CASH FLOWS INFORMATION:
    Cash paid during the period for:
      Interest                                                                                         $1,872         $  1,852
      Income tax                                                                                          373           44,071

NON-CASH TRANSACTION:

(i) As of December 31, 1996, the Company had federal income tax obligations of $272,926. Pursuant to a tax sharing agreement with AUGI these federal tax obligations in addition to current federal income taxes payable in the amount of $377,943 associated with the seven month period ended July 31, 1997, were assumed by AUGI (see Note 2d).

(ii) Goodwill in the amount of $3,905,639 was recorded in the books of the Company resulting from the acquisition as discussed in Note 1.

   The accompanying notes are an integral part of these financial statements.

                          TECHSTAR COMMUNICATIONS, INC.
                          NOTES TO FINANCIAL STATEMENTS
                 FOR THE SEVEN MONTH PERIOD ENDED JULY 31, 1997
                      AND THE YEAR ENDED DECEMBER 31, 1996


NOTE   1   -     ORGANIZATION AND NATURE OF BUSINESS:

                 TechStar Communications, Inc. (the "Company") formerly Broadcast Towers Site, Inc. ("BTS") was organized under the laws of the State of Delaware on February 28, 1994. Effective December 11, 1996, the shareholders of the Company exchanged all their shares in the Company for $780,000 in cash, 507,246 unregistered shares of American United Global, Inc.'s ("AUGI") common stock and three promissory notes aggregating $600,000. The transaction was valued at $4,426,303 and was accounted for by the purchase method of accounting. Goodwill in the amount of $3,905,639 was recorded on the books of the Company in accordance with the push down theory of accounting. Accordingly, the Company became a wholly-owned subsidiary of AUGI.

                 The Company locates wireless tower sites pursuant to agreements with clients, and further, upon successful location of each site, the Company is responsible for negotiating leases, obtaining zoning clearances, and other architecture and/or engineering tasks as they arise. Presently the Company conducts these services primarily in the Washington, DC area, Philadelphia, PA, Connecticut and the Southeast region of the United States.

                 Effective August 1, 1997, subsequent to the balance sheet date, the Company was a party to a reverse triangular merger with IDF International, Inc. ("IDF"), a New York Corporation, through its newly formed subsidiary TechStar Acquisition Corp. ("Acquisition Corp."). IDF, through its other wholly-owned subsidiary, Hayden-Wegman International, Inc., provides professional engineering services to state and local government agencies, developers and other clients concentrated in the northeast region of the United States. The Company emerged as the surviving corporation of the merger with Acquisition Corp. and became a wholly-owned subsidiary of IDF. As a result of this merger IDF issued 6,171,553 shares to AUGI resulting in AUGI owning approximately 63 % of the issued and outstanding shares of IDF at that date. In addition, certain officers of the Company received options to acquire an additional 8% of IDF pursuant to their employment agreements.(See Note 8)

                 As a result of the above mentioned acquisition, the Company changed its fiscal year end to July 31.


NOTE   2   -     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

                 The Company's accounting policies are in accordance with generally accepted accounting principles. Outlined below are those policies which are considered particularly significant.

        (a)      Revenue Recognition:

                 The Company recognizes revenue from contracts in a manner similar to the percentage-of-completion method of accounting.

                 Deferred income consists of pre-billings (not yet earned) as of July 31, 1997.

                          TECHSTAR COMMUNICATIONS, INC.
                          NOTES TO FINANCIAL STATEMENTS
                 FOR THE SEVEN MONTH PERIOD ENDED JULY 31, 1997
                      AND THE YEAR ENDED DECEMBER 31, 1996


NOTE   2   -     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued):

        (b)      Fixed Assets and Depreciation:

                 Fixed assets are reflected at cost. Depreciation is provided using the straight-line method over the following useful lives:

                       Computer equipment                            3 years
                       Furniture, fixtures and equipment             5 years
                       Survey equipment                              5 years

                 Leasehold improvements are amortized over the terms of the lease.

        (c)      Intangible Assets:

                 The excess of cost over the fair value of the business acquired (goodwill), as described in Note 1, is being amortized using the straight-line method over 25 years. Amortization expense charged to operations for the seven month period ended July 31, 1997 and for the year ended December 31, 1996 was $91,131 and $7,354, respectively.

                 The Company periodically reviews the valuation and amortization of goodwill to determine possible impairment by comparing the carrying value to the undiscounted future cash flows of the related assets, in accordance with Statement of Financial Accounting Standards (SFAS) No. 121, Accounting for the Impairment of Long-Term Assets and Long-Term Assets to be disposed of.

                 Deferred costs which were incurred when the Company entered into automobile leases are being amortized on a straight-line basis over the terms of the leases. Amortization expense, charged to operations for the seven month period ended July 31, 1997 and for the year ended December 31, 1996 was $3,211 and $2,214, respectively.

        (d)      Income Taxes

                 The Company will file a consolidated Federal income tax return with AUGI for the period from the date of acquisition, December 11, 1996 through July 31, 1997. The Company utilizes Financial Accounting Standards Board Statement No. 109 (SFAS 109) "Accounting for Income Taxes." SFAS 109 requires use of the asset and liability approach of providing for income taxes on the timing differences for certain items which are treated differently for tax and financial reporting purposes.

                 Deferred income taxes are provided for on the timing differences for certain items which are treated differently for tax and financial reporting purposes. These items include depreciation of fixed assets, amortization of goodwill and the recognition of bad debt expense.

                          TECHSTAR COMMUNICATIONS, INC.
                          NOTES TO FINANCIAL STATEMENTS
                 FOR THE SEVEN MONTH PERIOD ENDED JULY 31, 1997
                      AND THE YEAR ENDED DECEMBER 31, 1996


NOTE   2   -     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued):

        (d)      Income Taxes (continued):

                 Prior to the date of acquisition, December 11, 1996, the Company utilized the cash method of accounting for income taxes. As a result, no provision for federal income taxes has been made for the period January 1, 1996 through December 10, 1996 since the Company was an S corporation for tax reporting purposes whereby any income taxes are the personal liability of the shareholders. The Company's S corporation status was automatically terminated on the date of acquisition.

                 On the date of acquisition, the Company had reflected deferred federal income taxes of approximately $292,000 and deferred state and local income taxes of approximately $62,000 associated with its use of the cash method of accounting. Effective December 11, 1996, the Company elected to change its tax reporting method from the cash basis of accounting to the accrual method of accounting. The effect of this change was to accelerate the due date of the deferred taxes.

                 The Company has entered into a tax sharing agreement with AUGI whereby federal taxes aggregating approximately $273,000 and $378,000 for the year ended December 31, 1996 and for the seven months ended July 31, 1997, respectively, which the Company would have had to pay were it not to file a consolidated federal tax return with AUGI, were assumed by AUGI. This savings to the Company resulted in the transfer of approximately $651,000 from current federal income taxes payable to additional paid-in-capital.

        (e)      Concentration of Credit Risk:

                 Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash and accounts receivable.

                 The Company, from time-to-time, maintains cash balances which exceed the federal depository insurance coverage limit. Management attempts to monitor the soundness of its financial institution and feels that the Company's risk is negligible.

                 The  Company  believes  that   concentration  with  regards  to
                 accounts receivable is limited due to the sound financial stability and reputation of its customers.

        (f)      Use of Estimates:

                 In preparing financial statements in accordance with generally accepted accounting principles, management makes certain estimates and assumptions, where applicable, that effect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. While actual results could differ from those estimates, management does not expect such variances, if any, to have a material effect on the financial statements.

                          TECHSTAR COMMUNICATIONS, INC.
                          NOTES TO FINANCIAL STATEMENTS
                 FOR THE SEVEN MONTH PERIOD ENDED JULY 31, 1997
                      AND THE YEAR ENDED DECEMBER 31, 1996


NOTE   2   -     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued):

        (g)      Fair Value of Financial Instruments:

                 At July 31, 1997 and December 31, 1996, the carrying amount of cash, accounts receivable, accounts payable and accrued expenses approximate fair value because of the short-term maturities of these items.

                 The carrying amounts of current and long-term portions of long-term obligations approximate fair market as the interest rates on these obligations approximate current market conditions.

        (h)      Statements of Cash Flows:

                 For purposes of the statements of cash flows, the Company considers all highly liquid investments purchased with an
                 original   maturity  of  three   months  or  less  to  be  cash
                 equivalents.

        (i)      Advertising:

                 The Company expenses advertising as incurred. Advertising expenses for the seven month period ended July 31,1997 and for the year ended December 31, 1996 was $421 and $476, respectively.


NOTE   3   -     RELATED PARTY TRANSACTIONS:

                 During the period ended July 31, 1997, the Company received a loan (as additional working capital) in the amount of $300,000 from AUGI. The Company also incurred certain expenses on behalf of AUGI totaling $85,000, which were charged against this loan, and the balance of $215,000 is evidenced by a promissory note. As discussed in Note 8, this obligation has subsequently been exchanged for a five year promissory note to IDF and has been reflected as such retroactively (see also Note 4a).

                 See also Note 2 (d).


NOTE   4   -     LONG-TERM DEBT:

                 At July 31, 1997, the principal amounts due are as follows:

                 (a)  Promissory  note to IDF,  (see Notes 3  and 8) which bears interest  at 8% per annum.  This note is due and payable on the earlier  of (i)  the  consummation  of any  public  or  private placement of securities by IDF or any of its subsidiaries  (see
                 Note 1),  which  individually  or in the  aggregate  results in gross cash proceeds of $2.5 million or more, or (ii) August 25,
                 2002.  Interest is payable  quarterly com- mencing  December 1,
                 1997.                                                              $215,000

                          TECHSTAR COMMUNICATIONS, INC.
                          NOTES TO FINANCIAL STATEMENTS
                 FOR THE SEVEN MONTH PERIOD ENDED JULY 31, 1997
                      AND THE YEAR ENDED DECEMBER 31, 1996


NOTE   4   -     LONG-TERM DEBT (Continued):

                 (b) Non-interest bearing promissory note in the original amount of $106,675, payable in monthly installments of $3,556 over three years through November 1999. The present value of these payments using a 8 1/4% interest rate amounted to $96,099. This note is secured by survey equipment.

                                                                                    87,353
                                                                                  ----------
                                                                                   302,353
                 Less: current maturities                                           36,837
                                                                                  ----------
                                                                                  $265,516
                                                                                  ==========



                 At July 31, 1997, the annual scheduled principal payments of long-term debt are $36,837, $39,993 and $10,523 for each of the next three years, respectively.


NOTE   5   -     INCOME TAXES:

                 The provision for income taxes is comprised of the following:

                                                                                      1997           1996
                                                                                   -----------     --------
                       Current:
                            Federal                                                  $377,943      $272,926
                            State and local                                           114,030        98,301
                       Deferred:
                            Federal                                                   (20,552)        1,938
                            State                                                      (4,550)          429
                                                                                   -----------     --------
                                                                                     $466,871      $373,594
                                                                                   -----------     --------

                 The components of deferred taxes, pursuant to SFAS 109 as of July 31, 1997 and December 31, 1996 are as follows:

                                                                                       1997            1996
                                                                                    ----------      --------

                     Deferred tax assets:
                            Accounts receivable                                       $64,742        $46,344
                            Net operating loss                                             --         27,082
                                                                                     ---------      --------
                     Total deferred tax asset                                         $64,742        $73,426
                                                                                     =========      ========




                     Deferred tax liability:
                            Fixed assets                                             $ (9,853)      $(12,612)
                            Goodwill                                                  (17,003)          (396)
                                                                                     ---------      ---------
                     Total deferred tax liabilities                                  $(26,856)      $(13,008)
                                                                                     =========      =========


                          TECHSTAR COMMUNICATIONS, INC.
                          NOTES TO FINANCIAL STATEMENTS
                 FOR THE SEVEN MONTH PERIOD ENDED JULY 31, 1997
                      AND THE YEAR ENDED DECEMBER 31, 1996


NOTE   6   -     ECONOMIC DEPENDENCY:

                 For the seven month period ended July 31, 1997, the Company had sales to three major customers of approximately $2,500,000, $425,000 and $400,000, respectively. At July 31, 1997, the amounts due from these customers aggregated approximately $1,404,000, $267,000, and $390,000, respectively.

                 For the year ended December 31, 1996, the Company had sales to one customer of approximately $4,079,000. At December 31, 1996, accounts receivable from this customer aggregated approxi mately to $1,065,000.

NOTE   7   -     COMMITMENTS AND CONTINGENCIES:

        (a)      Leases:

                 The Company leases offices and operating facilities in Bethesda, Maryland, Wilmington, Delaware, and Orange, Connecticut under operating leases that will expire at various times through December 1998. In addition, the Company leases automobile and office equipment under operating leases that will expire in various months through January 2002. Future minimum rental payments are as follows:

                 For the 12 months ended July 31,
                 --------------------------------
                              1998                         $136,909
                              1999                           47,777
                              2000                           13,412
                              2001                            2,248
                              2002                              788
                                                       ------------
                                                           $201,134
                                                       ============

                 Rental expense charged to operations for the seven month period ended July 31, 1997 and for the year ended December 31, 1996 was $68,482 and $ 52,715, respectively. In accordance with the lease for the Bethesda premises, the Company is additionally liable for its proportionate share of increases in real estate taxes and other operating expenses.

        (b)      Employment Contracts:

                 Pursuant to the merger agreements (see Note 1), the prior employment agreements of the Company with three members of management were terminated and replaced. The new three year agreements have expiration dates through November 30, 2000 with automatic renewal terms of one year. In addition to their base salaries (aggregating $600,000, $675,000 and $750,000 for each of the three years consecutively), these employees are entitled to options ("performance options") exercisable over the earlier of a five year period or November 30, 2005, entitling each of them to receive 285,517 shares of IDF common stock at an exercise price of $1.25 per share. In addition to the performance options (aggregating 856,551), IDF has established an option pool consisting of an aggregate of 131,777 additional performance options for these and other key employees.

         (c)     Litigation:

                  The Company is involved in a contract dispute with a vendor over engineering services provided to the Company by the vendor. According to the management of the Company, the vendor filed a claim in the amount of $216,000 plus interest against the Company. The Company notified the vendor (through its attorney) that the vendor's work was unacceptable by the customer, causing the Company to incur additional, cost to complete the project and also causing the Company to lose the contract with the customer. The Company's customer agrees with these assertions and has been helpful in assisting the Company with its investigative discovery process. Futhermore, the Company filed a counterclaim against the vendor in the amount of $2.5 million for vendor's negligence. As of the date of issue of these financial statements the Company and the vendor have agreed to enter into mediation for settlement discussions. Mediation is tenitatively scheduled for the later part of July 1998. The vendor's insurance carrier has agreed to take part in the mediation discussions.

                          TECHSTAR COMMUNICATIONS, INC.
                          NOTES TO FINANCIAL STATEMENTS
                 FOR THE SEVEN MONTH PERIOD ENDED JULY 31, 1997
                      AND THE YEAR ENDED DECEMBER 31, 1996


NOTE   8   -     SUBSEQUENT EVENT:

        (a) As described in Note 1, effective August 1, 1997, subsequent to the balance sheet date, the Company consummated a reverse triangular merger with IDF and one of its subsidiaries. As a result of this merger, the loan balance due from the Company to its former parent, AUGI, in the amount of $215,000, was assumed by the Company's new parent, IDF (see Notes 3 and 4a). The Company together with other subsidiaries have guaranteed IDF's obligation to AUGI.

        (b) In addition to the above, the merger agreement provides that the Company will assume $300,000 of AUGI's acquisition debt, due in December 1999, to the former TechStar shareholders (see
                 Note 1) provided that AUGI shall make the 1997 and 1998 principal and interest payments on the acquisition debt and unconditionally guarantee the debt assumed by the Company.


        (c) In November 1997, the Company entered into a new lease for its office facility for forty-three months commencing on December 1, 1997 and ending on June 30, 2001 at a monthly base rent of $34,104. In accordance with the lease, the Company is additionally liable for its proportionate share of increase in real estate taxes and other operating expenses.

                    IDF INTERNATIONAL, INC. AND SUBSIDIARIES
         INTRODUCTION TO PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                                   (Unaudited)



The following unaudited pro forma consolidated statement of operations has been prepared based upon certain pro forma adjustments (see description of pro forma transaction below) to the historical financial statements of IDF International, Inc. and Subsidiaries (collectively called the Company). The pro forma financial statement of operations should be read in conjunction with the notes thereto and the historical financial statements of the Company.

The accompanying pro forma consolidated statement of operations has been prepared as if the combinations occurred at July 1, 1996 the beginning of the Company's fiscal year. This pro forma consolidated statement of operations does not purport to be indicative of future results or of the results which would actually have been obtained had the pro forma transactions been completed as of July 1, 1996.

The pro forma transaction is as follows:

               Effective August 1, 1997, the Company was a party to a reverse triangular merger (through a newly formed subsidiary. TechStar Acquisition Corp. ("Acquisition Corp.") with TechStar Communications, Inc. ("TechStar") a wholly owned subsidiary of American United Global, Inc. ("AUGI"). TechStar emerged as the surviving corporation of the merger with Acquisition Corp. and became a wholly owned subsidiary of the Company. As part of this transaction the Company issued 6,171,553 shares of its common stock to AUGI resulting in AUGI owning approximately 63% of the issued and outstanding shares of the Company at that date.

                    IDF INTERNATIONAL, INC. AND SUBSIDIARIES
                 PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                                   (Unaudited)

                                                         - Historical -
                                - Historical -                TechStar
                             IDF International, Inc.       Communications               Pro Forma
                                and Subsidiaries                        Inc.           Adjustments
                               For the Year Ended       For the Year Ended    -----------------------------     Pro Forma
                                 June 30, 1997              June 30, 1997          Debit         Credit        Consolidated
                            -----------------------     -------------------   -------------  --------------  ---------------

NET REVENUE                      $11,269,590                   $5,407,756                                      $16,677,346

COST OF GOODS SOLD                 5,655,732                    2,958,131                                        8,613,863
                               -------------                  -----------                                    -------------

GROSS PROFIT                       5,613,858                    2,449,625                                        8,063,483

OPERATING EXPENSES
                                                                             $    6,300(d)       $44,300(c)
                                   3,930,232                      897,472       107,000(b)                       4,896,704
                               -------------                  -----------                                    -------------

INCOME FROM  OPERATIONS            1,683,626                    1,552,153                                        3,166,779
                               -------------                  -----------                                    -------------

OTHER INCOME (EXPENSES)
    Interest expense                (863,741)                      10,834       150,000(a)                      (1,002,907)
    Other incme                       98,117                      (12,687)                                          85,430
                               -------------                  -----------                                    -------------
                                    (765,624)                      (1,853)                                        (917,477)
                               -------------                  -----------                                    -------------

INCOME BEFORE INCOME TAXES           918,002                   1,550,300                                         2,249,302

INCOME TAXES                               -                     620,120                                          620,120
                               -------------                  -----------        --------          -------   -------------

NET INCOME                     $     918,002                  $   930,180        $263,300          $44,300    $  1,629,182
                               =============                  ===========        ========          =======    ============

          See notes to pro forma consolidated statement of operations.

                    IDF INTERNATIONAL, INC. AND SUBSIDIARIES
             NOTES TO PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                                   (Unaudited)


NOTE (a) Reflects interest expense associated with the 8% senior subordinated convertible notes.


NOTE (b) Reflects amortization expense of deferred finance and acquisition costs associated with the 8% senior subordinated convertible note.


NOTE (c) Reflects a reduction in the carrying value of goodwill as of June 30, 1997 in the aggregate amount of $1,616,462 and the reversal of amortization during 1997 on this portion of goodwill for $44,300, representing 63% of the goodwill and amortization associated with the reverse acquisition.


NOTE (d) Reflects recognition of 63% of the fair value of the license at $157,500 as of June 30, 1997 and amortization of the license for one year in the amount of $6,300 based on a useful life of 25 years.

                          INDEPENDENT AUDITOR'S REPORT

To the Shareholders of
Broadcast Tower Sites, Inc.

                  We have audited the accompanying balance sheets of Broadcast Tower Sites, Inc. as of September 30, 1996 and December 31, 1995, and the related statements of operations, shareholders' equity and cash flows for the nine months ended September 30, 1996 and for the year ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

                  We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

                  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Broadcast Tower Sites, Inc. as of September 30, 1996 and December 31, 1995 and the results of its operations and its cash flows for the nine months ended September 30, 1996 and the year ended December 31, 1995 in conformity with generally accepted accounting principles.




                                          /s/ Feldman Sherb Ehrlich & Co., P.C.
                                          Feldman Sherb Ehrlich & Co., P.C.
                                          Certified Public Accountants
                                          (formerly Feldman Radin & Co., P.C.)
New York, New York
November 8, 1996

                          BROADCAST TOWER SITES, INC.

                                 BALANCE SHEETS


                                                     September 30,  December 31
                                                          1996         1995
                                                     -----------    -----------
                    ASSETS

CURRENT ASSETS:
  Cash                                               $   474,082 $    20,085
  Accounts receivable, less allowance for doubtful
      accounts of $200,000 in 1996                       798,836     452,892
  Prepaid expenses                                         3,441           -
                                                       ---------     -------
    TOTAL CURRENT ASSETS                               1,276,359     472,977

PROPERTY AND EQUIPMENT, net of accumulated
  depreciation                                            38,817      28,348

OTHER ASSETS:                                              6,233       4,792
                                                       ---------     -------
                                                     $ 1,321,409 $   506,117
                                                     =========== ===========
        LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
  Accounts payable                                   $   119,966 $         -
  Accrued expenses                                       427,236      27,503
                                                       ---------     -------
    TOTAL CURRENT LIABILITIES                            547,202      27,503
                                                     =========== ===========

SHAREHOLDERS' EQUITY:
  Common stock; no par value; 1,500 shares authorized,
    issued and outstanding                                 1,500       1,500
  Retained earnings                                      772,707     477,114
                                                       ---------     -------
                                                         774,207     478,614
                                                       ---------     -------
                                                     $ 1,321,409 $   506,117
                                                     =========== ===========
                       See notes to financial statements

                           BROADCAST TOWER SITES, INC.

                            STATEMENTS OF OPERATIONS


                                                     Nine Months
                                                        Ended       Year Ended
                                                    September 30,   December 31,
                                                         1996          1995
                                                    -----------    ------------
REVENUES                                            $ 2,555,534   $   822,946

SELLING, GENERAL AND ADMINISTRATIVE
  EXPENSES                                            1,776,271       390,667
                                                    -----------   ------------

INCOME FROM OPERATIONS                                  779,263       432,279
                                                    -----------   ------------

OTHER INCOME (EXPENSE):
  Interest income                                           330         1,903
  Interest expense                                            -          (171)
                                                    -----------   ------------
    TOTAL OTHER INCOME (EXPENSE)                            330         1,732
                                                    -----------   ------------

INCOME BEFORE INCOME TAXES                              779,593       434,011

PROVISION FOR INCOME TAXES                               34,000        13,000
                                                    -----------   ------------

NET INCOME                                          $   745,593   $   421,011
                                                    ===========   ===========


                       See notes to financial statements

                          BROADCAST TOWER SITES, INC.

                       STATEMENTS OF SHAREHOLDERS' EQUITY



                                    Common Stock
                                    ------------      Retained
                                 Shares     Amount    Earnings     Total
                                 ------     ------    --------     -----
Balance at December 31, 1994      1,500    $ 1,500   $   56,103   $   57,603

  Net income                          -          -      421,011      421,011
                                  -----    -------  -----------  -----------
Balance at December 31, 1995      1,500      1,500      477,114      478,614

  Net income                          -          -      745,593      745,593

  Distributions to shareholders       -          -     (450,000)    (450,000)
                                  -----    -------  -----------  -----------
Balance at September 30, 1996     1,500    $ 1,500   $  772,707   $  774,207
                                  =====    =======   ==========   ==========


                       See notes to financial statements

                          BROADCAST TOWER SITES, INC.

                            STATEMENTS OF CASH FLOWS


                                                   Nine Months
                                                     Ended          Year Ended
                                                   September 30,    December 31,
                                                      1996            1995
                                                   ------------    ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                       $   745,593   $   421,011

  Adjustments to reconcile net income
    to net cash provided by operating activities:
      Depreciation                                      11,155         3,293

  Changes in assets and liabilities:
    Increase (decrease) in accounts receivable        (345,944)     (452,892)
    Increase (decrease) in prepaid expenses             (3,441)            -
    Increase (decrease) in other assets                 (1,441)       (2,737)
    (Decrease) increase in accounts payable            119,966             -
    (Decrease) increase in accrued expenses            399,733         3,288
                                                       -------      ---------
                                                       168,873      (452,341)
                                                       -------      ---------

  NET CASH PROVIDED BY (USED IN) OPERATING
    ACTIVITIES                                         925,621       (28,037)
                                                       -------      ---------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures                                 (21,624)      (31,641)
                                                       -------      ---------

  NET CASH USED IN INVESTING ACTIVITIES                (21,624)      (31,641)
                                                       -------      ---------

CASH FLOWS FROM FINANCING ACTIVITIES
  Distributions to shareholders                       (450,000)            -
                                                       -------      ---------

  NET CASH USED IN FINANCING ACTIVITIES               (450,000)            -
                                                       -------      ---------

NET INCREASE (DECREASE) IN CASH                        453,997       (59,678)

CASH, beginning of period                               20,085        79,763
                                                       -------      ---------

CASH, end of period                                $   474,082   $    20,085
                                                   ===========   ===========

                       See notes to financial statements

                           BROADCAST TOWER SITES, INC.

                          NOTES TO FINANCIAL STATEMENTS

                    NINE MONTHS ENDED SEPTEMBER 30, 1996 AND
                          YEAR ENDED DECEMBER 31, 1995


1.       BUSINESS:

         Broadcast Tower Sites, Inc. ("the Company") was incorporated on February 28, 1994 as a broadcast tower site acquisition service corporation. The Company has service contracts with two major clients. The Company locates potential wireless tower sites pursuant to agreements with clients, and further, upon successful location of such sites, the Company is responsible for negotiating leases, obtaining zoning clearances, and other architectural and/ or engineering tasks, as they arise. Presently, the Company conducts these services in the Washington D.C. and Philadelphia areas.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

         A. Basis of accounting - The Company uses the accrual basis of accounting to prepare their financial statements.

         B. Revenue recognition - The Company recognizes revenue from contracts when the underlying tasks are completed and ready for invoicing to the client.

         C. Depreciation - The Company depreciates property and equipment using the following estimated lives:


                    Computer equipment                        3 years
                    Office furniture and equipment            5 years

         D. Income taxes - The Company elected "S" corporation status on February 28, 1994, its inception. As an "S" corporation, the Company is not required to pay any federal or Maryland income taxes. Income taxes are the responsibility of the individual shareholders, however, state income taxes have been provided to accrue taxes in the states and localities other than Maryland where the Company conducts operations.

                  The Company reports on the cash basis of accounting for income tax purposes. The accrual basis financial statements include approximately $252,000 of income which has not been reflected in the corporation's reported taxable income.

         E. Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reporting amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3.       CONTRACTS - MAJOR CUSTOMER AND ACCOUNTS RECEIVABLE:

         For the nine months ended September 30, 1996 and the year ended December 31, 1995, the majority of the Company's sales were derived from one client, accordingly, the accounts receivable for the same periods are primarily from this same client. The agreement with this client terminates on the later of December 31, 1996 or the date of the Company's completion of its last contract.

4.       PROPERTY AND EQUIPMENT:

         Property and equipment consists of the following:


                                     Nine Months
                                        Ended         Year Ended
                                     September 30,    December 31,
                                         1996             1995
                                     ----------       ---------

          Computer equipment           $ 28,611       $  11,392
          Office furniture               19,405          15,000
          Office equipment                5,249           5,249
                                     ----------       ---------
                                         53,265          31,641
          Accumulated depreciation      (14,448)         (3,293)
                                     ----------       ---------
                                       $ 38,817       $  28,348
                                     ==========       =========

5.       COMMITMENTS AND CONTINGENCIES:

         The Company subleases its principal executive offices under a cancelable sublease agreement expiring December 30, 1998. The monthly base rent is $3,441. Rent expense for the periods ended September 30, 1996 and December 31, 1995 totaled $38,031 and $19,598, respectively.

         In  November   1996,  the  Company   received   notice  from  a  former
         subcontractor  seeking  approximately   $100,000  in  claims  for  work
         allegedly performed.  Management of the

         Company believes that the claim is without merit, as the subcontractor was dismissed for substandard work. The Company intends to vigorously defend any legal action which may arise as a result of this claim.

6.       ACCRUED EXPENSES:

         Included  in  accrued   expenses  is  $300,000   representing   accrued
         compensation to the principal executive officers of the Company as of September 30, 1996.

                                    PART III

1.       INDEX TO EXHIBITS

         (2.)     Charter and By-Laws of IDF International, Inc.

                  (2.1)    Certificate of Incorporation (filed March 26, 1991)

                  (2.2)    Certificate    of   Amendment   of   Certificate   of
                           Incorporation (filed February 25, 1998)

                  (2.3)    Certificate    of   Amendment   of   Certificate   of
                           Incorporation (filed March 23, 1998)

                  (2.4)    Certificate    of   Amendment   of   Certificate   of
                           Incorporation (filed July 9, 1998)

                  (2.5)    Amended and  Restated  By-Laws of IDF  International,
                           Inc.

         (6.)     Material Contracts

                  (6.1) Employment Agreement between Solon D. Kandel and IDF International, Inc.

                  (6.2) Employment Agreement between Lembit Kald and IDF International, Inc., and Hayden-Wegman, Inc.

                  (6.3) Employment Agreement between Sergio Luciani and IDF International, Inc., and TechStar Communications, Inc.

                  (6.4) Consulting Agreement between Robert M. Rubin and IDF International, Inc.

                  (6.5) Indemnity Agreement between Solon D. Kandel and IDF International, Inc.

                  (6.6) Indemnity Agreement between Robert M. Rubin and IDF International, Inc.

                  (6.7) Indemnity Agreement between Lembit Kald and IDF International, Inc.

                  (6.8) Indemnity Agreement between Sergio Luciani and IDF International, Inc.

                  (6.9) Indemnity Agreement between Lawrence Kaplan and IDF International, Inc.

                  (6.10) Indemnity Agreement between Simantov Moskona and IDF International, Inc.

                  (6.11) Indemnity Agreement between Donald W. Shipley and IDF International, Inc.

                  (6.12)   IDF International, Inc., 1997 Stock Option Plan


2.       EXHIBITS     [To follow Signature Page]

                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                         IDF INTERNATIONAL, INC.


Date: July 14, 1998                                     By: /s/ Solon D. Kandel
                                                            --------------------
                                                            Solon D. Kandel
                                                            President and CEO